

12027381

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

LaPorte Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001549276
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-182106
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of LaPorte, State of Indiana on June 12, 2012.

LAPORTE BANCORP, INC.

By: 

Michele M. Thompson
President and Chief Financial Officer

{Clients/1298/00163385.DOC/ }

EXHIBIT 99.3

PRO FORMA VALUATION REPORT

LAPORTE BANCORP, INC.
La Porte, Indiana

PROPOSED HOLDING COMPANY FOR:
LAPORTE SAVINGS BANK
La Porte, Indiana

Dated As Of:
May 25, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

May 25, 2012

Boards of Directors
LaPorte Savings Bank, MHC
LaPorte Bancorp, Inc.
LaPorte Savings Bank
710 Indiana Avenue
La Porte, Indiana 46350

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines.

Description of Plan of Conversion and Reorganization

On May 22, 2012, the respective Boards of Directors of LaPorte Savings Bank, MHC (the "MHC"), LaPorte Bancorp, Inc. ("LaPorte Bancorp" or the "Company"), and LaPorte Savings Bank (the "Bank"), La Porte, Indiana, adopted a Plan of Conversion (the "Plan of Conversion") whereby the MHC will convert to stock form. As a result of the conversion, LaPorte Bancorp, which currently owns a majority of the issued and outstanding common stock of the Company, will be succeeded by a newly formed Maryland corporation, also with the name of LaPorte Bancorp, Inc. Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity and the newly incorporated entity will hereinafter be referred to as LaPorte Bancorp or the Company, unless otherwise noted. As of March 31, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of approximately 54.1% of the common stock (the "MHC Shares") of LaPorte Bancorp. The remaining 45.9% of LaPorte Bancorp common stock is owned by public stockholders.

It is our understanding that LaPorte Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including the Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares are expected to be offered for sale in a community offering. Shares not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated community offering.

Upon completing the mutual-to-stock conversion and stock offering (the "Second-Step Conversion" or "Offering"), the Company will be 100% owned by public shareholders, the publicly-held shares of LaPorte Bancorp will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed, taking into account the impact of the MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets that will be consolidated with the Company.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the Board of Governors of the Federal Reserve and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited financial information for the fiscal years ended December 31, 2007 through December 31, 2011, and unaudited financial information through March 31, 2012, as well as due diligence related discussions with the Company's management; Crowe Horwath LLP, the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., LaPorte Bancorp's conversion counsel; and Sterne Agee & Leach, Inc., the Company's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which LaPorte Bancorp operates and have assessed LaPorte Bancorp's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on LaPorte Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on LaPorte Bancorp's operating characteristics and financial performance as they relate to the pro forma market value of LaPorte Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with LaPorte Bancorp's assets and equity pursuant to the completion of the second-step conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared LaPorte Bancorp's financial performance and condition with selected thrift holding companies in accordance with the Valuation Guidelines. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on LaPorte Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by LaPorte Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by LaPorte Bancorp, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of LaPorte Bancorp. The valuation considers LaPorte Bancorp only as a going concern and should not be considered as an indication of LaPorte Bancorp's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for LaPorte Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of LaPorte Bancorp's stock alone. It is our understanding that there are no current plans for selling control of LaPorte Bancorp following completion of the second-step conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which LaPorte Bancorp's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 25, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) the shares to be issued publicly representing the MHC's ownership interest in the Company adjusted for the dilutive impact of the MHC assets pursuant to FDIC policy, and (2) exchange shares issued to existing public shareholders of LaPorte Bancorp – was $44,133,872 at the midpoint, equal to 5,516,734 shares at $8.00 per share.

Establishment of the Exchange Ratio

FRB regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, LaPorte Bancorp and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders after adjustment for the dilutive impact of consolidation of the net assets of the MHC utilizing a methodology consistent with FRB policy in this regard. The exact exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the Offering, based on the total number of shares sold in the subscription, community, and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value, and the $8.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1767 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0002 at the minimum, 1.3532 at the maximum and 1.5561 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio. The resulting range of value pursuant to regulatory guidelines, the corresponding number of shares based on the Board approved $8.00 per share offering price, and the resulting exchange ratios are shown below.

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares (1)				
Maximum, as Adjusted	7,295,881	3,967,500	3,328,381	1.5561
Maximum	6,344,244	3,450,000	2,894,244	1.3532
Midpoint	5,516,734	3,000,000	2,516,734	1.1767
Minimum	4,689,224	2,550,000	2,139,224	1.0002
Distribution of Shares (2)				
Maximum, as Adjusted	100.00%	54.38%	45.62%	
Maximum	100.00%	54.38%	45.62%	
Midpoint	100.00%	54.38%	45.62%	
Minimum	100.00%	54.38%	45.62%	
Aggregate Market Value at $8 per share				
Maximum, as Adjusted	$ 58,367,048	$ 31,740,000	$ 26,627,044	
Maximum	$ 50,753,952	$ 27,600,000	$ 23,153,951	
Midpoint	$ 44,133,872	$ 24,000,000	$ 20,133,871	
Minimum	$ 37,513,792	$ 20,400,000	$ 17,113,790	

(1) Based on an $8.00 per share IPO price.
(2) Ownership ratios adjusted for dilution for MHC assets.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of LaPorte Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of LaPorte Bancorp as of March 31, 2012, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of LaPorte Bancorp and the exchange of the public shares for newly issued shares of LaPorte Bancorp common stock as a full public company was determined independently by the Boards of Directors of the MHC, LaPorte Bancorp and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of LaPorte Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of LaPorte Bancorp's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.



James P. Hennessey
Director

TABLE OF CONTENTS
LAPORTE BANCORP, INC.
LAPORTE SAVINGS BANK
La Porte, Indiana

TABLE OF CONTENTS
LAPORTE BANCORP, INC.
LAPORTE SAVINGS BANK
La Porte, Indiana
(continued)

LIST OF TABLES
LAPORTE BANCORP, INC.
LAPORTE SAVINGS BANK
La Porte, Indiana

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

LaPorte Savings Bank (the "Bank") is an Indiana chartered savings bank headquartered in La Porte, Indiana, operating in northern Indiana within the Michigan City-La Porte Indiana MSA (7 branches) and the Chicago MSA (1 branch). The Bank conducts business through a total of 8 full-service offices in La Porte and Porter Counties in Indiana. The Company's headquarters location in La Porte, Indiana, is located approximately 70 miles east of downtown Chicago and 25 miles west of South Bend Indiana and the Bank's market area and business activities are focused in northwestern Indiana and nearby areas of eastern Illinois and southern Michigan.

In addition to the traditional retail branches, the Bank delivers its banking products and services through alternative delivery methods including direct deposit, ATMs and check card services, overdraft protection, telephone and Internet banking, and remote electronic deposits, thereby providing its customers multiple channels to access their accounts. The Bank has served customers in its northern Indiana markets since its founding in 1871.

The Bank's primary business has been the origination of 1-4 family residential loans, commercial real estate and business loans as well as various other loans funded primarily by retail deposits and, to a lesser extent, borrowed funds. The Bank also invests in securities, primarily US agency securities, mortgage-backed securities, collateralized mortgage obligation securities and corporate and municipal bond securities. Additionally, the Bank has developed a niche business line of mortgage warehouse lending to approved mortgage companies and the portfolio balance related to the mortgage warehouse loan segment has grown significantly since this business line was introduced in 2009.

In 2007, The LaPorte Savings Bank was reorganized into a stock savings bank with a mutual holding company structure. As a part of that reorganization, the Bank formed LaPorte Bancorp, Inc. ("LaPorte Bancorp" or the "Company") as the mid-tier holding company for the Bank and sold a minority interest in LaPorte Bancorp's common stock to the Bank's depositors and employee stock ownership plan ("ESOP") in a subscription offering. Additionally, the Bank simultaneously acquired City Savings Financial Corporation and its subsidiary City Savings Bank ("City Savings Bank Merger"), based in Michigan City, Indiana, for a cash and stock consideration, with the stock portion of the consideration issued in conjunction with the mutual holding company reorganization. The consideration paid in the City Savings Bank Merger consisted of 961,931 shares of LaPorte Bancorp's common stock and $9.6 million in cash. The Company sold 1,299,219 shares of common stock at $10.00 per share in a subscription and community offering which resulted in gross proceeds of $12,992,190.

The majority of LaPorte Bancorp's shares were issued to the LaPorte Savings Bank Mutual Holding Company (the "MHC"), a mutual holding company organized under federal law. As a mutual holding company, LaPorte MHC does not have any shareholders. As of March 31, 2012, the assets of the MHC other than the common stock of LaPorte Bancorp totaled $261,000 of cash and the MHC does not engage in any significant business activity. The reorganization and minority stock issuance was completed as of October 12, 2007.

At March 31, 2012, the Company had 4,660,871 shares of common stock outstanding, whereby the MHC owns 2,522,013 shares or 54.1% of the common stock outstanding, of LaPorte Bancorp and the minority public shareholders own the remaining 2,138,858 shares or 45.9%. The public shares are traded on NASDAQ under the trading symbol "LPSB". The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to extensive regulation, supervision and examination by the Indiana Department of Financial Institutions ("IDFI") and the Federal Deposit Insurance Corporation. The MHC and the Company are subject to regulation and supervision by the Federal Reserve Board ("FRB").

The Company operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the regional market area, thereby attracting deposits from the general public and using those funds, together with FHLB advances, to originate loans to their customers and invest in securities such as U.S. Government and agency securities and MBS. At March 31, 2012, the Company had $469.3 million of total assets, $298.1 million in loans, $341.9 million of total deposits, and stockholders' equity equal to $56.6 million, equal to 12.06% of total assets. At the same date, the Company's tangible stockholder's equity totaled $47.7 million, or 10.17% of assets, reflecting an adjustment for the $8.9 million goodwill balance which was generated in the City Savings Merger. For the twelve months ended March 31, 2012, the Company reported net income equal to $3.4 million, for a return on average assets equal to 0.72%. The Company's audited financial statements are included by reference as Exhibit I-1 and key operating ratios are shown in Exhibit I-2.

Plan of Conversion and Reorganization

On May 22, 2012, LaPorte Bancorp announced that the Boards of Directors of the MHC, LaPorte and the Bank unanimously adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which LaPorte Bancorp will convert from the three-tier MHC structure to the full stock holding company structure and concurrently conduct a second-step conversion offering ("Second-Step Conversion" or "Offering") that will include the sale of the MHC's ownership interest in LaPorte Bancorp. Pursuant to the Plan of Conversion, the Company will be succeeded by a newly formed Maryland corporation which will also be known as LaPorte Bancorp, Inc. Following the conversion, the MHC will no longer exist.

Pursuant to the Second-Step Conversion, LaPorte Bancorp will sell shares of its common stock in a subscription offering in descending order of priority to the Bank's members and other stakeholders as follows: Eligible Account Holders; Tax-Qualified Employee Stock Benefit Plans; Supplemental Eligible Account Holders; and Other Members. Any shares of stock not subscribed for by the foregoing classes of persons will be offered for sale to certain members of the public through a community offering. Shares not purchased in the subscription and community offerings maybe be offered for sale to the general public in a syndicated community offering. The Company will also issue exchange shares of its common stock to the current public shareholders in the Second Step Conversion transaction pursuant to an exchange ratio that will result in the same aggregate ownership percentage as immediately before the Offering, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets. The dilution of the current minority ownership position to account for the MHC assets will be discussed in greater detail in the valuation analysis to follow (Section IV).

Purpose of the Reorganization

The Second Step Conversion will increase the capital level to support further expansion, improve the overall competitive position of the Company in the local market area, enhance profitability and reduce interest rate risk. Importantly, the additional equity will provide a larger capital base for continued growth and diversification, as well as increase the lending capability of the Company, including the funds available for lending and the ability to service larger commercial relationships. Future growth opportunities are expected through the current branch network and potentially through de novo branching in the regional markets served if opportunities arise though no new branches are anticipated at this time. The Second Step

Conversion will also facilitate the Company's ability to pursue acquisitions through increased capital as well as the ability to use common stock as merger consideration. Similarly, the increased capital will enhance the ability to pursue large commercial loan relationships and to otherwise expand profitable but capital intensive business lines. Further, the Second Step Conversion will increase the public ownership, which is expected to improve the liquidity of the common stock.

The projected use of stock proceeds is highlighted below.

- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be invested initially into high quality investment securities with short- to intermediate-term maturities, generally consistent with the current investment mix. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- The Bank. The balance of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer-term deployment, i.e., funding lending activities, general corporate purposes and/or expansion and diversification. To the extent that the net proceeds generate excess investable funds, the Company may also utilize its portion of the net proceeds to pay down borrowed funds.

The Company expects to continue to pursue a controlled growth strategy, leveraging its strong pro forma capital, and growing primarily through the current delivery channels. If appropriate, LaPorte Bancorp may also consider various capital management strategies to assist in the long run objective of increasing return on equity ("ROE").

LaPorte Savings Bank Mutual Holding Company

Pursuant to the Plan of Conversion and Reorganization, the assets and liabilities of the MHC will be merged with the Company. As of March 31, 2012, the MHC had unconsolidated net assets of $261,000 (i.e., net assets excluding the value of the investment in LaPorte Bancorp), which reflects the initial capital at the time of the MHC reorganization and the accumulated dividends on the MHC shares, as well as the earnings on such funds. While the consolidation of the net assets of the MHC will increase the pro forma value of the Company, it will also result in pro forma ownership dilution for the minority shareholders' ownership interests pursuant to the application of the applicable regulatory policies. The dilution of the current minority ownership position to account for the MHC assets will be discussed in greater detail in the valuation analysis to follow (Section IV).

Strategic Overview

Throughout much of its corporate history, the Company's strategic focus has been that of a community-oriented financial institution with a primary focus on meeting the borrowing, savings, and other financial needs of its local customers in La Porte and Lake Counties in northern Indiana as well as other nearby areas in northern Indiana, southern Michigan and eastern Illinois. In this regard, the Company has historically pursued a portfolio residential lending strategy typical of a thrift institution, with a moderate level of diversification into commercial real estate lending.

Over the last decade, with an intensified focus in the last five years, the Company has sought to expand commercial lending, primarily commercial real estate and, to a lesser extent, commercial and industrial ("C&I") non-real estate loans. In this regard, the Company has emphasized high quality and flexible service, capitalizing on its local orientation and broad array of products and services. Accordingly, the Company's lending operations consists of two principal segments, as follows: (1) residential mortgage lending; and (2) commercial real estate lending in conjunction with the intensified efforts to become a full-service community bank. In addition to the foregoing core community banking strategies, the Bank commenced a mortgage warehousing lending line of business, in 2009 headed up by an individual brought into the organization with an extensive background in this line of business.

In recognition of the risks involved in commercial lending, the Company has bolstered the loan department staffing, both in terms of loan officers and the credit administration area in order to manage the expanded commercial real estate and C&I portfolios. Additionally, management has developed extensive policies and procedures pertaining to credit standards and the administration of commercial accounts, as well as a comprehensive loan review process to continually track the credit quality and risk of the loan portfolio. Most recently, LaPorte Bancorp employed a new Chief Credit Officer with an extensive background in commercial banking to provide oversight of the loan portfolio as to risk management considerations and lead the credit and collections teams.

As a result of the expanded emphasis on commercial real estate lending, the portfolio balance of commercial real estate loans, as well as multi-family real estate, construction and land loans has increased. Specifically, the aggregate balance of commercial and multi-family real estate and construction/land loans has increased from $76.1 million, equal to 34.3% of total loans as of the end of fiscal 2007, to $108.7 million, or 36.4% of total loans at March 31, 2011. At the same time, the most significant component of growth within the loan portfolio has been mortgage warehouse loans in conjunction with the mortgage warehouse lending niche, as the portfolio balance of such loans totaled $105.9 million (35.5% of total loans) reflecting an increase from a zero balance as of the beginning of fiscal 2009.

To a lesser extent, the Company invests in residential mortgage and non-mortgage loans. The Company's residential mortgage loans are originated internally by loan originators employed by LaPorte Bancorp who are compensated on an incentive basis. Fixed rate mortgage loans generally are originated for terms of 10 to 30 years. Typically all fixed rate residential mortgage loans are underwritten according to Freddie Mac or Ginnie Mae guidelines. Due to interest rate risk considerations, the Company has tended to sell longer term fixed rate loans with the substantial majority of 1-4 family residential loans being sold in recent periods. As a result of the low interest rate environment which has fueled demand for fixed rate loans, the majority of the Company's recent conforming longer term fixed rate loan originations have been sold into the secondary market.

The Company's cash, liquidity and securities portfolios consist of interest-earning deposits and short- to intermediate-term investment securities and MBS, all of which are currently classified as available for sale ("AFS"). The proportion of assets invested into cash and investments has remained relatively consistent over the last five fiscal years ranging between 25% to 30% of total assets. As of March 31, 2012, the investment portfolio totaled $125.2 million, equal to 26.7% of total assets.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. In recent years, growth of checking and other transaction accounts have constituted the largest source of deposit growth. As a result, transaction and savings accounts currently comprise a larger portion of the Company's deposit composition than certificates of deposit ("CDs"). Management believes that the growth in savings and transaction accounts and reduced reliance on CDs to fund operations is attributable to several factors including: (1) intensified marketing efforts by the Company to develop broad-based consumer and commercial relationships which have resulted in growth of core deposits; (2) depositors preference for shorter term accounts in the low rate environment, which has fueled the growth of money market accounts as well as disintermediation from the stock and bond markets. Additionally, the Company has been bidding on public funds and a portion of the growth in money market accounts is attributable to growth in public fund deposits.

The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances and a FHLB line of credit constitute the Company's principal source of borrowings along with subordinated debt totaling $5.2 million acquired in the City Savings Merger. The majority of the Company's FHLB advances have fixed rates. Given the recent environment, the Company has been taking down modest term fixed rate advances for cost of funds management and to maintain a diversified funding base.

The post-offering business plan of the Company is expected to continue to focus on products and services which have been the Company's emphasis in recent years. The increased capital from the offering is expected to facilitate additional balance sheet growth and leveraging of operating expenses. The new capital will increase the Company's competitive posture and financial strength and will provide LaPorte Bancorp with capital to undertake additional and/or more large commercial loan relationships. In terms of specific strategies, the Company plans to undertake the following as key elements of its business plan on a post-Conversion basis, which largely represent a continuation of the strategies currently in place:

- **Build Community Bank Franchise and Remain Independent.** The Company will seek to continue to offer products and services consistent with its efforts to more fully develop a strong community bank franchise. In this regard, the Company will continue to expand commercial real estate and commercial business lending activities, thereby continuing to emphasize the marketing and development of commercial account relationships. As noted earlier, the Company's approach will be to develop comprehensive customer relationships to the extent possible, including both loan and deposit relationships. An additional benefit of the additional capital raised in the Second Step Conversion will be that LaPorte Bancorp will be able to accommodate larger account relationships (this benefit is not a primary driver for the effort to complete the Offering). Overall, the Company believes that building strong ties to the community and deep customer relationships will facilitate the dual objectives of providing strong returns to shareholders and remaining independent.

- **Increasing Commercial Real Estate and Commerical Business Lending.** In order to increase the yield of and reduce the term to repricing of the loan portfolio, the Company has sought to increase originations and, to a lesser extent, purchases of commercial real estate and commercial business loans while predicated on loans meeting credit quality and risk adjusted return requirements.
- **Control the Company's Exposure to Risk Factors.** LaPorte Bancorp seeks to control its exposure to various risk factors, including interest rate risk, liquidity risk, credit risk, reputational risk, and compliance risk among other risk factors. In this regard, the Company has expanded its management and staff infrastructure with the objective of managing the foregoing risks. Additionally, the Company has bolstered management information systems and management structure, including the applicable management and board committee structures, such that the various risk factors can be monitored and measured, and risk exposure minimized accordingly.
- **Managed Growth.** The Company's management believes that it can be helpful to increase loans and deposits, if possible and subject to market constraints, in order to help cover the costs of operating in a highly competitive and regulated marketplace. The completion of the City Savings Merger in 2007 is reflective of the benefits of growth. In the future, the Company will continue, subject to market and economic conditions, to explore ways to grow the banking franchise both through internal growth and external acquisitions.
- **Maintaining a Portfolio of Residential Loans.** Although LaPorte Bancorp has reduced the percentage of the loan portfolio consisting of residential loans, the Bank will continue to maintain this business line. In the future, the Company will continue to allocate a portion of its portfolio to residential mortgage lending and the balance of residential loans may increase if demand for shorter term and/or adjustable rate loans which the Company is willing to place into portfolio increases (likely predicated on a higher interest rate environment).

Balance Sheet Growth Trends

Growth Trends

The Company's recent operating strategy is evidenced in Table 1.1. Since December 31, 2007, total assets increased at a 5.90% compounded annual rate, expanding from $367.3 million to $469.3 million as of March 31, 2012. However, the majority of the asset growth was achieved over the 2008 to 2010 period as assets have increased by only 5.63% in the 15 months since the end of fiscal 2010 and total assets shrank modestly in the quarter ended March 31, 2012. Loans have realized a faster growth rate than total assets, however, increasing modestly in proportion to total assets, from 60.0% at December 31, 2007, to 63.5% at March 31, 2012. Specifically, loans have increased at a 7.4% annual rate from the end of fiscal 2007 through March 31, 2012, as growth in the mortgage warehouse and

Table 1.1
LaPorte Bancorp, Inc.
Historical Balance Sheets

	As of December 31,										As of		12/31/07-3/31/2012 Annual.
	2007		2008		2009		2010		2011		March 31, 2012		Growth Rate
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$367,260	100.00%	$368,558	100.00%	$405,827	100.00%	$444,270	100.00%	$477,145	100.00%	$469,310	100.00%	5.94%
Loans Receivable (net) (2)	220,497	60.04%	220,050	59.71%	257,256	63.39%	277,259	62.41%	298,408	62.54%	298,108	63.52%	7.35%
Cash and Equivalents	10,037	2.73%	5,628	1.53%	6,000	1.48%	5,868	1.32%	8,146	1.71%	8,118	1.73%	-4.87%
Investment Securities (AFS)	96,048	26.15%	101,451	27.53%	102,095	25.16%	119,377	26.87%	131,974	27.66%	125,185	26.67%	6.43%
FHLB Stock	4,187	1.14%	4,206	1.14%	4,206	1.04%	4,038	0.91%	3,817	0.80%	3,817	0.81%	-2.15%
Mortgage Servicing Rights	412	0.11%	329	0.09%	424	0.10%	414	0.09%	348	0.07%	342	0.07%	-4.29%
Other Real Estate Owned	454	0.12%	921	0.25%	554	0.14%	1,516	0.34%	1,012	0.21%	756	0.16%	12.75%
Fixed Assets	10,911	2.97%	11,711	3.18%	11,150	2.75%	10,332	2.33%	9,840	2.06%	9,770	2.08%	-2.57%
Intangible Assets	10,139	2.76%	10,139	2.75%	9,370	2.31%	9,106	2.05%	8,905	1.87%	8,875	1.89%	-3.08%
Bank-Owned Life Insurance	9,073	2.47%	9,455	2.57%	9,618	2.37%	10,479	2.36%	10,876	2.28%	10,970	2.34%	4.57%
Other Assets	5,502	1.50%	4,668	1.27%	5,154	1.27%	5,881	1.32%	3,819	0.80%	3,369	0.72%	-10.90%
Deposits	$246,271	67.06%	$234,814	63.71%	$273,408	67.37%	$317,338	71.43%	$333,560	69.91%	$341,871	72.85%	8.02%
FHLB Advances, Other Borrowed Funds	66,516	18.11%	79,378	21.54%	74,300	18.31%	66,591	14.99%	77,002	16.14%	60,007	12.79%	-2.39%
Subordinated Debentures	5,155	1.40%	5,155	1.40%	5,155	1.27%	5,155	1.16%	5,155	1.08%	5,155	1.10%	0.00%
Other Liabilities	2,613	0.71%	3,069	0.83%	3,092	0.76%	5,138	1.16%	5,725	1.20%	5,687	1.21%	20.08%
Stockholders' Equity	46,705	12.72%	46,142	12.52%	49,872	12.29%	50,048	11.27%	55,703	11.67%	56,590	12.06%	4.62%
Tangible Stockholders' Equity	36,566	9.96%	36,003	9.77%	40,502	9.98%	40,942	9.22%	46,798	9.81%	47,715	10.17%	6.46%
AFS Adjustment	($224)	-0.06%	$383	0.10%	$1,817	0.45%	($550)	-0.12%	$2,031	0.43%	$2,096	0.45%	--
Public Shares Outstanding	2,261,150		2,136,150		2,085,950		2,064,350		2,138,858		2,138,858		--
MHC Shares Outstanding	2,522,013		2,522,013		2,522,013		2,522,013		2,522,013		2,522,013		--
Shares Outstanding	4,783,163		4,658,163		4,607,963		4,586,363		4,660,871		4,660,871		--
Tangible Book Value/Share	$7.64		$7.73		$8.79		$8.93		$10.04		$10.24		--
Offices Open	7		8		8		8		8		8		--

(1) Ratios are as a percent of ending assets.
(2) Includes loans held for sale.
Source: Audited financial statements and RP Financial calculations.

commercial/multi-family real estate portfolios more than offset declining balances in the other loan portfolios. At the same time, investment securities increased at a 6.43% annual rate as LaPorte Bancorp sought to maintain a broadly diversified balance sheet and an ample balance of liquidity in the current operating environment.

The Company's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have historically comprised the majority of funding liabilities, and increased at an annual rate of 8.0% since the end of fiscal 2007. Deposit growth in recent years has been primarily driven by money market and checking account deposits, as the balance of CDs has remained relatively stable. Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From year end 2007 through March 31, 2012, borrowings decreased at a relatively modest compounded annual rate of 2.4%. The recent decline in borrowed funds (i.e., borrowings diminished by $17 million or by 22.1% in the quarter ended March 31, 2012), reflects the impact of maturing FHLB advances with a balance of $15 million and FDIC guaranteed borrowings with a balance of $5.0 million which were largely replaced with brokered CDARS CD deposits. The level of our borrowed funds may fluctuate in large measure based on the demand for mortgage warehouse loans.

Annual equity growth equaled 4.6% since the end of fiscal 2007. The fiscal 2007 year end capital balance reflects the impact of the minority stock issuance completed in that year which raised $13.0 million of gross proceeds. Subsequently, growth of the equity base has been modest reflecting the impact of retained income and changes to other accumulated comprehensive income and, to a lesser extent, the impact of capital management strategies including share repurchases and a dividend policy. Since the growth rate of capital has fallen modestly below the growth rate of assets, the Company's capital ratio has diminished from 12.7% at the end of fiscal 2007, to 12.1% as of March 31, 2012. Going forward, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment and leveraging of the Offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Loans Receivable

Loans receivable totaled $298.1 million, or 63.5% of total assets, as of March 31, 2012, and reflects 7.4% annual growth since the end of fiscal 2007. Over this period, the proportion of loans to total assets has increased as the rate of loan growth exceeded the asset growth rate. As noted previously, the expansion of the loan portfolio was largely attributable to introduction of the mortgage warehouse financing business line as mortgage warehouse lending, which commenced in fiscal 2009, has grown to a balance of $105.9 million as of March 31, 2012. Absent this component of lending as well as commercial mortgage lending which experienced moderate growth, the loan portfolio balance would have diminished over the last five fiscal years. As noted earlier, other significant changes to the loan portfolio since 2007 including a shrinking balance of 1-4 family residential loans while growth was realized in the commercial loan portfolio, consistent with the Company's stated strategic plan. The schedule below highlights the foregoing changes in the loan portfolio composition since the end of fiscal 2007.

LaPorte Bancorp Loan Portfolio Composition

	At December 31, 2007		At March 31, 2012	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate:				
One- to four-family	$93,439	42.05%	$42,605	14.28%
Five or more family	712	0.32	13,001	4.36
Commercial	59,332	26.70	83,275	27.91
Construction	11,268	5.07	2,835	0.95
Land	4,829	2.17	9,557	3.20
Total real estate	$169,580	76.32	$151,273	50.70
Mortgage warehouse	0	0.00	105,879	35.48
Consumer and other loans:				
Home equity	16,996	7.65	13,070	4.38
Commercial	17,356	7.81	21,487	7.20
Automobile and other loans	18,276	8.22	6,679	2.24
Total consumer and other loans	52,628	23.68	41,236	13.82
Total loans	$222,208	100.00%	$298,388	100.00%
Net deferred loan costs	86		152	
Allowance for loan losses	-1,797		-3,964	
Total loans, net	$220,497		$294,576	

Source: LaPorte Bancorp's Prospectus.

Cash, Investments and Mortgage-Backed Securities

The intent of the Company's investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. The ratio of cash and investments (including MBS and FHLB stock) has remained relatively consistent generally ranging between 25% to 30% of assets since the end of fiscal 2007.

Investment securities including U.S. Government–sponsored enterprise investments, mortgage-backed securities ("MBS") and collateralized mortgage obligations ("CMOs"), and state and municipal bonds, equaled $125.2 million, or 26.7% of total assets as of March 31, 2012, while cash and equivalents totaled $8.1 million, or 1.7% of assets (see Exhibit I-3 for the investment portfolio composition). All of the Company's investment securities were classified as AFS as of March 31, 2012. Additionally, the Company has an investment in FHLB stock of $3.8 million, or 0.8% of assets.

In recent periods, the Company has been increasing the portfolio of state and municipal securities as the tax adjusted yield has been superior in comparison to other securities with comparable risk and duration characteristics. Likewise, the Company has recently purchased a small balance of corporate investment securities for the same reason.

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term, except that the level of cash and investments is anticipated to increase initially following the Second Step Conversion. Over the longer term, it is the Company's intent to leverage the proceeds with loans to a greater extent than investment securities. However, management has indicated that leveraging of the expanded capital base by utilizing investment securities, including MBS, will continue to be evaluated based on market, profitability, interest rate risk and other similar considerations.

Bank-Owned Life Insurance

As of March 31, 2012, bank-owned life insurance ("BOLI") totaled $11.0 million (2.3% of assets), which reflects slight growth since the end of fiscal 2007 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Company's management and has been purchased with the intent to offset various benefit program expenses on a tax-advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

Intangible Assets

Pursuant to the purchase method of accounting, the assets and liabilities City Savings Financial were restated to fair market value as of the date of their acquisition in 2007. Also, City Savings Financial's existing stockholders' equity was restated to a zero balance, and the excess of the purchase price over the fair market value of net assets was recorded as an intangible asset with two components – the amortizing core deposit intangible ("CDI") and the non-amortizing goodwill. As of March 31, 2012, the resulting goodwill and CDI totaled $8.4 million and $444,000, respectively. In aggregate, total intangible assets equaled $8.9 million or 1.9% of total assets as of March 31, 2012.

Funding Structure

Since fiscal year end 2007, deposits have grown at an 8.0% compounded annual rate, and the composition has changed modestly as all the core accounts have increased in proportion to total deposits while the proportion of CDs has diminished. Management believes that such growth has been facilitated by several factors including: (1) the development of broad-based customer relationships and continued emphasis on garnering deposit funds when marketing the Company's other products and services; (2) offering competitive deposit rates in comparison to the prevailing competition; (3) emphasizing customer service; and (4) the need for additional funds predicated, in part, by the growth of the mortgage warehouse loan portfolio. As a result of the foregoing, and owing to depositor's preference for short term funds in the current low interest rate environment, the proportion of CDs to total deposits equaled 41.7% as of March 31, 2012, while the proportion of savings and transaction accounts equaled 58.3% as of the same date.

An additional change in the deposit composition relates to LaPorte Bancorp's success in bidding on public fund deposits. Public fund deposit balances, including both time deposits and demand deposits, have recently been in the range of $50 million to $60 million and the Company has depository relationships with approximately 7 municipal entities in northern Indiana but can fluctuate significantly based on the cash flows of the municipalities. Additionally, the Company has sought to utilize brokered CDARS deposit funds when the all-inclusive cost of such funds is attractive relative to retail deposits. As of March 31, 2012, public fund and brokered deposits totaled $56.7 million (16.5% of total deposits) and $26.1 million (7.6% of total deposits), respectively.

The Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Borrowed funds, primarily consisting of FHLB advances have been the primary source of funds outside of deposits and totaled $60.0 million, representing 12.8% of total assets as of March 31, 2012. In addition, the Company has borrowings access of up to $9.8 million at the FRB discount window, and additional short term borrowings of up to $24.0 million at First Tennessee Bank ("FTN") and Zions Bank on an aggregate basis. Importantly, LaPorte Bancorp has ample collateral and could increase its credit limit at the FHLB if funding requirements were in excess of the $14.9 million of unutilized capacity as of March 31, 2012.

In addition to the foregoing, the Company acquired subordinated debt in the City Savings Merger equal to $5.2 million, or 1.1% of assets. The subordinated debt had an original term of 30 years but can be prepaid at any time, and carries an interest rate adjusted quarterly of three month LIBOR plus 3.10%. At March 31, 2012, the rate on the subordinated debt was 3.57% (On April 15, 2009, LaPorte-Federal executed an interest rate swap against the $5.0 million floating rate debentures for five years at an effective fixed rate of 5.54%). The proceeds from the debt issuance have been infused into the subsidiary bank as Tier 1 capital and the debt is qualifying as regulatory capital (Tier 2 Capital) at the holding company level.

Equity

With the completion of the minority stock issuance under the MHC structure in October 2007 coupled with stock issued to City Savings Financial's shareholders in conjunction with the merger (net of the cash consideration paid), LaPorte Bancorp's equity was substantially bolstered and equaled $46.7 million, or 12.7% of assets as of December 31, 2007. Since fiscal year end 2007, the Company's equity has increased moderately although the pace of equity growth has increased since the end of fiscal 2010, reflecting the impact of the Company's improving earnings and positive fair value adjustments on the AFS portfolio.

As of March 31, 2012, LaPorte Bancorp's stockholders' equity totaled $56.6 million, equal to 12.1% of assets. The Company maintained surpluses relative to its regulatory capital requirements at March 31, 2012, and was qualified as a "well capitalized" institution. The Offering proceeds will serve to further strengthen the Company's regulatory capital position and support the ability to undertake high risk-weight lending in the current environment, albeit at diminished growth rates relative to the prior five fiscal year period. As discussed previously, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the Offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases. Additionally, the ability to increase capital over the long term will be dependent upon the ability of LaPorte Bancorp to execute a business plan more heavily emphasizing commercial account relationships.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five fiscal years through December 31, 2011, and for the twelve months ended March 31, 2012. The Company has reported growth in net income in every period with the exception of fiscal 2008, when the Company reported a significant non-operating expense related to an other than temporary impairment ("OTTI") of the value of investment securities. Specifically, reported net income diminished from $717,000 (0.26% of average assets) in fiscal 2007 to a loss of $400,000 (0.11% of average assets) in fiscal 2008. Thereafter, the Company's net income increased from $2.5 million (0.65% of average assets) in fiscal 2009 to $3.4 million (0.72% of average assets) reported for the twelve months ended March 31, 2012.

LaPorte Bancorp's core earnings, which consists of net income excluding net non-operating items on a tax effected basis, reflects a similar growth trend, increasing from $304,000 (0.11% of average assets) in fiscal 2007, to $3.3 million (0.69% of average assets) for the twelve months ended March 31, 2012. Growth in the Company's reported and core profitability reflects the benefits of balance sheet growth including the expanded mortgage warehouse financing business line, as growing operating costs have been effectively spread over an expanding asset base and as the Company's net interest income has increased in recent periods, owing to both balance sheet growth and improving spreads. These trends are described more fully below.

Net Interest Income

As noted above, net interest income has realized steady growth in dollar terms, from $7.1 million in fiscal 2007, to $14.0 million reported for the twelve months ended March 31, 2012, primarily reflecting the impact of balance sheet growth realized over the period. Over the

Table 1.2
LaPorte Bancorp, Inc.
Historical Income Statements

	For the Fiscal Year Ended December 31,										12 Mths Ended, March 31, 2012	
	2007		2008		2009		2010		2011			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$15,244	5.53%	$19,357	5.32%	$19,272	4.99%	$20,980	4.94%	$19,391	4.31%	$19,514	4.12%
Interest Expense	(8,135)	-2.95%	(9,432)	-2.59%	(8,265)	-2.14%	(7,268)	-1.71%	(5,871)	-1.30%	(5,502)	-1.16%
Net Interest Income	$7,109	2.58%	$9,925	2.73%	$11,007	2.85%	$13,712	3.23%	$13,520	3.00%	$14,012	2.96%
Provision for Loan Losses	(64)	-0.02%	(1,125)	-0.31%	(851)	-0.22%	(3,472)	-0.82%	(1,137)	-0.25%	(1,337)	-0.28%
Net Interest Income after Provisions	$7,045	2.55%	$8,800	2.42%	$10,156	2.63%	$10,240	2.41%	$12,383	2.75%	$12,675	2.68%
Other Income	$1,956	0.71%	$2,093	0.58%	$1,989	0.51%	$1,996	0.47%	$1,718	0.38%	$1,685	0.36%
Operating Expense	(8,917)	-3.23%	(10,621)	-2.92%	(11,158)	-2.89%	(10,809)	-2.54%	(11,052)	-2.45%	(11,166)	-2.36%
Net Operating Income	$84	0.03%	$272	0.07%	$987	0.26%	$1,427	0.34%	$3,049	0.68%	$3,194	0.67%
Gain(Loss) on Mortgage Banking Activities	$235	0.09%	$333	0.09%	$942	0.24%	$814	0.19%	$676	0.15%	$802	0.17%
Income on Life Insurance Death Benefit	$0	0.00%	$0	0.00%	$436	0.11%	$0	0.00%	$0	0.00%	$0	0.00%
Gain (Loss) on Securities	894	0.32%	261	0.07%	702	0.18%	1,063	0.25%	627	0.14%	711	0.15%
Gain(Loss) on Other Assets	0	0.00%	(97)	-0.03%	(130)	-0.03%	(168)	-0.04%	(374)	-0.08%	(503)	-0.11%
OTTI Loss on Securities	(228)	-0.08%	(1,711)	-0.47%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income Before Tax	$985	0.36%	($942)	-0.26%	$2,937	0.76%	$3,136	0.74%	$3,978	0.88%	$4,204	0.89%
Income Taxes	(268)	-0.10%	542	0.15%	(425)	-0.11%	(545)	-0.13%	(736)	-0.16%	(813)	-0.17%
Net Income (Loss)	$717	0.26%	($400)	-0.11%	$2,512	0.65%	$2,591	0.61%	$3,242	0.72%	$3,391	0.72%
Adjusted Earnings:												
Net Income	$717	0.26%	($400)	-0.11%	$2,512	0.65%	$2,591	0.61%	$3,242	0.72%	$3,391	0.72%
Add(Deduct): Non-Operating (Inc)/Exp	(666)	-0.24%	1,547	0.43%	(1,008)	-0.26%	(895)	-0.21%	(253)	-0.06%	(208)	-0.04%
Tax Effect (2)	253	0.09%	(588)	-0.16%	383	0.10%	340	0.08%	96	0.02%	79	0.02%
Adjusted Earnings:	$304	0.11%	$559	0.15%	$1,887	0.49%	$2,036	0.48%	$3,085	0.69%	$3,262	0.69%
Avg. Diluted Shares Outst.	1,022,329		4,605,249		4,477,541		4,438,619		4,466,720		4,526,332	
Reported Earnings Per Share (3)	($0.49)		($0.09)		$0.56		$0.58		$0.73		$0.75	
Core Earnings Per Share (3)	($0.49)		$0.12		$0.42		$0.46		$0.69		$0.72	
Expense Coverage Ratio	79.7%		93.4%		98.6%		126.9%		122.3%		125.5%	
Efficiency Ratio	98.4%		88.4%		85.9%		68.8%		72.5%		71.1%	
Effective Tax Rate (Benefit)	27.2%		57.5%		14.5%		17.4%		18.5%		19.3%	
Return on Avg. Equity	2.32%		-0.86%		5.25%		5.12%		6.15%		6.18%	

(1) Ratios are as a percent of average assets.
(2) Reflects a tax effect at an estimated 38% marginal tax rate.
(3) For 2007, reflects net loss of $504,000 since formation of the Company on October 12, 2007, as relflected in the 2007 10K.

Source: Audited financial statements and RP Financial calculations.

corresponding timeframe, the Company's net interest income to average assets ratio ranged from a low of 2.58% reported for fiscal 2007 to a high of 3.23% reported in fiscal 2010. The increase in the net interest income ratio from fiscal 2007 to fiscal 2010 was facilitated by market interest rate trends, as the decline in short-term interest rates and resulting steeper yield curve has provided for a more significant decline in the Company's funding costs relative to less rate sensitive interest-earning asset yields. In this regard, the Company's cost of funds benefited from the maturing of high cost CDs and borrowed funds bearing the relatively high interest rates which prevailed several years ago.

Since fiscal 2010, the level of net interest income reported by the Company has increased modestly as the positive impact of ongoing balance sheet growth has been partially offset by modest spread compression realized by the Company. In this regard, while the level of net interest income reported by the Company increased from $13.7 million in fiscal 2010, to $14.0 million for the twelve months ended March 31, 2012, the ratio of net interest income to average assets declined from 3.23% to 2.96% respectively.

The factors pertaining to the trends in the Company's yield-cost spreads are more fully evidenced in Exhibit I-4. Specifically, the Company's interest rate spread increased from 2.89% in fiscal 2009 to 3.31% in fiscal 2010 while progressively decreasing thereafter to equal 3.09% in fiscal 2011. Moreover, the Company's yield-cost spreads increased to 3.34% over the first 3 months of fiscal 2012 propelled by a significant reduction in funding costs as approximately $20 million of high cost borrowed funds matured and were replaced with deposit funds at a significantly lower average cost.

The initial reinvestment of the Offering proceeds should increase net interest income as the funds are reinvested, with longer-term earnings benefits realized through leveraging of the proceeds. At the same, while the initial reinvestment of the Offering proceeds should increase net interest income, the initial reinvestment yields are expected to depress asset yields and the net interest income ratio, particularly in view of the very low investment yields available in today's markets. Over the long term, the asset yields may likely recover as the funds from the Offering are redeployed into higher yielding loans, which is the longer-term plan of the use of proceeds.

Loan Loss Provisions

Provisions for loan losses have typically been limited reflecting the Company's relatively strong asset quality historically and the secured nature of the loan portfolio; the majority of the loan portfolio is secured by real estate collateral in the Company's market area. For the three year period from fiscal 2007 to fiscal 2009, loan loss provisions ranged from 0.02% to 0.31% of average assets. However, loan loss provisions increased significantly above the long term average in fiscal 2010, reflecting the impact of modest increases in the level of NPAs and as a result of increased loan chargeoffs recorded during fiscal 2010. In this regard, loan loss provisions totaled $3.5 million, equal to 0.82% of average assets in fiscal 2010 while loan chargeoffs equaled $2.3 million in fiscal 2010. Subsequently, loan loss provisions have diminished and equaled $1.1 million (0.25% of average assets) and $1.3 million (0.28% of average assets) in fiscal 2011 and for the twelve months ended March 31, 2012, respectively, reflecting the benefit of diminishing NPAs and loan chargeoffs (see Exhibit I-5 for loan loss allowance activity).

As of March 31, 2012, the Company maintained valuation allowances of $4.0 million, equal to 1.33% of total loans and 60.87% of non-performing loans. Exhibit I-5 sets forth the Company's loan loss allowance activity during the review period. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies.

Non-Interest Income

The Company has historically had relatively modest levels of fee generating activities, and thus non-interest operating income has been a somewhat modest contributor to the overall earnings. Included in non-interest income are banking services on deposit accounts, ATM fees, BOLI, loan fee income, mortgage servicing income, and other miscellaneous fees. Other income has diminished from a peak level in fiscal 2008 ($2.1 million or 0.58% of average assets) to equal $1.7 million (0.36% of average assets) reflecting in part, declining deposit-related fee income including overdraft income and NSF fees. LaPorte Bancorp attributes the decline to recent changes in regulation and law which limits the Company's ability to charge for certain types of account overdrafts.

Management has indicated that it will seek to increase the level of non-interest fee income primarily by continuing to expand fee generating broad based banking relationships, but any growth realized is expected to be gradual.

Operating Expenses

The Company's operating expenses have increased in recent years due to asset growth, increased lending activities in both the residential and commercial portfolios, revenue diversification strategies including the warehouse lending business line. Specifically, cost increases reflect increased business volumes facilitated by the employment of seasoned commercial lenders and support staff. While operating expenses have experienced increases, the asset growth rate has exceeded the rate of growth of the Company's operating costs which has resulted in a declining operating expense ratio since fiscal 2007. Specifically, in fiscal 2007 operating expenses equaled $8.9 million, or 3.23% of average assets, while operating expenses totaled $11.2 million, or 2.36% of average assets, for the most recent twelve months ended March 31, 2012. In this regard, the mortgage warehouse financing business has been a factor in the Company's ability to grow with limited increases to operating costs as the required overhead infrastructure is limited in comparison to the related balance sheet expansion.

Operating expenses are expected to increase on a post-Offering basis as a result of the expense of the additional stock-related benefit plans. At the same time, LaPorte Bancorp will seek to offset anticipated growth in expenses from a profitability standpoint through balance sheet growth and by reinvestment of the Offering proceeds into investment securities over the near term (following the Second Step Conversion) and into loans over the longer term.

Gains from Mortgage Banking Activities

In addition to fee income generated through deposits, loan late charges and other typical sources, LaPorte Bancorp is actively engaged in secondary market loan sales, primarily involving the sale of longer term fiscal rate loans to either a third party bank or directly to Freddie Mac. The Company has employed commissioned loan originators and back office support personnel with the dual goals of increasing fee income and reducing interest rate risk through the sale of conforming long-term fixed-rate residential mortgages. During fiscal 2011, the Company sold $39.0 million of fixed rate loans, as compared to $40.8 million and $53.3 million in fiscal 2010 and 2009, respectively. Gains on sale and other mortgage banking related income have fluctuated based both on sales volume and competitive market conditions which impact loan pricing. For the twelve months ended March 31, 2012, net gains on mortgage banking activities equaled $802,000, or 0.17% of average assets.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a modest impact on earnings over the last several years and have primarily consisted of gains on the sale of investments and real estate owned expense. However, in 2008, non-operating income and expenses impacted the Company's operations to a greater degree than the recent historical average as impairment losses on investment securities $1.7 million were recorded, which were partially offset by gains on the sale of investment securities. For the twelve months ended March 31, 2012, net non-operating income totaled $208,000 and consisted of $711,000 gains on the sales of securities, net of a $503,000 of expenses related to problem assets and other real estate owned ("OREO" resolution).

Taxes

The Company's average tax expense has fluctuated over the last five fiscal years, with the highest rate of 57.5% being recorded in fiscal 2008, as the significant non-cash OTTI expense recorded during that year was not a tax deductible expense. Since fiscal 2009, the effective tax rate reflects an increasing trend, as the 14.5% rate reported in fiscal 2009, has increased to 19.3% for the twelve months ended March 31, 2012.

The Company's tax rate is below the marginal rate owing to tax exempt income including income earned on BOLI and tax exempt securities.

Efficiency Ratio

The Company's efficiency ratio reflects an improving trend over the last five fiscal years largely reflecting the growth of net interest income and owing to the fact that the Company continues to leverage its operating expenses over an expanding asset base such that the operating expense ratio has declined. Specifically, the efficiency ratio diminished from 98.4% in fiscal 2007 to 71.1% reported for the twelve months ended March 31, 2012. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

Interest Rate Risk Management

The primary aspects of the Company's interest rate risk management include:

- Selling the majority of the fixed rate mortgage loans originated based on risk and profitability considerations (typically fixed rate mortgage loans with maturities of 15 years or more).
- Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including commercial lending;
- Building the portfolio of mortgage warehouse loans originated by other lenders which are sold by those lenders into the secondary market within 10 to 15 days and are thus, subject to virtually overnight repricing;
- Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;
- Promoting transaction accounts and, when appropriate and subject to market constraints, longer-term CDs;
- Utilizing longer-term borrowings and/or brokered deposits when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;
- Utilizing artificial hedging techniques including interest rate swaps, caps or floors to hedge the Company's assets and liabilities such that their repricing are more closely matched;
- Maintaining a strong capital level; and
- Limiting investment in fixed assets and other non-earnings assets.

Reflecting the foregoing measures implemented to minimize the Company's interest rate risk exposure, the Company's exposure to rising interest rates appears to be modest (significant reduction in market interest rate levels is believed unlikely). As of March 31, 2012, the Economic Value of Equity ("EVE") analysis prepared by a third party consultant for the Bank indicated that a 200 basis point instantaneous and permanent increase in interest rates would result in a 149 basis point increase the EVE ratio, and result in a post-shock EVE ratio equal to 14.06% of assets (see Exhibit I-6). The rate shock analysis reflects a modest reduction in the EVE ratio pursuant to a 300 basis point instantaneous and permanent interest rate shock.

The EVE analysis is an indicator to the risk of earnings in a volatile interest rate environment as it incorporates changing assumptions with respect to maturity and repricing of assets and liabilities. The foregoing EVE analysis indicates that the Company expects to only be modestly impacted by rising interest rates. At the same time, there are numerous limitations in the Company's interest rate risk analysis which is dependent upon numerous significant assumptions with respect to the underlying valuations of assets and liabilities. Moreover, an increase in market interest rate levels may not impact all assets and liabilities in the same way which could impact the results of the Company's internal risk analyses.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

The Company's lending activities have been focused as follows: (1) commercial real estate and commercial business lending; and (2) permanent residential mortgage lending, the majority of which are sold to the secondary market, including home equity lending and HELOCs. Additionally, the Bank has developed a niche business line of mortgage warehouse lending to approved mortgage companies and the portfolio balance has grown significantly since this business line was introduced in 2009. As previously noted, the Company has bolstered the loan department staffing over the last five fiscal years, both in terms of loan officers and the credit administration area in order to manage the expanding commercial real estate and commercial business portfolios. Furthermore, LaPorte Bancorp employed a new Chief Credit Officer within the last year with an extensive background in commercial banking to provide oversight of the loan portfolio as to risk management considerations and lead the credit and collections teams.

Details regarding the Company's loan portfolio composition and characteristics are included in Exhibits I-7 and I-8. As of March 31, 2012, the four major components of the loan portfolio were as follows:

- Commercial and other non-residential mortgage loans including commercial, multi-family, construction and land loans totaled $108.7 million, or 36.4% of total loans;
- Loans to fund the mortgage pipelines of mortgage brokers and bankers on a regional and national basis totaled $105.9 million, equal to 35.5% of total loans;
- Residential mortgage, home equity and consumer loans totaled $42.6 million (14.3% of loans), $13.1 million (4.4% of loans) and $6.7 million (2.2% of loans); and
- Commercial business (non-mortgage) loans totaled $21.5 million, or 3.3% of total loans.

Commercial Real Estate and Multi-family Mortgage Lending

Commercial real estate and multi-family mortgage lending have been segments of the loan portfolio targeted for growth in recent years as noted in an earlier analysis. The Company's commercial mortgage loans are typically secured by properties in the Company's markets in Indiana or contiguous states and/or to customers of the Bank and are generally originated by the Company. As of March 31, 2012, commercial real estate mortgage loans equaled $83.3 million (27.9% of loans), and were secured by a wide range of properties including retail, industrial, warehouse, service, medical, and other commercial properties and includes owner occupied and properties owned by investors. In addition, the Company has expanded the multi-family mortgage loan portfolio (i.e., five or more residential units) modestly since the end of fiscal 2007, such that multi-family mortgage loans totaled $13.0 million, equal to 4.4% of total loans as of March 31, 2012. A summary of the commercial and multi-family mortgage portfolio stratified by the activity of the borrower is included as Exhibit I-9.

Commercial and multi-family mortgage loans may be made in amounts of up to 80% of the appraised value of the property and debt service coverage ratios of at least 1.20 times. These loans may be made with terms of 15 to 20 years and most typically are subject to repricing or have a call feature within the first three to five years of the origination of the loan and periodically thereafter.

Pursuant to the Company's credit risk management practice, the portfolio is continually monitored for concentration risks with respect to concentrations within geographies, type of borrower, type of security property, etc. The Company's expanded commercial lending activities have resulted in the development of relatively large relationships. As of March 31, 2012, the ten largest lending relationships are with commercial and multi-family borrowers totaling $44.4 million, reflecting an average balance of $4.4 million, with the largest relationship totaling $6.5 million which was secured by three residential apartment complexes.

Mortgage Warehouse Lending

In May of 2009, the Company introduced a mortgage warehousing lending line of business, headed up by an individual brought into the organization with over 14 years of mortgage warehousing experience at other banking organizations. Under this program, the Company provides secured funding to pre-approved mortgage companies (approximately 11 currently) to facilitate their mortgage banking activities. In this regard, LaPorte Bancorp provides financing for mortgage companies approved within the program with security provided by the assignment of each individual mortgage note originated by the mortgage company prior to their sale into the secondary market. The loans are typically sold by the mortgage company within 30 days and are seldom held more than 60 days and management estimates that the average turnover is less than 15 days. The Company has undertaken mortgage warehouse lending in view of the limited loan demand coupled with stiff competition within its retail banking market which has limited both the growth and profitability of its traditional lending lines. In the fact of these market constraints, the mortgage warehouse lending benefits earnings from both a yield and fee income perspective. Fee income is primarily generated from loan fees charged to mortgage companies and for ancillary services performed such as wire transfer fees. In fiscal 2011, the Company recorded interest income of $3.4 million, mortgage warehouse loan fees of $569,000 and wire transfer fees of $181,000, on its mortgage warehouse lending activities.

Construction and Land Loans

Construction and land loans are undertaken within the commercial lending department but have not been a strategic focus of the Company. In this regard, the depressed economic environment has limited demand for such loans relative to the demand which prevailed earlier in the last decade. As of March 31, 2012, the balance of construction and land loans together totaled $12.4 million, equal to 4.15% of total loans.

The Company originates in-market residential and commercial construction loans to shorten the average duration of assets, and support asset yields. The Company generally limits such loans to known builders and developers with established relationships with the Company. Substantially all of the Company's construction lending is secured by properties in north-central Indiana. Most of the Company's land loans are originated for the purpose of developing residential and commercial properties with construction of structure followed by permanent financing of the property. Substantially all of the Company's construction lending is secured by properties in north-central Indiana.

Residential Lending

The majority of residential mortgage loan originations are fixed rate mortgages, with original maturities typically ranging from 10 to 30 years. In recent periods, the Company has sold approximately 40% of loans with the servicing rights retained – the Company provides this option to the borrower at a slightly higher loan rate. The Company originates both fixed rate and adjustable rate 1-4 family loans and seeks to emphasize shorter term or adjustable rate mortgage ("ARMs") loans for portfolio. The majority of the ARM loans in portfolio are hybrid loans with an initial period of fixed rates for either a 1, 3 ,5, 7, or 10 year period and subject to annual repricing thereafter, indexed to a the one-year Constant Maturity Treasury Bill Index. The majority of the one- to four-family residential mortgage loans the Company originates are conventional, but LaPorte Bancorp also offers FHA and VA loans and will originate non-conforming jumbo loans or other loans not conforming to secondary market guidelines on an exception basis.

The Company originates 1-4 family loans up to a loan-to-value ("LTV") ratio of 80%, although loans with LTV ratios of more than 80% can be extended with private mortgage insurance ("PMI"). The substantial portion of 1-4 family mortgage loans have been originated by the Company and are secured by residences in the local market area.

The Company also offers home equity loans including fixed rate amortizing term loans as well as variable rate lines of credit, or HELOCs. Such loans typically have shorter maturities and higher interest rates than first residential mortgage loans with comparable durations. Home equity loans and lines totaled approximately $13.1 million, or 4.4% of total loans as of March 31, 2012.

Non-Real Estate Commercial Lending

The Company's non-real estate commercial lending has recently been an area of emphasis in order to more fully develop full service commercial account relationships, including deposit relationships. As of March 31, 2012, commercial loans totaled $21.5 million, 7.2% of total loans. Commercial credit is offered primarily within the Company's primary market to small business customers, usually for asset acquisition, business expansion or working capital purposes. Current term loan originations generally have a three- to five-year term with a balloon payment. Current term loan originations will not exceed 20 years without approval from the board. The maximum loan-to-value ratio of the Company's current commercial loan originations is generally 80% with lower LTV ratios required depending on credit-related considerations pertaining to the borrower and/or the perceived marketability of the underlying collateral. The extension of a commercial credit by the Bank is based on the ability and stability of management, whether cash flows support the proposed debt repayment, earnings projections and the assumptions for such projections and the value and marketability of any underlying collateral. A summary of the commercial loan portfolio stratified by the activity of the borrower is included as Exhibit I-10.

Consumer loans, excluding home equity loans and HELOCs, are generally offered to provide a broad line of loan products to customers and typically include loans on deposits, auto loans, and unsecured personal loans. As of March 31, 2012, consumer loans totaled $6.7 million, equal to 2.2% of total loans.

Origination, Purchasing, and Servicing of Loans

The largest segment of the Company's loan origination volume consists of mortgage warehouse loans owing to the comparatively large number of loans and the rate of turnover pursuant to which the loans are sold by the third party mortgage company typically less than 15 days following their funding. As a result, the mortgage warehouse companies originated $2.6 billion in fiscal 2010 and $2.0 billion in fiscal 2011.

One-to-four family residential mortgage loans represent the second largest component of the Company's recent loan volume, falling in a range of $40 to $60 million annually over the last three fiscal years. However, in the low interest rate environment which has prevailed for the last several years, demand for longer term fixed rate loans has been predominant such that the Company has sold most of the loans it has originated. Specifically, the Company originated $10.9 million of one-to-four family residential loans during the three months ended March 31, 2012, while loan sales totaled $10.6 million over the period (see Exhibit I-11 for details with respect to the Company's loan originations, purchases and sales for the last three fiscal years). Additionally, the Company originated $39.2 million of one-to-four family residential loans during the year ended December 31, 2011, and posted a nearly equal amount of loans sales totaling $39.0 million. At March 31, 2012, the Company was servicing loans sold in the amount of $60.9 million.

The remainder of the Company's loan originations consisted of a mix of loans intended for portfolio investment with commercial and multi-family mortgage loans comprising the most significant portion of the overall loan origination volumes.

Asset Quality

The Company's asset quality has historically been strong and the level of NPAs has been modest, generally well below a level of 1% of assets. However, LaPorte Bancorp has recently realized an increase in the level of NPAs, related to the recessionary economic environment as well as to the delinquency of assets acquired in the City Savings Merger. Specifically, the Company's delinquencies have increased as a result of growing unemployment in its markets and the slack economy has depressed the collateral value of many of the Company's security properties. As reflected in Exhibit I-12, the total NPA balance (i.e., non-accruing loans and OREO) as of March 31, 2012, was $7.3 million, equal to 1.55% of assets, consisting of non-accruing loans ($6.5 million) and OREO ($756,000). The balance of ALLLs totaled $4.0 million as of March 31, 2012, and the ratio of allowances to total loans equaled 1.33%, while reserve coverage in relation to NPAs equaled 54.53%.

The Company's management reviews and classifies loans on a monthly basis and establishes loan loss provisions based on the overall quality, size, and composition of the loan portfolio, as well as other factors such as historical loss experience, industry trends and local real estate market and economic conditions.

Funding Composition and Strategy

Deposits have consistently been the Company's primary source of funds. As of March 31, 2012, deposits totaled $341.9 million, which reflects 8.0% annual growth since December 31, 2007. Lower costing savings and transaction accounts totaling $199.5 million comprised approximately 58.3% of the Company's deposits at March 31, 2012 (see Exhibit I-13), with money market accounts accounting for the majority of the total ($104.5 million equal to 30.6% of deposits). As previously noted, management believes that the growth in savings and transaction accounts and reduced reliance on CDs to fund operations is attributable to several factors including: (1) intensified marketing efforts by the Company to develop broad-based consumer and commercial relationships which have resulted in growth of core deposits; (2) depositors preference for shorter term accounts in the low rate environment, which has fueled the growth of money market accounts as well as disintermediation from the stock and bond markets. Additionally, the Company has been bidding on public funds and a portion of the growth in money market accounts is attributable to growth in public fund deposits which were utilized to assist in funding mortgage warehouse loans.

The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less (see Exhibit I-14). As of March 31, 2012, CDs with balances equal to or in excess of $100,000 equaled $57.1 million.

Deposit solicitation efforts for the Company have recently been focused on building broad-based consumer and commercial customer relationships. At the same time, the Company continues to have many depositors focused on competitive pricing rather than service and a broad-based relationship. Accordingly, the transition of the deposit base to management's targeted composition is expected to be gradual.

Borrowed funds comprise the remainder of the LaPorte Bancorp's funding liabilities. Borrowed funds, primarily consisting of FHLB advances have been the primary source of funds outside of deposits and totaled $60.0 million, representing 12.8% of total assets as of March 31, 2012. In addition, the Company has borrowings access of up to $9.8 million at the FRB discount window, and additional short term borrowings of up to $15.0 million at First Tennessee Bank ("FTN"). In addition to the foregoing, the Company acquired subordinated debt in the City Savings Merger equal to $5.2 million, or 1.1% of assets (see Exhibit I-15). During the second quarter of 2012, the Company was granted an unsecured short-term borrowing line of $9.0 million with Zions Bank.

The Company anticipates utilizing borrowings as a supplemental funding source in the future, generally for these same purposes. The Company's overall preference is to utilize deposits to fund operations with the objective of building customer relationships and increasing cross-sell potential and fee income.

Subsidiaries

LaPorte Bancorp has two subsidiaries, including the Bank and City Savings Statutory Trust I, which was a subsidiary established by City Savings for the purpose of issuing subordinated debt.

Legal Proceedings

Other than the routine legal proceedings that occur in the Company's ordinary course of business, the Company is not involved in litigation which is expected to have a material impact on the Company's financial condition or operations.

II. MARKET AREA ANALYSIS

Introduction

Established in 1871, the Company is headquartered in La Porte, Indiana, and serves northwestern Indiana through a total of 8 full service branch offices. The main office and seven branch offices are located in La Porte County, while the Company operates a single branch office in Porter County. The current retail branch banking footprint reflects the 2007 acquisition of City Savings, which expanded the Company's branch network in La Porte and Porter Counties with the addition of three branches. The Company further increased its presence in La Porte County with the opening of the Westville, Indiana full service banking office in July 2008.

The Company conducts business in these two counties of northwest Indiana, which border Lake Michigan, outside of the more densely populated Chicago, Illinois, as well as in nearby areas of Illinois. A map showing the Company's office coverage is set forth on the following page and details regarding the Company's offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

The primary market area, including the northern and western portions of the market is within commuting range of Chicago and also includes other nearby areas of Illinois and southern Michigan. The regional economy has a strong manufacturing history that is still the one of the largest employment sectors of the area's economy, while services and wholesale/retail trade, as well as the government sector play a prominent role in the regional economy. The regional banking environment is highly competitive, and includes a wide range of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area.


Chicago
Michigan City
Portage
Hammond
South Holland
Chicago Heights
Munster
Highland
Schererville
Merrillville
Hobart
Valparaiso
Lake
Crown Point
Porter
LaPorte
Berrien
Will
Kankakee
Jasper
Starke

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the financial crisis caused the broader economy to falter, with most significant indicators of economic activity declining by substantial amounts. The economic recession was the deepest since the great depression of the 1930s. Approximately 8 million jobs were lost as consumers cut back on spending, leading to weak performance in most economic sectors. Total personal wealth declined notably with real estate being particularly impacted, as evidenced by a drop in real estate values within many regions. As measured by the nation's gross domestic product ("GDP"), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (1.7% annualized growth in the third quarter of 2009 and 3.8% annualized growth in fourth quarter of 2009). The economic expansion has continued since that date, with GDP growth of 3.1% for calendar year 2010, 1.6% for calendar year 2011 and at 2.2% for the first calendar quarter of 2012. Notably, a large portion of GDP growth during 2009 through 2011 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support. Moreover, the rate of expansion was insufficient to make significant progress in reducing the stubbornly high unemployment rate.

The economic recession caused the inflation rate to diminish during 2009. Inflation averaged 3.85% for all of 2008, while nominal deflation was reported in 2009. There was a decline in prices during eight of the 12 months during 2009. Reflecting a measure of recovery of the economy, the national annualized inflation rate was 1.64% for 2010 and a somewhat higher 3.16% for 2011. For the first four months of 2012, the national inflation rate averaged an annual rate of 2.69%. The national unemployment rate recorded a recovery over the past 12 months. The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers were unwilling or unable to increase spending. Indicating a level of improvement, the national unemployment rate equaled 8.1% as of April 2012, a decline from 9.4% as of December 2010 and a decline from 8.5% as of December 2011, but still high compared to recent historical levels. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected little improvement over the last 12 months, and there has been significant period-to-period volatility. As an indication of the changes in the nation's stock markets over the last 12 months, as of May 25, 2012, the Dow Jones Industrial Average closed at 12,454.83, an increase of 0.49% from May 25, 2011, while the NASDAQ Composite Index stood at 2,837.53, an increase of 2.76% over the same time period. The Standard & Poors 500 Index totaled 1,317.82 as of May 25, 2012, a decrease of 0.20% from May 25, 2011.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, median home values remained well below historical highs in many areas of the country, and the housing construction industry has been severely limited. These factors have led to substantial losses at many financial institutions, and subsequent financial institution failures. Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a "double-dip" housing recession, whereby another wave of foreclosures occurs.

Based on the consensus outlook of 54 economists surveyed by The Wall Street Journal in April 2012, economic growth is expected to improve from an annualized growth rate of 1.6% in 2011 to 3.0% in 2014. Most of the economists expect that the unemployment rate will decrease from 2012 through 2014, but the pace of job growth will only serve to bring the unemployment rate down slowly. On average, the economists expect that the unemployment rate will be 6.8% by the end of 2014, with the economy adding around 2.3 million jobs from March 2012 to March 2013. On average, the economists did not expect the Federal Reserve to begin raising its target rate until the middle of 2013 and the yield on the 10-year Treasury would increase to 3.81% by the end of 2014. Inflation pressures were forecasted to remain in the range of 2.3% to 2.6% through the end of 2014, and that the price of oil was expected to settle around $100 a barrel. The economists also forecasted home prices would increase by a modest 0.6% in 2012, as measured by the Federal Housing Finance Agency index. Housing starts were forecasted to increase modestly in 2012, but remain at historically depressed levels.

The 2012 housing forecast from the Mortgage Bankers Association (the "MBA") was for existing home sales to increase by approximately 6.3% from 2011 levels and new home sales were expected to increase by 11.8% in 2012 from were relatively depressed levels in 2011. The MBA forecast showed decreases in the median sale price for new and existing homes in 2012. Total mortgage production is forecasted to be down in 2012 to $1.1 trillion compared to $1.3 trillion in 2011. The reduction in 2012 originations is largely due to a 34% reduction in refinancing volume, with refinancing volume forecasted to total $566 billion in 2012. Comparatively, house purchase mortgage originations are predicted to increase by 3.9% in 2012, with purchase lending forecasted to total $483 billion in 2012.

Interest Rate Environment

Reflecting a strengthening economy which could lead to inflation, the Fed increased interest rates a total of 17 times from 2004 to 2006, with the Federal Funds rate and discount rate peaking at 5.25% and 6.25% in 2006. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. This low interest rate environment has been maintained through the appraisal date, as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as key borrowing cost indices for residential housing and the Prime Rate are at their historical lows.

As of May 25, 2012, one- and ten-year U.S. government bonds were yielding 0.20% and 1.75%, respectively, compared to 0.18% and 3.13%, respectively, as of May 25, 2011. Data on historical interest rate trends is presented in Exhibit II-2.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, and median household income, provide key insights into the characteristics of the Company's market area. Trends in these key measures are summarized by the data presented in Table 2.1 from 2010 to 2011 and projected through 2016. Data for the nation as well as for Indiana, La Porte County, and Porter County is included for comparative purposes.

As of 2011, the population in La Porte County was 112,000, while the population of Porter County was 165,000, together totaling 277,000. From 2010 to 2011, La Porte County's population increased at a 0.4% and 0.1% annual rate, which paralleled the comparable Indiana growth rate, but was slightly below the U.S. growth rate. Porter County's population increased at a 0.5% annual rate, which was above the Indiana growth rate, but slightly below the U.S annual growth rate.

Growth in households generally mirrored the population growth rates from 2010 to 2011, and is projected to slow down slightly in La Porte County, but grow at a faster pace for the next five years for Porter County. Specifically, the number of households in La Porte and Porter Counties are projected to increase at a 0.3% and 0.8% annual rate, respectively.

Income characteristics for the Company's markets are also reflected in the data set forth in Table 2.1. Porter County is located within the Chicago MSA, which is reflected in the comparatively higher income levels as measured by median household income and per capita income. Specifically, median household and per capita income levels in Porter County equaled $55,290 and $26,137, above the state of Indiana comparable measures and comparable to the US aggregates. Conversely, the median household and per capita income levels for La Porte

Table 2.1
LaPorte Bancorp, Inc.
Summary Demographic/Economic Information

	Year			Growth Rate	Growth Rate
	2010	2011	2016	2010-2011 (%)	2011-2016 (%)
Population(000)					
United States	308,746	310,704	321,315	0.6%	0.7%
Indiana	6,484	6,508	6,656	0.4%	0.4%
LaPorte County	111	112	113	0.4%	0.2%
Porter County	164	165	171	0.5%	0.8%
Households(000)					
United States	116,716	117,458	121,713	0.6%	0.7%
Indiana	2,502	2,512	2,572	0.4%	0.5%
LaPorte County	42	42	43	0.4%	0.3%
Porter County	62	62	65	0.5%	0.8%
Median Household Income($)					
United States	NA	$50,227	$57,536	NA	2.8%
Indiana	NA	44,938	53,574	NA	3.6%
LaPorte County	NA	42,424	52,124	NA	4.2%
Porter County	NA	55,290	63,161	NA	2.7%
Per Capita Income($)					
United States	NA	$26,391	$30,027	NA	2.6%
Indiana	NA	23,140	25,931	NA	2.3%
LaPorte County	NA	21,647	24,163	NA	2.2%
Porter County	NA	26,137	29,083	NA	2.2%
2011 HH Income Dist.(%)	<$25,000	$25,001-$50,000	$50,001 $100,000	>$100,000+	
United States	24.7%	25.1%	30.4%	19.9%	
Indiana	25.9%	28.5%	31.3%	14.3%	
LaPorte County	28.2%	28.6%	32.4%	10.8%	
Porter County	21.5%	22.4%	36.3%	19.8%	
2011 Age Distribution (%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.	
United States	19.7%	27.5%	27.7%	25.2%	
Indiana	20.4%	27.1%	27.4%	25.1%	
LaPorte County	18.5%	25.4%	28.2%	27.9%	
Porter County	19.8%	25.9%	28.5%	25.9%	

Source: SNL Financial, LC.

County equaled $42,424 and $21,647 respectively, below both the state and national aggregates. Over the next five years, median household and per capita income levels in the Company's market area are projected to experience growth that approximates the state and national aggregates.

Income levels in the market area tend to reflect the nature of the markets served, with higher income levels in the faster growing suburban markets. The greater wealth of the suburban markets is consistent with national trends, in which the white collar professionals who work in the cities generally reside in the surrounding suburbs. Additionally, much of the growth in white collar jobs in the Chicago area has been occurring in suburban markets.

Regional Economy

The market area economy is based on a variety of sectors (see Table 2.2). In La Porte and Porter Counties, the most significant contributor is the services sector, followed by wholesale/retail trade, government, and manufacturing.

Table 2.2
LaPorte Bancorp, Inc.
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Indiana	LaPorte County	Porter County	Mkt Area Average
	(% of Total Employment)			
Services	39.0%	37.8%	42.7%	40.2%
Wholesale/Retail Trade	14.1%	15.4%	14.7%	15.0%
Manufacturing	13.1%	13.7%	12.3%	13.0%
Government	12.9%	14.0%	10.1%	12.1%
Finance/Insurance/Real Estate	7.7%	6.1%	7.8%	6.9%
Transportation/Utility	4.4%	4.2%	3.4%	3.8%
Construction	5.2%	5.4%	6.9%	6.1%
Information	1.2%	1.0%	0.9%	1.0%
Agriculture	1.9%	2.1%	0.7%	1.4%
Other	0.6%	0.5%	0.4%	0.4%
Total	100.0%	100.0%	100.0%	100.0%

Source: US Bureau of Economic Analysis, 2010.

La Porte County is a major access point to the Chicago market for both rail and highway mainly because of its location at the southern tip of Lake Michigan, and its location near several interstate highways and rail lines. In this regard, the Burns Harbor Deep Water Port is one of the area's largest employers and an Inland Rail Logistics Port ("CSX Railroad") is being formed in Kingsbury, just 8 miles south of the City.

The local economy within the Company's market area varies regionally as the southern part of the county is rural and agricultural in nature, while the northern part of the county (where La Porte and Michigan City are located) is based more in manufacturing and services. The region's top employers come from a wide range of industries and span both the public and private sectors, as shown in Table 2.3 below.

Table 2.3
LaPorte Bancorp, Inc.
Major Employers in La Porte and Porter Counties

Rank	LaPorte County	City
1	Blue Chip Casino	Michigan City
2	La Porte Hospital & Health Services	La Porte
3	St. Anthony Memorial Health Ctr	Michigan City
4	Corrections Department	Westville
5	St. Anthony Memorial Hospital	Michigan City
6	Indiana State Prison	Michigan City
7	La Porte County Office	La Porte
8	Weil-Mc Lain	Michigan City
9	Alcoa Howmet	La Porte

Rank	Porter County	
1	Arcelor Mittal Burns Harbor	Burns Harbor
2	US Steel Corp	Portage
3	Auction Bay Online	Chesterton
4	Emerson Power Transmission	Valparaiso
5	Pratt Industries Corrugating	Valparaiso
6	Ivy Tech Community College	Valparaiso
7	Levy Co	Chesterton
8	Porter Portage Hospital Campus	Portage
9	Bass Pro Shops	Portage
10	Opportunity Enterprises	Valparaiso

Source: Indiana Department of Workforce Development

Both land and labor costs in La Porte County have remained below the more urbanized area closer to Chicago. Importantly, while the La Porte County real estate market has registered declining values, the market area never experienced surging values in the middle of the last decade and thus, has been spared the pain of significant price depreciation experienced in other markets.

Porter County to the west has seen much stronger growth because of its proximity to the Chicago market. As a result of the acquisition of City Savings, the Company acquired a branch in Chesterton, which is in between Portage and Valparaiso within Porter County. The economy of Porter County is critical to the Northwest Indiana region (made up of seven counties), as the majority of the population is centered between Portage and Valparaiso, with approximately 71.5% of Porter County's working residents working within the County (as of 2010 data).

Unemployment Trends

Comparative unemployment rates for La Porte and Porter Counties, as well as for the U.S. and Indiana, are shown in Table 2.4. March 2012 unemployment rates for La Porte and Porter Counties were 10.7% and 8.0%, respectively, versus comparable Indiana and U.S. unemployment rates of 8.2%, respectively. The March 2012 unemployment rates for both market area counties were lower compared to a year ago, which was consistent with the national and state unemployment rate trends. At the same time, unemployment rates remain high by historical standards and are indicative of ongoing economic weakness in the Company's markets, particularly within La Porte County where the March 2012 unemployment rate is above both state and national aggregates.

Table 2.4
LaPorte Bancorp, Inc.
Market Area Unemployment Trends

Region	March 2011 Unemployment	March 2012 Unemployment
United States	8.9%	8.2%
Indiana	8.8	8.2
La Porte County	11.1	10.7
Porter County	8.2	8.0

Source: SNL Financial, LC.

Real Estate Trends

1. Home Sales

Home sales activity across Indiana during the four months ended April 2012 surpassed the mark posted during the same period in 2011, a positive indicator for an industry that has been severely impacted by the recession that commenced in 2008. According to statistics provided to the Indiana Association of Realtors ("IAR"), home sales during the four months ended April 2012 totaled 18,038, a 14.3% increase from the same period posted in 2011 (when the market recorded 15,777 sales). In addition, statewide home sales increased by 8.3% over the last twelve months ended April 2012, relative to the level for the last twelve months ended April 2011 (increase from 55,606 to 60,246). Reflecting an improvement in home prices, the median sales price also increased by 4.8% (to $110,000) for the first four months of 2012, from the level for the first four months of 2011 ($105,000). The same trend was exhibited in the last twelve months ended April 2012, whereby the median sales price increased by 1.8% to $114,000 from $112,000 during the same time period ended April 2011.

Conversely, home sales in the Company's market area reflect a moderate declining trend. As of April 2012, year-to-date home sales in La Porte County totaled 714, down 5.4% from the 755 homes sold during the same period a year prior, while Porter County home sales totaled 1,148, down 7.2% from the 1,237 homes sold during the first four months of April 2011. Home prices, on the other hand, reflected an upward trend in the Company's market area over the first four months of April 2012, as well as over the last twelve months. Specifically, the median sales price for existing homes in La Porte County was $96,250 during the four months ended April 2012, up 5.8% from $91,000 for the same period a year ago. In Porter County, over the same time period, the median sales price was $156,500, up 2.7% from $152,450 from the year prior. Similarly, over the last twelve months ended April 2012, the median sales price in La Porte County was $101,000, up 0.7% from $100,300 and Porter County's median sales price was $156,500, up 0.4% from $155,800 from the last twelve months ended April 2011.

2. Foreclosure Trends

Single family foreclosures statewide have been trending upward over the last four months, according to RealtyTrac, a company specializing in real estate foreclosure data. In April 2012, Indiana experienced 3,956 homes in the process of foreclosure (versus 3,508 homes in the process of foreclosure in December 2011) with one in every 707 housing units with a foreclosure filing. Comparably, out of the 20 largest metro areas (based on population), the Chicago MSA posted the sixth highest foreclosure rate, of one in every 321 housing units with a foreclosure filing, which was up 26% percent from April 2011, but slightly down (7.6%) over the last month. As of April 2012, La Porte County reported one in every 1,275 housing units with a foreclosure filing and Porter County reported one in every 636 housing units with a foreclosure filing.

Market Area Deposit Characteristics

Table 2.5 displays deposit market trends from June 30, 2007 through June 30, 2011 for the Company's markets, as well as for the state of Indiana. Consistent with the state of Indiana, commercial banks maintained a larger market share of deposits than savings institutions in La Porte and Porter Counties. For the four year period covered in Table 2.5, savings institutions experienced an increase in deposit market share in Porter County, but, lost market share in La Porte County, as well as statewide. The Company's $285.6 million of deposits in La Porte County represented an 18.1% market share of thrift and bank deposits at June 30, 2011, while the Company's deposit share in Porter County was lower, equal to 1.4% of deposits. Through a combination of organic growth and through acquisition, the Company's deposit market share in La Porte County increased by 10.9% during the four year period.

Table 2.5
LaPorte Bancorp, Inc.
Deposit Summary

	As of June 30,						
	2007			2011			Deposit
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2007-2011
	(Dollars in Thousands)						(%)
Indiana	$88,569,331	100.0%	2,390	$99,494,246	100.0%	2,386	3.0%
Commercial Banks	80,058,726	90.4%	2,149	90,343,158	90.8%	2,133	3.1%
Savings Institutions	8,510,605	9.6%	241	9,151,088	9.2%	253	1.8%
LaPorte County	$1,265,815	100.0%	38	$1,578,116	100.0%	32	5.7%
Commercial Banks	1,002,603	79.2%	32	1,292,527	81.9%	25	6.6%
Savings Institutions	263,212	20.8%	6	285,589	18.1%	7	2.1%
LaPorte Savings Bank	189,063	14.9%	4	285,589	18.1%	7	10.9%
Porter County	$2,136,579	100.0%	62	$2,538,090	100.0%	57	4.4%
Commercial Banks	2,082,445	97.5%	60	2,457,472	96.8%	55	4.2%
Savings Institutions	54,134	2.5%	2	80,618	3.2%	2	10.5%
LaPorte Savings Bank	-	-	-	35,723	1.4%	1	NA

Source: FDIC.

Deposit Competition

Table 2.6 lists the Company's largest competitors within a 5 mile radius of any LaPorte Bancorp branch office. Competition among financial institutions in the Company's market area is significant and the region's historic ties to manufacturing, as well as the presence of a heavily unionized workforce, has translated into a significant presence of credit unions.

Table 2.6
LaPorte Bancorp, Inc.
Market Area Deposit Competitors
(within a 5 mile radius of any LaPorte branch location)

		As of June 30, 2011		
Rank	Company	Competing Branches	Deposits in Branches (000)	Market Share (%)
1	Horizon Bancorp	6	$531,080	22.5%
2	***LaPorte Bancorp, Inc.***	***8***	***$321,312***	***13.6%***
3	Wells Fargo & Co.	1	$287,939	12.2%
4	1st Source Corp.	6	$217,530	9.2%
5	PNC Financial Services Group	4	$152,020	6.4%
6	Allegius FCU	3	$136,672	5.8%
7	First State Bank of Porter	3	$136,361	5.8%
8	Fifth Third Bancorp	4	$135,804	5.8%
9	First Bancshares Inc.	5	$124,207	5.3%
10	JPMorgan Chase & Co.	2	$98,083	4.2%
11	First Trust Credit Union	2	$77,945	3.3%
12	Members Advantage Credit Union	2	$70,897	3.0%
13	LaPorte Community FCU	2	$24,753	1.0%
14	Grand Heritage FCU	1	$15,441	0.7%
15	Standard Bancshares Inc.	1	$7,874	0.3%
16	Generations FCU	1	$7,025	0.3%
17	BMO Financial Group	1	$6,541	0.3%
18	TCF Financial Corp.	2	$4,430	0.2%
19	South Shore Railroad Employees	1	$4,054	0.2%
20	Muni Employees CU	1	$910	0.0%
21	Woodforest Financial Group	2	$688	0.0%
22	INOVA Federal Credit Union	1	$0	0.0%
23	Purdue Federal Credit Union	1	$0	0.0%
24	Teachers Credit Union	1	$0	0.0%
25	Northern Indiana FCU	1	$0	0.0%
	Market Totals	62	$2,361,566	100.0%

Source: SNL Financial.

Among the Company's competitors are a few much larger and more diversified institutions which have greater resources than maintained by the Company. Financial institution competitors in the Company's primary market area include other locally based thrifts and banks, credit unions, as well as regional, super regional and money center banks. The Company is ranked 2nd in deposit market share (Table 2.6), just behind Horizon Bancorp, which held approximately 22.5% of deposits within a 5 mile radius of any LaPorte Bancorp branch office as of June 30, 2011. Additionally, as previously noted, credit unions are a significant competitive force with respect to both deposits and consumer loans.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of LaPorte Bancorp's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation of LaPorte Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to LaPorte Bancorp, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than "non-listed thrifts" i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We typically exclude those that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are 132 publicly-traded thrift institutions nationally, which includes 23 publicly-traded MHCs. Given the limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since LaPorte Bancorp will be a full stock public company upon completion of the Second-Step Conversion Offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group, excluding those in MHC form.

Based on the foregoing, from the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of LaPorte Bancorp. In the selection process, we applied the following screen to the universe of all public thrifts that were eligible for consideration:

- Operating in the Midwest region of the US;
- Total assets between $250 million and $2.5 billion;
- Reporting positive net income on a trailing 12 month basis; and,
- Relatively strong asset quality with NPA/Assets ratios generally less than 5%.

Eleven companies met the foregoing selection parameters for inclusion in the Peer Group and ten were included in the Peer Group. The only company meeting the foregoing selection criteria which was excluded was Meta Financial Group of Iowa ("Meta Financial"), which is subject to a regulatory enforcement action and whose operations are impacted by its issuance of various prepaid credit cards, consumer credit products, and sponsoring of ATMs into various debit networks as well as its participation in other payment industry products and services. As a result, Meta Financial generates significant levels of non-interest income and expense and has an operating and risk profile which differentiates it from the Company and most of the Peer Group companies conducting business pursuant to more traditional community bank operating strategies.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-2 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and LaPorte Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of LaPorte Bancorp's financial

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 25, 2012

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FDEF	First Defiance Fin. Corp. of OH	NASDAQ	Defiance, OH	Thrift	$2,142	33	12-31	10/95	$15.98	$155
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	$1,196	33	06-30	04/92	$12.16	$86
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	$1,054	18	12-31	02/98	$7.05	$53
FCLF	First Clover Leaf Fin. Corp. of IL	NASDAQ	Edwardsville, IL	Thrift	$556	4	12-31	07/06	$6.00	$46
FSFG	First Savings Financial Group of IN	NASDAQ	Clarksville, IN	Thrift	$546	12	09-30	12/08	$18.00	$41
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	$441	13	12-31	01/99	$21.00	$59
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	$409	11	03-31	01/03	$8.44	$25
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	$404	10	12-31	12/96	$16.22	$25
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	$372	5	12-31	02/95	$17.70	$28
JXSB	Jacksonville Bancorp Inc. of IL	NASDAQ	Jacksonville, IL	Thrift	$317	7	12-31	07/10	$17.34	$33

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to LaPorte Bancorp's characteristics is detailed below.

- **First Defiance Fin. Corp. of OH ("FDEF")** is the largest company in the Peer Group in terms of total assets and operates through a total of 33 offices in northwest Ohio, southeast Michigan, and western Indiana, markets which are relatively proximate to the Company's markets. FDEF's asset composition reflects a higher proportion of loans and less focus in cash and investments, as compared to the Peer Group. FDEF's funding composition was relatively similar to the Peer Group albeit with a slightly lower level of funding through borrowings in comparison to the Peer Group. Lending operations were more heavily focused on commercial lending including both mortgage and non-mortgage loans in comparison to the Peer Group average, which resulted in the highest risk-weighted assets-to-assets ratio of the Peer Group range. FDEF recorded asset quality ratios similar to the Peer Group in terms of the level of NPAs, while reserve coverage ratios were modestly higher. FDEF's ROA was modestly above the Peer Group average supported by relatively high levels of net interest and non-interest income. At March 31, 2012, FDEF had total assets of $2.1 billion and a tangible equity-to-assets ratio of 10.3%. For the twelve months ended March 31, 2012, FDEF reported net income equal to 0.72% of average assets. FDEF had a market capitalization of $155 million at May 25, 2012.

- **HF Financial Corp of SD ("HFFC")** operates through 33 retail banking offices in South Dakota and Minnesota. The balance sheet reflects a broadly similar asset and funding mix relative to the Peer Group average, albeit with a higher level of funding through borrowings. HFFC's lending strategy is focused on commercial lending, including both mortgage and non-mortgage C&I loans. The ratio of NPAs is below the average and median of the Peer Group, yet earnings have been suppressed by a relatively high level of non-operating losses in relation to the Peer Group. At March 31, 2012, HFFC had total assets of $1.2 billion and a tangible equity-to-assets ratio of 7.7%. For the twelve months ended March 31, 2012, HFFC reported net income equal to 0.11% of average assets, which is the lowest of the Peer Group members reflecting in part the impact of non-operating expenses referenced above. HFFC had a market capitalization of $86 million at May 25, 2012.

- **HopFed Bancorp, Inc. of KY ("HFBC")** operates through a total of 18 offices in western Kentucky and central Tennessee. HFBC's banking markets outside of major metropolitan areas differentiates it from the Company's markets in northern Indiana. HFBC maintains a broadly diversified asset base funded primarily by deposits and, to a lesser extent, borrowed funds. Loan portfolio investment activities are concentrated in mortgage loans (primarily 1-4 family mortgages and commercial mortgage loans). Asset quality ratios were more favorable than the Peer Group average, both in terms of the level of NPAs and the reserve coverage ratios; however HFBC reported net loan chargeoffs as a percent of loans that were higher than the Peer Group aggregates. At March 31, 2012, HFBC had total assets of $1.1 billion and a tangible equity-to-assets ratio of 11.3%. For the twelve months ended March 31, 2012, HFBC reported positive earnings of 0.42% of average assets. HFBC had a market capitalization of $53 million at May 25, 2012.

- **First Clover Leaf Financial Corp of IL ("FCLF")** operates through four retail banking offices and one loan production office in western Illinois in markets adjacent to St. Louis, Missouri. The loan portfolio reflects slightly greater diversification into non-residential mortgage loans in relation to the Peer Group and a slightly lower ratio of residential mortgage loans and MBS. Asset quality ratios for FCLF were less favorable to the Peer Group in terms of the NPA/Assets ratio and coverage ratios and its higher resulting loan loss provisions were a factor in FCLF's lower earnings. At March 31, 2012, FCLF had total assets of $556 million and a tangible equity-to-assets ratio of 12.1%, which was above the Peer Group average and median. For the twelve months ended March 31, 2012, FCLF reported earnings of 0.34% of average assets. FCLF had a market capitalization of $46 million at May 25, 2012.

- **First Savings Financial Group of IN ("FSFG")** operates 12 branch offices in southern Indiana. FSFG had a similar loan/investment mix in relation to the Peer Group, but funded operations with a higher rate of borrowings. FSFG was more focused on residential mortgage lending than the Peer Group which facilitated its maintenance of favorable asset quality and coverage ratios in comparison to the Peer Group. Additionally, FSFG had the highest tangible equity-to-assets ratio of all the Peer Group members. Earnings in excess of the Peer Group average and median are supported by a strong net interest margin and a comparatively modest level of loan loss provisions. At March 31, 2012, FSFG had total assets of $546 million and a tangible equity-to-assets ratio of 13.2%. For the twelve months ended March 31, 2012, FSFG reported a return on average assets of 0.68%. FSFG had a market capitalization of $41 million at May 25, 2012.

- **First Capital, Inc. of IN ("FCAP")** operates through a total of 13 offices in southern Indiana. FCAP's asset mixture reflects a similar level of cash and investments and loans in comparison to the Peer Group. Lending is oriented toward mortgage secured collateral and funding is primarily reliant on deposit liabilities with the level of borrowed funds below the Peer Group average. At March 31, 2012, FCAP had total assets of $441 million and a tangible equity-to-assets ratio of 10.5%. Asset quality ratios for FCAP, as well as reserve coverage ratios were more favorable than the Peer Group. For the twelve months ended March 31, 2012, FCAP reported a ROAA of 0.91% which was at the upper end of the Peer Group range. FCAP had a market capitalization of $59 million at May 25, 2012.

- **Wayne Savings Bancshares of OH ("WAYN")** operates 11 branches in central Ohio. The asset structure reflects a relatively lower proportion of loans/assets which was offset by a higher percentage of cash and investments. The majority of loans are invested in 1-4 family loans (inclusive of an investment in MBS) and WAYN had the highest ratio of residential assets of any Peer Group member. In comparison to the Peer Group, deposits comprised a higher proportion of the funding mix, while borrowings were slightly lower. WAYN reported NPA/Assets and reserve coverage ratios that were less favorable in comparison to the Peer Group. At March 31, 2012, WAYN had total assets of $409 million and a tangible equity-to-assets ratio of 9.3%. For the twelve months ended March 31, 2012, WAYN reported a ROAA equal to 0.36%. WAYN had a market capitalization of $25 million at May 25, 2012.

- **River Valley Bancorp of IN ("RIVR")** operates 10 branch offices in southern Indiana. RIVR maintains a broadly diversified loan portfolio primarily focused on mortgage loans (both residential and commercial) and funds operations with deposits which are supplemented with borrowings at a level above the Peer Group. Asset quality ratios are at a disadvantage to the Peer Group, both in terms of the NPA/Assets ratio which is higher and the reserve coverage ratios which are lower. RIVR's less favorable asset quality is also shown in their higher provisions as compared to the Peer Group. At March 31, 2012, RIVR reported total assets of $404 million and a tangible equity-to-assets ratio of 8.2%. For the twelve months ended March 31, 2012, RIVR reported earnings of 0.30% of average assets. RIVR had a market capitalization of $25 million at May 25, 2012.
- **LSB Fin. Corp. of Lafayette of IN ("LSBI")** operates from 5 offices in Lafayette, Indiana and reported the highest ratio of loans and deposits of any Peer Group company. The equity/assets ratio was slightly below the Peer Group average and median, however. LSBI had the most diversification in commercial real estate as compared to the Peer Group, which resulted in the third highest risk-weighted assets-to-assets ratio. Profitability was at the low end of the Peer Group range, primarily owing to the high level of loan loss provisions established by LSBI, which exceeded the level of any other Peer Group institution on an individual basis, reflecting LSBI's comparatively high NPAs and lower reserve coverage ratios. At March 31, 2012, LSBI had total assets of $372 million and a tangible equity-to-assets ratio of 9.9%. For the twelve months ended March 31, 2012, LSBI reported earnings of 0.26% of average assets. LSBI had a market capitalization of $28 million at May 25, 2012.
- **Jacksonville Bancorp, Inc. of IL ("JXSB")** operates through seven retail banking offices in western Illinois and completed its conversion from a mutual holding company in 2010 (the most recent of all Peer Group members), which enhances its comparability to the Company. JXSB's balance sheet reflects an above average level of MBS and investments and a funding base that is almost entirely reliant on deposits with very limited use of borrowings in comparison to the Peer Group average. The loan portfolio composition reflects JXSB's mortgage lending emphasis including both residential and commercial mortgage loans albeit at levels below the Peer Group, given the low level of loans overall. Asset quality ratios for JXSB were the most favorable of the Peer Group in terms of the level of NPAs, as well as reserve coverage ratios and net loan chargeoffs/loans. At March 31, 2012, JXSB had total assets of $317 million and a tangible equity-to-assets ratio of 12.5%. For the twelve months ended March 31, 2012, JXSB reported earnings of 1.12% of average assets, which is the highest ratio of any company in the Peer Group. JXSB had a market capitalization of $33 million at May 25, 2012.

In the aggregate, the Peer Group companies maintain a slightly lower tangible equity level, in comparison to the industry median (10.40% of assets versus 10.77% for all public companies) and generate the same level of core profitability (0.29% of average assets for the Peer Group and all public companies). The Peer Group companies reported a modest median core ROE, whereas all public companies have a median core ROE slightly less than the Peer Group (2.98% for the Peer Group versus 2.21% for all public companies). Overall, the Peer

Group's pricing ratios were at a modest discount to all full stock publicly traded thrift institutions on both a P/E and P/TB basis.

	All Public-Thrifts	Peer Group
Financial Characteristics (Medians)		
Assets ($Mil)	$900	$494
Market Capitalization ($Mil)	$73	$44
Tangible Equity/Assets (%)	10.77%	10.40%
Core Return on Average Assets (%)	0.29%	0.29%
Core Return on Average Equity (%)	2.21%	2.98%
Pricing Ratios (Medians)(1)		
Price/Core Earnings (x)	18.35x	16.80x
Price/Tangible Book (%)	82.89%	80.70%
Price/Assets (%)	9.79%	7.33%

(1) Based on market prices as of May 25, 2012.

The thrifts selected for the Peer Group were relatively comparable to LaPorte Bancorp in terms of all of the selection criteria and are considered the "best fit" group. While there are many similarities between LaPorte Bancorp and the Peer Group on average, there are some notable differences that lead to valuation adjustments. The following comparative analysis highlights key similarities and differences between LaPorte Bancorp and the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for LaPorte Bancorp and the Peer Group, reflecting balances as of March 31, 2012, for the Company and for the Peer Group, respectively. On a reported basis, LaPorte Bancorp's equity-to-assets ratio of 12.1% was above the Peer Group's median equity/assets ratio of 11.4%. Tangible equity-to-assets ratios for the Company and the Peer Group median both equaled 10.2%, although the Peer Group average was slightly higher at 10.4%. The more modest differential in the tangible equity ratios reflects the higher proportion of goodwill and other intangible assets for LaPorte Bancorp in comparison to the Peer Group (1.9% for LaPorte Bancorp versus 0.7% and 1.0% for the Peer Group median and average). On a pro forma basis, LaPorte Bancorp's reported and tangible equity ratios will be bolstered and thus, substantially exceed the Peer Group's ratios. Both the Company and the Peer Group currently maintain surpluses with respect to their respective regulatory capital requirements.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates								Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
LaPorte Bancorp, Inc.																				
March 31, 2012	1.7%	27.5%	4.6%	63.5%	72.9%	12.8%	1.1%	12.1%	1.9%	10.2%	6.01%	-2.24%	12.41%	5.72%	12.35%	10.05%	12.61%	10.07%	10.07%	15.20%
All Public Companies																				
Averages	6.6%	22.1%	1.6%	65.1%	74.3%	11.4%	0.4%	12.7%	0.8%	12.0%	4.03%	10.20%	2.43%	4.36%	-6.67%	2.44%	2.29%	11.80%	11.70%	20.09%
Medians	5.7%	19.5%	1.7%	67.8%	74.5%	9.9%	0.0%	12.0%	0.1%	11.1%	2.30%	6.21%	0.11%	3.02%	-7.99%	2.08%	2.38%	11.78%	11.74%	18.31%
State of IN																				
Averages	6.2%	23.4%	2.1%	64.0%	80.4%	7.6%	0.4%	10.9%	0.8%	10.1%	3.65%	13.41%	-0.38%	4.22%	-4.91%	8.06%	9.73%	9.76%	9.76%	16.31%
Medians	6.4%	25.4%	2.0%	62.0%	83.5%	4.8%	0.0%	11.0%	0.7%	10.2%	4.48%	15.05%	-1.94%	4.02%	-4.33%	3.67%	4.27%	9.70%	9.70%	15.93%
Comparable Group																				
Averages	6.4%	24.7%	1.6%	62.7%	78.9%	8.1%	0.7%	11.4%	1.0%	10.4%	1.25%	12.50%	-3.84%	1.90%	-8.04%	8.77%	9.88%	10.71%	10.71%	17.47%
Medians	5.9%	26.2%	1.6%	62.0%	77.6%	8.6%	0.4%	11.4%	0.7%	10.2%	1.21%	14.40%	-4.05%	2.33%	-9.51%	4.58%	5.23%	10.89%	10.39%	16.73%
Comparable Group																				
FCAP First Capital, Inc. of IN	6.8%	25.3%	1.4%	62.0%	83.5%	4.5%	0.0%	11.6%	1.2%	10.4%	-1.75%	6.07%	-4.93%	-1.65%	-17.36%	5.69%	6.56%	10.07%	10.07%	15.93%
FCLF First Clover Leaf Fin. Corp. of IL	5.9%	16.5%	0.9%	70.4%	76.0%	9.0%	0.7%	14.0%	2.2%	11.8%	-3.38%	-16.29%	0.11%	-6.68%	27.31%	-0.12%	0.31%	11.59%	11.59%	19.06%
FDEF First Defiance Fin. Corp. of OH	11.7%	12.3%	1.7%	68.0%	78.0%	6.4%	1.7%	13.1%	3.1%	10.0%	3.89%	17.75%	0.87%	4.98%	-10.93%	6.92%	7.14%	12.04%	12.04%	16.44%
FSFG First Savings Fin. Group of IN	3.4%	25.4%	1.6%	64.8%	75.0%	10.0%	0.0%	14.5%	1.5%	13.0%	6.53%	14.53%	3.70%	11.03%	-36.03%	40.83%	48.48%	11.74%	11.74%	18.56%
HFFC HF Financial Corp. of SD	5.9%	28.9%	1.3%	59.3%	74.6%	12.3%	2.3%	8.1%	0.4%	7.7%	-0.92%	37.06%	-14.77%	0.50%	-7.88%	1.06%	1.11%	NA	NA	NA
HFBC HopFed Bancorp, Inc. of KY	4.6%	38.9%	0.9%	52.2%	77.2%	9.9%	1.0%	11.3%	0.0%	11.2%	-1.84%	5.48%	-5.19%	-2.36%	-8.10%	9.89%	10.21%	11.65%	11.65%	21.35%
JXSB Jacksonville Bancorp Inc. of IL	7.1%	33.9%	2.0%	52.7%	83.5%	1.4%	0.0%	13.2%	0.9%	12.3%	3.07%	14.40%	-4.24%	1.48%	6.86%	14.57%	15.75%	10.19%	10.19%	16.45%
LSBI LSB Fin. Corp. of Lafayette IN	10.3%	5.3%	1.9%	79.5%	84.7%	4.8%	0.0%	9.9%	0.0%	9.9%	2.14%	NM	-6.52%	3.18%	-12.20%	2.72%	2.72%	9.70%	9.70%	15.00%
RIVR River Valley Bancorp of IN	4.8%	26.9%	2.5%	62.0%	74.8%	14.3%	1.8%	8.2%	0.0%	8.2%	4.48%	26.69%	-3.87%	4.84%	4.82%	2.63%	2.64%	NA	NA	NA
WAYN Wayne Savings Bancshares of OH	4.0%	34.1%	2.1%	56.6%	81.2%	8.2%	0.0%	9.7%	0.5%	9.2%	0.28%	6.87%	-3.56%	3.69%	-26.93%	3.46%	3.91%	8.70%	8.70%	17.00%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

As a result of the Second Step Conversion, the increase in LaPorte Bancorp's pro forma equity position will be favorable from an interest rate risk perspective and in terms of posturing for future earnings growth as the net proceeds are reinvested and leveraged pursuant to the Company's intended moderate growth strategy. The Company's business plan, which is focused on increasing earnings through ongoing business line/balance sheet restructuring and growth through possible de novo branching and acquisition is a positive factor with respect to the intended use of proceeds. At the same time, many of the Peer Group companies have adopted similar strategies and the implementation of strategies by LaPorte Bancorp to increase earnings and ROE is subject to both execution risk and the overall market environment.

The interest-earning asset ("IEA") composition for the Company and the Peer Group reflects broad similarity in terms of the proportion of loans, as LaPorte Bancorp's ratio of loans/assets of 63.5% was slightly above the Peer Group median ratio of 62.0%. At the same time, LaPorte Bancorp's level of cash and investments equal to 29.2% of assets was modestly below the comparable Peer Group median of 32.1%. Overall, LaPorte Bancorp's interest-earning assets amounted to 92.7% of assets, which fell modestly below the Peer Group's median ratio of 94.1%. Both the Company's and the Peer Group's IEA ratios exclude BOLI as an interest-earning asset. On a pro forma basis immediately following the Second Step Conversion, a portion of the proceeds will initially be invested into shorter term investment securities, increasing the relative proportion of cash and investments for the Company in comparison to the Peer Group over the short term.

LaPorte Bancorp's funding liabilities are broadly similar to the Peer Group's funding liabilities. In this regard, the Company's deposits equaled 72.9% of assets, which was slightly below the Peer Group median ratio of 77.6%, respectively. Comparatively, the Company's borrowings of 13.9% (inclusive of subordinated debt) were modestly higher than the Peer Group's median ratio equal to 9.0% (inclusive of subordinated debt). Total IBL maintained as a percent of assets equaled 86.8% and 86.6% for LaPorte Bancorp and the Peer Group, respectively, reflecting the Company's modestly higher equity position, even before the completion of the Second Step Conversion. The ratio of IBL will be reduced on a post-Offering basis as the Company funds a greater portion of its operations with equity.

A key measure of balance sheet strength for a financial institution is IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Company's IEA/IBL ratio of 106.8% is slightly below the Peer Group's median ratio of 108.7%. The additional capital realized from stock proceeds will increase the

Company's IEA/IBL ratio relative to the Peer Group, as the net proceeds realized from LaPorte Bancorp's stock offering are expected to be reinvested into interest-earning assets and the increase in the Company's equity position will result in a lower level of interest-bearing liabilities funding assets.

The growth rates for key balance sheet aggregates over the last 12 months by the Company were relatively modest, albeit more significant than the Peer Group levels. During this period, the Company recorded modest asset growth of 6.0% versus a lower asset growth rate of 1.21% recorded by the Peer Group based on the median. Asset growth for LaPorte Bancorp was sustained through 12.41% growth in loans, notwithstanding a 2.24% decline in cash and investments, while the Peer Group reported 14.40% growth in cash and investments and a decline in loans of 4.05%. The loan growth for the Company was largely attributable to growth in the mortgage warehouse financing portfolio, as absent this component of lending, the loan portfolio balance would have declined modestly. Shrinkage of the Peer Group's loan portfolio was attributable to limited loan demand in the Midwest region, generally, and low interest rates which have fueled demand for long term fixed rate mortgage loans which many institutions limit for portfolio investment.

Asset growth for LaPorte Bancorp was funded with a 5.72% increase in deposits, which was supplemented by a 12.35% increase in borrowings. Conversely, funds generated from the Peer Group's shrinking loan portfolios were utilized to fund an increase in deposits (2.33%) and to pay down borrowings, which declined by 9.51% over the last twelve months based on the median. The Company's capital increased by 10.05%, during the twelve month period, which exceeded the Peer Group's capital growth rate of 4.58%. The Company's post-conversion capital growth rate will initially be constrained by maintenance of a comparatively higher pro forma equity position coupled with a moderate ROE until the conversion proceeds can be effectively leveraged.

Income and Expense Components

Table 3.3 shows comparative income statement measures for LaPorte Bancorp and the Peer Group, reflecting earnings for the twelve months ended March 31, 2012. LaPorte Bancorp reported a net income to average assets ratio of 0.72% versus the Peer Group's ratios of 0.55% and 0.45% based on the average and median, respectively. The Company's higher return was supported by a lower ratio for loan loss provisions and lower level of operating expenses, which was somewhat offset by the Peer Group's higher ratio for net interest income and non-interest

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
LaPorte Bancorp, Inc.																			
March 31, 2012	0.72%	4.12%	1.16%	2.96%	0.28%	2.68%	0.00%	0.00%	0.53%	0.53%	2.32%	0.04%	0.04%	0.00%	4.56%	1.50%	3.06%	$4,427	19.30%
All Public Companies																			
Averages	0.26%	4.24%	1.12%	3.12%	0.51%	2.60%	0.02%	-0.10%	0.75%	0.68%	2.89%	0.04%	0.13%	0.00%	4.52%	1.30%	3.22%	$6,001	30.88%
Medians	0.38%	4.18%	1.05%	3.09%	0.29%	2.65%	0.00%	-0.02%	0.58%	0.53%	2.80%	0.00%	0.04%	0.00%	4.51%	1.23%	3.17%	$5,069	29.98%
State of IN																			
Averages	0.37%	4.32%	1.00%	3.33%	0.72%	2.61%	0.00%	-0.08%	0.74%	0.67%	2.93%	0.02%	0.23%	0.00%	4.63%	1.12%	3.51%	$4,075	27.47%
Medians	0.51%	4.39%	0.94%	3.12%	0.56%	2.39%	0.00%	-0.05%	0.62%	0.62%	2.99%	0.01%	0.25%	0.00%	4.69%	1.08%	3.41%	$3,995	28.72%
Comparable Group																			
Averages	0.55%	4.35%	1.07%	3.29%	0.55%	2.74%	0.02%	-0.08%	0.80%	0.75%	2.90%	0.02%	0.19%	0.00%	4.64%	1.21%	3.43%	$3,981	22.89%
Medians	0.45%	4.33%	0.99%	3.25%	0.41%	2.60%	0.00%	-0.04%	0.78%	0.79%	2.98%	0.02%	0.23%	0.00%	4.60%	1.15%	3.44%	$3,737	28.23%
Comparable Group																			
FCAP First Capital, Inc. of IN	0.91%	4.50%	0.77%	3.73%	0.41%	3.32%	0.00%	0.00%	0.77%	0.77%	2.99%	0.01%	0.18%	0.00%	4.79%	0.87%	3.91%	$3,294	28.36%
FCLF First Clover Leaf Fin. Corp. of IL	0.34%	4.11%	1.04%	3.07%	0.96%	2.11%	0.00%	-0.15%	0.47%	0.31%	2.18%	0.05%	0.22%	0.00%	4.40%	1.21%	3.19%	$6,395	16.79%
FDEF First Defiance Fin. Corp. of OH	0.82%	4.13%	0.76%	3.37%	0.63%	2.74%	0.00%	-0.02%	1.12%	1.10%	2.94%	0.07%	0.37%	0.00%	4.51%	0.88%	3.63%	$3,687	29.83%
FSFG First Savings Fin. Group of IN	0.72%	4.82%	0.94%	3.88%	0.29%	3.59%	0.00%	-0.05%	0.61%	0.56%	3.12%	0.06%	0.01%	0.00%	5.15%	1.08%	4.06%	$3,642	28.72%
HFFC HF Financial Corp. of SD	0.11%	4.09%	1.21%	2.88%	0.41%	2.47%	0.10%	-0.02%	0.79%	0.87%	3.01%	0.00%	-0.12%	0.00%	4.34%	1.35%	2.99%	$3,508	11.45%
HFBC HopFed Bancorp, Inc. of KY	0.52%	4.27%	1.64%	2.64%	0.21%	2.42%	0.00%	-0.15%	0.95%	0.80%	2.80%	0.03%	0.28%	0.00%	4.50%	1.85%	2.65%	$3,963	21.78%
JXSB Jacksonville Bancorp Inc. of IL	1.12%	4.45%	0.87%	3.58%	0.17%	3.40%	0.12%	-0.01%	0.96%	1.06%	3.19%	0.00%	0.28%	0.00%	4.74%	1.02%	3.72%	$3,051	28.23%
LSBI LSB Fin. Corp. of Lafayette IN	0.25%	4.75%	1.09%	3.65%	1.31%	2.34%	0.00%	-0.21%	1.10%	0.90%	3.25%	0.00%	0.38%	0.00%	5.01%	1.22%	3.79%	$3,995	30.34%
RIVR River Valley Bancorp of IN	0.39%	4.39%	1.41%	2.97%	0.69%	2.28%	0.00%	0.00%	0.50%	0.50%	2.60%	0.00%	0.25%	0.00%	4.69%	1.56%	3.13%	$4,493	NM
WAYN Wayne Savings Bancshares of OH	0.36%	4.06%	0.92%	3.14%	0.39%	2.75%	0.00%	-0.17%	0.78%	0.61%	2.96%	0.02%	0.04%	0.00%	4.28%	1.03%	3.25%	$3,786	10.48%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

operating income.

The Company maintained a lower net interest income to average assets ratio, which was reflective of the Company's lower yield-cost spread, which equaled 3.06% versus 3.44% for the Peer Group. The Company maintained a slightly lower yield on interest-earning assets (4.56% versus 4.60% for the Peer Group), as well as a higher cost of funds (1.50% versus a median of 1.15% for the Peer Group).

The impact of the foregoing characteristics of the Company and the Peer Group's yields and costs are reflected in the reported ratios of interest income and expense to average assets. In this regard, the Company's interest income to average assets fell short of the Peer Group, while the ratio of interest expense was higher in comparison to the Peer Group. Overall, the Company's ratio of net interest income to average assets, equal to 2.96% was lower than the Peer Group's average and median ratios of 3.29% and 3.25%, respectively. The Company's lower interest income ratio may be partially reflective of the Company's loan portfolio composition, which is historically weighted towards low risk weight residential mortgage loans, but currently inclusive of the higher risk mortgage warehouse financing loans. The higher ratio of interest expense to average assets, historically, is partially attributable to the Company's higher cost borrowings, a portion of which have recently matured.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings than the Company's, with such income amounting to 0.79% and 0.53%, respectively. Historically, the Company has had relatively modest levels of fee generating activities, which have tentatively been declining over the last several years, reflecting in part, declining deposit-related fee income including overdraft income and NSF fees. Mortgage banking income is another significant contributor to non-interest income and has been considered a core element of earnings for valuation purposes herein, but is a relatively volatile revenue source fluctuating based on market interest rate levels, loan volumes, and other market and competitive factors.

Taking non-interest operating income into account, LaPorte Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 71.1% was at a slight advantage to the Peer Group's efficiency ratio of 73.3%.

In another key area of core earnings strength, the Company maintained a modestly lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the

Company and the Peer Group reported operating expense to average assets ratios of 2.32% and 2.98%, respectively. As discussed in the financial analysis of the Company, LaPorte Bancorp has been effective in leveraging its cost structure such that asset growth has exceeded growth of operating expenses, which has resulted in a declining operating expense ratio since fiscal 2007. In the future, the anticipated growth in LaPorte Bancorp's operating expenses on the operating expense ratio will be mitigated by the corresponding increase in the Company's asset base, as it has been for recent years. The incremental cost of the stock-based benefit plans will also serve to increase the Company's operating expense ratio. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase as a percent of average assets.

Loan loss provisions had a larger impact on the Peer Group's earnings than for the Company, with loan loss provisions equaling 0.41% and 0.28% of average assets, respectively. The lower level of loan provisions established by the Company was supported by its relatively favorable credit quality measures.

Net gains and losses realized from the sale of assets and other non-operating items equaled a positive 0.04% of average assets for the Company which was below the Peer Group average and median of 0.19% and 0.23%, respectively. The net gain recorded by the Company was attributable to gains on the sale of investment securities, net of expenses related to problem assets and OREO resolution.

The Company's effective tax rate for the last 12 months of 19.30% is modestly below the Peer Group median of 28.23%. Both the Company and the Peer Group's average tax rates are well below their marginal effective rates owing to tax exempt income, including income earned on BOLI and tax exempt securities. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 39.05%.

Loan Composition

Table 3.4 presents data related to the comparative loan portfolio composition (including the investment in MBS). The Company's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities relative to the Peer Group median (49.45% of assets versus 35.91% for the Peer Group). The Company's higher ratio was attributable to maintaining higher concentrations of 1-4 family permanent mortgage loans and higher MBS relative to the Peer Group's ratios. Importantly, the majority of the Company's loans secured by residential loans are related to the mortgage

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2012

Institution	Portfolio Composition as a Percent of Assets						RWA/	Serviced	Servicing
	MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Commerc. Business	Consumer	Assets	For Others	Assets
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
LaPorte Bancorp, Inc.	15.03%	34.42% (1)	2.64%	20.51%	4.58%	1.42%	70.14%	$59,770	$342
All Public Companies									
Averages	13.81%	33.27%	3.21%	22.97%	3.89%	1.66%	61.79%	$860,963	$7,365
Medians	10.45%	32.71%	2.36%	23.49%	3.19%	0.41%	62.08%	$3,830	$96
State of IN									
Averages	11.29%	27.98%	2.80%	24.73%	3.80%	1.69%	64.07%	$34,967	$395
Medians	9.50%	31.88%	2.80%	21.37%	4.07%	0.89%	67.09%	$28,980	$342
Comparable Group									
Averages	11.89%	25.75%	3.43%	25.16%	5.67%	1.91%	66.61%	$279,197	$2,434
Medians	9.21%	26.70%	3.35%	22.88%	4.88%	1.10%	66.82%	$40,400	$671
Comparable Group									
FCAP First Capital, Inc. of IN	8.53%	31.88%	1.43%	19.21%	4.07%	6.05%	61.16%	$270	$0
FCLF First Clover Leaf Fin. Corp. of IL	4.91%	26.33%	5.95%	28.61%	9.34%	0.65%	66.54%	$80,530	$668
FDEF First Defiance Fin. Corp. of OH	6.42%	15.38%	2.63%	34.95%	14.21%	0.77%	76.55%	$1,272,930	$8,498
FSFG First Savings Fin. Group of IN	9.50%	33.29%	4.11%	19.26%	5.68%	2.23%	67.09%	$0	$0
HFFC HF Financial Corp. of SD	26.72%	13.39%	3.78%	27.06%	6.24%	2.02%	79.92%	$1,196,790	$12,632
HFBC HopFed Bancorp, Inc. of KY	12.41%	20.31%	6.42%	19.96%	3.59%	1.43%	57.14%	$0	$0
JXSB Jacksonville Bancorp Inc. of IL	14.02%	17.93%	0.70%	20.82%	6.19%	4.57%	63.64%	$144,610	$679
LSBI LSB Fin. Corp. of Lafayette IN	1.45%	34.47%	2.91%	39.91%	3.34%	0.32%	70.48%	$0	$948
RIVR River Valley Bancorp of IN	8.92%	27.08%	5.72%	24.95%	1.79%	0.69%	68.92%	$96,840	$673
WAYN Wayne Savings Bancshares of OH	26.02%	37.39%	0.66%	16.90%	2.28%	0.36%	54.69%	$0	$246

(1) Includes loans to finance mortgage warehouse lines. Excluding such loans, the 1-4 family mortgage loan total would equal 11.9%.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

warehouse financing business which is very different than the portfolio lending strategies of the Peer Group from a risk and earnings perspective. Excluding mortgage warehouse loans, the Company's ratio of 1-4 family mortgage loans equaled 11.86% of assets which was below the Peer Group median of 26.7%. Loans serviced for others equaled 12.7% and 8.2% of the Company's and the Peer Group's assets, respectively, thereby indicating a slightly greater influence of loan servicing income on LaPorte Bancorp's earnings. Both the Company and the Peer Group maintained relatively modest balances of loan servicing intangibles.

Diversification into higher risk and higher yielding types of lending was slightly more significant for the Peer Group compared to the Company, as the ratio of commercial and multi-family mortgage loans averaged 25.16% versus 20.51% for the Company. At the same time, the level of miscellaneous other high risk weight loans including construction, commercial non-mortgage and consumer loans was relatively similar to the Peer Group average and median ratios. Additionally, the mortgage warehouse loans, though secured by residential mortgages, are risk-weighted at 100%. The Company's risk weighted assets-to-assets ratio was slightly higher than the Peer Group's ratio (70.14% versus 66.82% for the Peer Group).

Credit Risk

Overall, based on a comparison of credit quality measures, the Company's credit risk exposure was considered to be more favorable in comparison to the Peer Group's. As shown in Table 3.5, the Company's non-performing assets/assets and non-performing loans/loans ratios equaled 1.55% and 2.18%, respectively, versus comparable measures of 2.31% and 3.25% for the Peer Group. The Company's better asset quality is enhanced by higher reserve coverage ratios as compared to the Peer Group. The Company and Peer Group's loss reserves as a percent of non-performing loans equaled 60.87% and 47.95% and reserves as a percent of non-performing assets equaled 54.53% and 41.04%, respectively. Loan loss reserves maintained as a percent of net loans receivable were lower for the Company reflecting its favorable level of NPAs and NPLs, equaling 1.33% and 1.64% for the Company and the Peer Group. Net loan charge-offs as a percent of loans were also lower for the Company, as net loan charge-offs as a percentage of loans for the Company equaled 0.31% of loans versus 0.73% of loans for the Peer Group.

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
LaPorte Bancorp, Inc.	0.16%	1.55%	2.18%	1.33%	60.87%	54.53%	$903	0.31%
All Public Companies								
Averages	0.52%	3.56%	4.39%	1.51%	52.33%	44.89%	$1,430	0.77%
Medians	0.19%	2.60%	3.32%	1.33%	37.89%	32.46%	$415	0.32%
State of IN								
Averages	0.43%	3.75%	5.33%	1.54%	37.11%	32.71%	$610	0.67%
Medians	0.16%	3.30%	4.44%	1.52%	35.07%	29.76%	$429	0.62%
Comparable Group								
Averages	0.28%	2.75%	3.71%	1.65%	47.45%	42.17%	$1,538	1.01%
Medians	0.16%	2.31%	3.25%	1.64%	47.95%	41.04%	$686	0.73%
Comparable Group								
FCAP First Capital, Inc. of IN	0.12%	1.97%	2.90%	1.52%	52.52%	48.51%	$429	0.62%
FCLF First Clover Leaf Fin. Corp. of IL	1.00%	4.23%	4.84%	1.40%	26.10%	20.19%	$2,675	2.67%
FDEF First Defiance Fin. Corp. of OH	0.16%	2.45%	3.31%	1.94%	58.64%	54.84%	$7,924	2.18%
FSFG First Savings Fin. Group of IN	0.19%	2.17%	2.83%	1.37%	48.48%	41.50%	$50	0.06%
HFFC HF Financial Corp. of SD	0.22%	2.17%	3.09%	1.46%	47.42%	40.58%	$745	0.40%
HFBC HopFed Bancorp, Inc. of KY	0.11%	1.81%	3.19%	1.89%	59.32%	55.64%	$1,522	1.08%
JXSB Jacksonville Bancorp Inc. of IL	0.16%	1.44%	2.38%	1.95%	82.02%	72.79%	$46	0.11%
LSBI LSB Fin. Corp. of Lafayette IN	0.16%	3.79%	3.88%	1.76%	44.21%	38.62%	$626	0.83%
RIVR River Valley Bancorp of IN	0.67%	4.42%	5.98%	1.25%	20.95%	17.78%	$1,299	2.03%
WAYN Wayne Savings Bancshares of OH	0.03%	3.01%	4.68%	1.94%	34.88%	31.25%	$67	0.11%

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group on a pre-Offering basis. In terms of balance sheet composition, LaPorte Bancorp's interest rate risk characteristics were considered to be similar to the comparable measures for the Peer Group. Most notably, the Company's tangible equity-to-assets ratio and IEA/IBL ratio were similar to the comparable Peer Group ratios. However, the Company's level of non-interest earning assets was above the Peer Group's ratio. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, with respect to the increases that will be realized in the Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for LaPorte Bancorp and the Peer Group. In general, the more significant fluctuations in the Company's ratios implied that the interest rate risk associated with the Company's net interest income was greater in comparison to the Peer Group, based on the interest rate environment that prevailed during the period covered in Table 3.6. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of LaPorte Bancorp's assets and the proceeds will be substantially deployed into interest-earning assets.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

	Balance Sheet Measures			Quarterly Change in Net Interest Income					
Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
				(change in net interest income is annualized in basis points)					
LaPorte Bancorp, Inc.	10.2%	106.8%	7.3%	16	3	21	-21	-29	-1
All Public Companies	12.0%	108.5%	6.1%	-3	-2	-1	5	0	1
State of IN	10.1%	105.9%	6.5%	-7	-1	1	0	2	2
Comparable Group									
Averages	10.4%	107.2%	6.1%	-8	-6	1	7	2	-4
Medians	10.2%	106.9%	6.1%	-9	-5	3	10	1	-6
Comparable Group									
FCAP First Capital, Inc. of IN	10.4%	106.9%	5.9%	-11	-5	10	12	1	-9
FCLF First Clover Leaf Fin. Corp. of IL	11.8%	108.2%	7.3%	2	7	-1	10	11	-7
FDEF First Defiance Fin. Corp. of OH	10.0%	106.9%	8.0%	-13	-4	3	5	-12	0
FSFG First Savings Fin. Group of IN	13.0%	110.1%	6.5%	-6	-12	-15	12	-2	-7
HFFC HF Financial Corp. of SD	7.7%	105.3%	5.9%	-34	-16	5	4	-13	5
HFBC HopFed Bancorp, Inc. of KY	11.2%	108.6%	4.3%	-11	14	-3	10	-13	-9
JXSB Jacksonville Bancorp Inc. of IL	12.3%	110.3%	6.4%	-5	-26	3	27	13	-1
LSBI LSB Fin. Corp. of Lafayette IN	9.9%	106.2%	4.9%	-13	-1	5	0	17	-4
RIVR River Valley Bancorp of IN	8.2%	103.0%	6.3%	12	-10	9	-25	14	1
WAYN Wayne Savings Bancshares of OH	9.2%	106.0%	5.3%	2	-2	-9	14	1	-9

NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of LaPorte Bancorp. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines as reissued by the Office of the Comptroller of the Currency and which are relied upon by the Federal Reserve Board ("FRB") as well as the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation specifies the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and, (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in LaPorte Bancorp's operations and financial condition; (2) monitor LaPorte Bancorp's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and LaPorte Bancorp's stock specifically; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including LaPorte Bancorp's value, or LaPorte Bancorp's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's IEA composition was broadly similar, reflecting a comparable concentration of loans and a slightly lower concentration of cash and investments. Lending diversification into higher risk and higher yielding types of loans was slightly more significant for the Peer Group. However, the Company's significant investment in mortgage warehouse loans (22.6% of assets) resulted in the Company's modestly higher risk weighted assets-to-assets ratio in comparison to the Peer Group's ratio. Overall, in comparison to the Peer Group, the Company's IEA composition provided for a similar yield earned on IEA. The Company's IBL cost was higher than the Peer Group's cost of funds, as the Company maintained a lower level of deposits, and a higher level of borrowings. Overall, as a percent of assets, the Company maintained a broadly similar level of IEA and IBL compared to the Peer Group's ratios, but a slightly lower IEA/IBL ratio of 106.8% for the Company, as compared to 108.7% for the Peer Group. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should be comparable to or exceed the Peer Group's ratio.
- Credit Quality. The Company's ratio of non-performing assets/assets and non-performing loans/loans was more favorable than the comparable Peer Group ratio. Loan loss reserves as a percent of non-performing loans and non-performing assets were slightly higher for the Company as well, although the Peer Group maintained slightly higher loss reserves as a percent of loans. Net loan charge-offs as a percent of loans for the Company fell below the average and median of the Peer Group. As noted above, the Company's risk weighted assets-to-assets ratio was modestly higher than the Peer Group's ratio. Overall, RP Financial concluded that credit quality was a slightly positive factor in the adjustment for financial condition.
- Balance Sheet Liquidity. The Company operated with a similar level of cash and investment securities relative to the Peer Group. Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into shorter term investment securities while the Bank's portion of the proceeds will also be deployed into investments pending the longer term reinvestment into loans. The Company's future borrowing capacity was considered to be slightly less than the Peer Group's, given the higher level of borrowings currently funding the Company's assets. Importantly, the mortgage warehouse financing business places relatively greater liquidity demands on the Company owing to the potentially significant day-to-day fluctuations in the funding needs for this business line. Overall, RP Financial concluded that pro forma balance sheet liquidity was a negative factor in our adjustment for financial condition.
- Funding Liabilities. The Company's IBL composition reflected a slightly lower concentration of deposits and a modestly higher concentration of borrowings relative to the comparable Peer Group ratios, which provided for a higher cost of funds for

the Company than the Peer Group. Total IBL as a percent of assets were relatively similar for the Company as compared to the Peer Group's ratio. Following the stock offering, the increase in the Company's capital position will reduce the level of IBL funding the Company's assets to a ratio that is lower than the Peer Group's ratio. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

- Tangible Equity. The Company currently operates with a relatively similar tangible equity-to-assets ratio to the Peer Group. Following the stock offering, LaPorte Bancorp's pro forma tangible equity position is expected to exceed the Peer Group, which will result in greater leverage potential. At the same time, the Company's more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, LaPorte Bancorp's balance sheet strength was considered to be modestly more favorable than the Peer Group's and, thus, a slight upward adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of a financial institution's earnings stream and the prospects and ability to generate future earnings, heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Profitability. The Company reported higher profitability than the Peer Group. The Company's higher return was attributable to a lower level of loan loss provisions and operating expenses, which was partially offset by the Company's lower level of net interest income and non-interest operating income based on the Peer Group averages and medians. Reinvestment into IEA and leveraging of the pro forma equity position will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the Second-Step Offering.
- Core Profitability. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of core profitability. The Company operated with a lower net interest income ratio and a lower level of non-interest operating income, based on the Peer Group averages and medians. However, the lower revenues were mitigated by the Company's lower operating expense ratio such that the Company's efficiency ratio was modestly lower (i.e., more favorable) as compared to the Peer Group. Loan loss provisions had a larger impact on the Peer Group's earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into IEA and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans, as well as incremental costs associated with the growth

oriented business plan, indicate that the Company's pro forma core profitability will be slightly more favorable than the Peer Group.

While the Company's higher core earnings relative to the Peer Group are favorable, LaPorte Bancorp's management estimates that approximately one-third of the Company's net income is generated through the profitability of the mortgage warehouse lending business. We believe that investors would tend to place a lower valuation multiple on this business line reflecting various risk factors, including the reliance on key individuals to support the business line, susceptibility to competition, and volatility in earnings, being among the most significant factors.

- Interest Rate Risk. Quarterly changes in the net interest income ratio for the Company indicated a slightly higher degree of volatility. Other measures of interest rate risk, such as tangible capital and the Company's IEA/IBL ratio were similar to the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/IBL ratios that will be comparable to or exceed the Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into IEA. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.
- Credit Risk. Loan loss provisions were a larger factor in the Peer Group's profitability. In terms of future exposure to credit quality related losses, the Company maintained a similar concentration of assets in loans and slightly less lending diversification into higher credit risk loans. However, the Company's risk weighted assets-to-assets ratio was modestly higher than the Peer Group's ratio reflecting in part, the 100% risk weighting of mortgage warehouse loans. In this regard, while the Company has never recorded a credit loss in mortgage warehouse lending, there is the potential for loss as a result of fraud or owing to the inability of the mortgage banker to complete a loan sale in the secondary market. NPAs and NPLs were lower for the Company compared to the Peer Group. Loss reserves were more favorable for the Company, both with respect to NPAs and NPLs, but were slightly less favorable as a percent of loans. Net loan charge-offs as a percent of loans were higher for the Peer Group. Overall, RP Financial concluded that credit risk was a slightly positive factor in the adjustment for profitability, growth and viability of earnings.
- Earnings Growth Potential. The Company maintained a slightly lower interest rate spread as compared to the Peer Group and the Company's net interest income has been slightly more volatile. The infusion of stock proceeds will provide the Company with greater leverage potential, and historical growth has been greater than the Peer Group, albeit supported by expansion of the mortgage warehouse lending business. Since the Company has indicated it expects future growth in this business line to be limited, earnings growth will be more dependent on the ability to execute on the plan to expand commercial lending.
- Return on Equity. While the Company's ROE is higher than the Peer Group's ROE, on a pro forma basis, the Company's earnings increase will be limited whereas the equity will increase considerably, thus resulting in a similar pro forma ROE relative to the Peer Group. Accordingly, this was a neutral factor in the adjustment for profitability, growth and viability of earnings.

On balance, LaPorte Bancorp's pro forma earnings strength was considered to be comparable to the Peer Group's and, thus, no adjustment was warranted for profitability, growth and viability of earnings.

3. Asset Growth

The Company's asset growth rate was stronger than the Peer Group's growth rate during the period covered in our comparative analysis, based on the average and median. On a pro forma basis, the Company's tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On balance, a slight upward adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. LaPorte Bancorp's primary market area for loans and deposits is considered to be northwest Indiana, where the Company maintains its branch network. Within this market, the Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks. However, the Peer Group companies by virtue of their relatively comparable size relative to LaPorte Bancorp also face numerous and/or large competitors.

Demographic and economic trends and characteristics in the Company's primary market area are comparable to the primary market areas served by the Peer Group companies (see Exhibit III-2). In this regard, the total population of LaPorte County is very similar to the average primary market of the Peer Group and slightly larger than the Peer Group median. At the same time, historical population growth rates in LaPorte County reflect minimal growth of 0.4% over the 2010-2011 period versus slightly higher growth of 0.5% and 0.6% based on the average and median, respectively. Forecasted population growth rates are also less favorable for the Company's markets based on projected growth of 1.0% for the 2011 to 2016 period, which is below the projected figure for the Peer Group equal to 2.8% and 2.0%, based on the average and median, respectively. Per capita income levels in LaPorte County were higher than the Peer Group's markets, but the deposit market share exhibited by the Company in LaPorte County was below the Peer Group average and median. Unemployment rates for the markets served by the Peer Group companies were more favorable than LaPorte County, with LaPorte

County's unemployment rate of 10.7% exceeding each of the Peer Group's markets on an individual basis.

On balance, we concluded that no adjustment was appropriate for the Company's market area.

5. Dividends

The Company currently pays a quarterly dividend of $0.04 per share. LaPorte Bancorp has indicated its intention to continue to pay a quarter dividend of $0.04 per share or $0.16 per share annually, equal to a 2.0% dividend yield based on an $8.00 per share IPO price. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics, and general economic conditions.

Eight of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.13% to 5.18%. The median dividend yield on the stocks of the Peer Group institutions was 2.29% as of May 25, 2012, representing a median payout ratio of 13.56% of core earnings. As of May 25, 2012, approximately 62% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting a median yield of 1.25%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's indicated dividend policy provides for a dividend yield and implied payout ratio that is comparable to the Peer Group. The Company's dividend capacity will be enhanced by the Second-Step Conversion and resulting increase in capital. Overall, we concluded that the Company's dividend policy and paying capacity were reasonably similar to the Peer Group and no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $24.6 million to $155.5 million as of May 25, 2012, with average and median market values of $55.0 million and $43.6 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.5 million to 9.7 million, with average and median shares outstanding of 4.5 million and 2.9 million, respectively. The Company's Second-Step Conversion offering is expected to provide for pro forma shares outstanding that will be in the range of the shares outstanding indicated for the Peer Group companies. Likewise, the market capitalization of the Company at the midpoint of the offering range will be similar to the Peer Group average and median values. Like all of the Peer Group companies, the Company's stock will continue to be quoted on the NASDAQ following the Second-Step Conversion offering. Based on the similar pro forma market capitalization and shares outstanding relative to the Peer Group and the comparability of the anticipated trading market on NASDAQ, we have applied no adjustment for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as LaPorte Bancorp's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in Indiana; and (D) the market for the public stock of LaPorte Bancorp. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues, and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. At the start of the fourth quarter of 2011, day-to-day fluctuations in the broader stock market continued to be dominated by news regarding Europe's sovereign-debt problems. The S&P 500-stock index briefly moved into bear-market territory on fears of a European debt default, which was followed by a strong rebound after the leaders of France and Germany promised to strengthen European banks. A positive report on September U.S retail sales and more signs of progress in Europe's sovereign-debt crisis helped to push the DJIA into positive territory in mid-October. Mixed third quarter earnings reports and ongoing euro-zone concerns provided for more volatility in the broader stock market through the end of October. Overall, the DJIA was up 9.5% for October, which was its best one-month performance in nine years. The broader stock market continued to perform unevenly throughout November, as investors reacted to ongoing developments concerning Europe's sovereign debt and mixed economic data. Notably, the DJIA turned in its worst Thanksgiving week performance since the market began observing the holiday, as Europe's debt problems and lackluster economic data weighed on the broader stock market. Comparatively, stocks rallied strongly to close out November and into early-December, which was supported by news that major central banks agreed to act together to make it less costly for European banks to borrow U.S. dollars and a better-than-expected U.S. employment report for November. Stocks traded unevenly heading into mid-December, as investors reacted to the latest developments concerning Europe's ability to tackle its debt crisis. Encouraging news coming out of Europe and some reports showing a pick-up in U.S. economic activity supported a positive trend in the broader stock market to close out 2011. For all of 2011, the DJIA ended 2011 with a gain of 5.5% and the NASDAQ Composite was down 1.8% for the year. Over the course of 2011, the S&P 500 had been up as much as 8.4% in late-April and down nearly 13% in early-October. For all of 2011, the S&P 500 was essentially unchanged.

More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012. Major stock indexes moved to six-month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks. Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the DJIA posting its first weekly loss of 2012 in late-January. Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years. A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008. The DJIA posted its sharpest one day decline for 2012 heading into mid-February, which was attributable to renewed fears of a Greek default and disappointing readings on the U.S. economy. Signs of an accelerating U.S. economic recovery and indications of progress toward an agreement on a bailout for Greece propelled the DJIA to a 52-week high in mid-February. In late-February, the DJIA closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline, included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappointing employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowings costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April, supporting the gains. A disappointing jobs report for April fueled a selloff in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued heading into mid-May, as concerns about Greece and Spain weighted on investor sentiment and a large trading loss disclosed by J.P. Morgan rattled financial markets. Overall, the market closed down for over the first three weeks of May with the DJIA falling by a total of 6.4% from May 1, 2012, through May 18, 2012. The broad market indices finally finished in positive territory for the trading week ended May 25, 2012, as a result of investors believing that the bear market may have been oversold and as commodity prices continued to tumble, which could favorably impact the economy and consumer spending. On May 25, 2012, the DJIA closed at 12454.83, an increase of 0.1% from one year ago and an increase of 1.9% year-to-date, and the NASDAQ closed at 2837.53, an increase of 1.5% from one year ago and an increase of 8.9% year-to-date. The Standard & Poor's 500 Index closed at 1317.82 on May 25, 2012, an decrease of 1.0% from one year ago and an increase of 4.8% year-to-date.

The market for thrift stocks has been somewhat volatile as well in recent quarters, but in general underperformed the broader stock market. Bank and thrift stocks led a sharp market downturn to start out the fourth quarter of 2011, as investors were unsettled when Greece's government indicated that it would miss its deficit target in 2011. Indications that European policymakers were moving forward with plans to stabilize Europe's banks and resolve Europe's debt crisis pushed bank and thrift stocks along with the broader market higher heading into mid-October. Thrift stocks underperformed the broader stock market in mid-October, as third quarter earnings reports for some of the nation's largest banks showed decreases in revenues. Shares of financial stocks rallied in late-October, as European leaders hashed out an eleventh hour agreement to address the fallout from Greece's debt woes. Volatility prevailed in bank and thrift stocks through most of November, which was largely tied to changes in sentiment over resolution of Europe's sovereign debt problems. Thrift stocks traded lower along with the broader stock market Thanksgiving week and more than recovered those losses the following week, as financial shares were the strongest gainers on news about a coordinated plan by major central banks to cut short-term borrowings rates and as U.S. employment growth picked up speed in November. Thrift stocks were largely trendless heading into mid-December, as investors reacted to generally positive economic data and the conclusion of the European summit. A strong report on housing starts in November and Spain's second successful debt auction boosted financials along with the broader stock market in late-December. Thrift stocks closed out 2011 generally trending higher, as financials benefitted from economic reports showing a brightening picture for the U.S. economy. For 2011 overall, the SNL Index for all publicly-traded thrifts showed a decline of 18.7%.

Some more encouraging news on the economy helped to sustain the advance in thrift stocks at the beginning of 2012. Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector. Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and the cut in Bank of America's rating by Goldman Sachs. The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking and renewed concerns about the Greek bailout. Bank and thrift stocks advanced in mid-February on increased optimism that Greece was close to getting approval of its bailout package. Financials traded in a fairly narrow range into late-February and then retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter.

Thrift stocks tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmed their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, while the ongoing troubles in Europe and its potential impact on the economy and financial institutions abroad, as well as in the US, weighed heavily on thrift stocks through late May 2012. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 8.5% from one year ago and an increase of 3.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 4.1, two standard conversions and one second-step conversion have been completed during 2012. The second-step conversion offering is considered to be more relevant for our analysis, which was completed on January 18, 2012. Cheviot Financial's second-step offering was completed at the minimum of the offering range, with offering MHC shares comprising 62% of the total shares outstanding, raising gross proceeds of $37.4 million resulting in a total market capitalization of $61 million. Cheviot Financial's pro forma price/tangible book ratio at the closing value equaled 65.6%. Cheviot Financial's stock price closed 2.6% above its offering price after one week of trading and was up 6.4% from its offering price through May 25, 2012.

In addition, while not directly comparable to the Company's second step conversion offering, West End Indiana Bancshares completed a standard conversion in January 2012, raising gross proceeds of $13.6 million and closing at the minimum of its offering range. West End Indiana Bancshares closed its offering at a pro forma P/TB ratio of 48.9% and traded up by 11.5% in the first week of trading and closed 18% above its IPO price as of May 25, 2012.

C. The Acquisition Market

Also considered in the valuation was the potential impact on LaPorte Bancorp's stock price of recently completed and pending acquisitions of other thrift institutions operating in Indiana. As shown in Exhibit IV-4, there were five thrift acquisitions completed from the beginning of 2007 through May 25, 2012. Additionally, there were thirteen acquisitions of commercial banks in Indiana over the corresponding timeframe. The recent acquisition activity may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence LaPorte Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in LaPorte Bancorp's stock would tend to be less, compared to the stocks of the Peer Group companies.

Table 4.1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Year to Date as of May 25, 2012)

Institutional Information			Pre-Conversion Data: Financial Info.		Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.	
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)
Standard Conversions												
Wellesley Bancorp, Inc. - MA(1)	1/26/12	WEBK-NASDAQ	$ 274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%
West End Indiana Bancshares, Inc. - IN*(1)	1/11/12	WEIN-OTC-BB	$ 225	7.94%	1.46%	78%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%
Averages - Standard Conversions:			$ 250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.
Medians - Standard Conversions:			$ 250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.
Second Step Conversions												
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$ 601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.
Averages - Second Step Conversions:			$ 601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.
Medians - Second Step Conversions:			$ 601	12.02%	2.74%	27%	$ 37.4	62%	85%	6.7%	N.A.	N.A.
Averages - All Conversions:			$ 367	9.34%	1.76%	74%	$ 24.5	87%	88%	7.1%	N.A.	N.A.
Medians - All Conversions:			$ 274	8.07%	1.66%	76%	$ 22.5	100%	85%	6.7%	N.A.	N.A.

Institution	Insider Purchases (% Off Incl. Fdn.+Merger Shares): Benefit Plans ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Div. Yield (%)	Pro Forma Data: Pricing Ratios(3)(6) P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac. Core ROA (%)	TE/A (%)	Core ROE (%)
Standard Conversions											
Wellesley Bancorp, Inc. - MA(1)	8.0%	4.0%	10.0%	11.1%	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%
West End Indiana Bancshares, Inc. - IN*(1)	8.0%	4.0%	10.0%	5.2%	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%
Averages - Standard Conversions:	8.0%	4.0%	10.0%	8.2%	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%
Medians - Standard Conversions:	8.0%	4.0%	10.0%	8.2%	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%
Second Step Conversions											
Cheviot Financial Corp., - OH*	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%
Averages - Second Step Conversions:	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%
Medians - Second Step Conversions:	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%
Averages - All Conversions:	6.7%	4.0%	10.0%	6.1%	0.00%	57.7%	47.3x	7.9%	0.4%	13.7%	2.5%
Medians - All Conversions:	8.0%	4.0%	10.0%	5.2%	0.00%	58.7%	23.7x	8.2%	0.4%	14.0%	2.5%

Institution	IPO Price ($)	Post-IPO Pricing Trends (Closing Price): First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 5/25/12 ($)	% Chge (%)
Standard Conversions									
Wellesley Bancorp, Inc. - MA(1)	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$14.50	45.0%
West End Indiana Bancshares, Inc. - IN*(1)	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%
Averages - Standard Conversions:	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%
Medians - Standard Conversions:	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%
Second Step Conversions									
Cheviot Financial Corp., - OH*	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages - Second Step Conversions:	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Medians - Second Step Conversions:	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages - All Conversions:	$9.33	$10.50	11.9%	$10.49	11.7%	$10.86	15.5%	$11.60	23.1%
Medians - All Conversions:	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 25, 2012

D. Trading in LaPorte Bancorp's Stock

Since LaPorte Bancorp's minority stock currently trades under the symbol "LPSB" on NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. LaPorte Bancorp had a total of 4,660,871 shares issued and outstanding at May 25, 2012, of which 2,138,858 shares were held by public shareholders and traded as public securities. The Company's stock has had a 52 week trading range of $7.50 to $9.75 per share and its closing price on May 25, 2012 was $9.26 for an implied market value of $43.2 million.

There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios and dividend payments, if any, will be made on all shares outstanding. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market, and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant.

Overall, the returns, equity positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, LaPorte Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the

Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions, and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of LaPorte Bancorp's stock. Converting institutions generally do not have stock outstanding. LaPorte Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership. Since LaPorte Bancorp is currently traded on NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the May 25, 2012 stock price of $9.26 per share and the 4,660,871 shares of LaPorte Bancorp stock outstanding, the Company's implied market value of $43.2 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of LaPorte Bancorp's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding, excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends, and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus will increase equity and earnings. At March 31, 2012, the MHC had unconsolidated net assets of $261,000, which reflects the initial capital at the time of the MHC reorganization and the accumulated dividends on the MHC shares, as well as the earnings of such funds. As mentioned previously, while the consolidation of these assets increases the pro forma value of the Company, it also results in some pro forma ownership dilution for the minority shareholders, pursuant to the application of FDIC policy regarding such assets in prior second step conversion transactions. Specifically, we have adjusted the minority ownership ratio from the current 45.89% ratio to 45.62% to account for the impact of MHC assets and have reflected the formula based on applicable FDIC policy on the following page.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed previously, RP Financial concluded that as of May 25, 2012, the aggregate pro forma market value of LaPorte Bancorp's conversion stock equaled $44,133,872 at the midpoint, equal to 5,516,734 shares at $8.00 per share. The $8.00 per share price was determined by the LaPorte Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 54.38% ownership interest for the consolidation of the MHC net assets to the public (as adjusted on the following page), which provides for a $24,000,000 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds.

LaPorte Bancorp, Inc. ("Mid-Tier")
Impact of MHC Assets & Waived Dividends on Minority Ownership In 2nd Step
Financial and Stock Ownership Data as of March 31, 2012
Reflects Appraised Pro Forma Market Value as of May 25, 2012

Key Input Assumptions

Mid-Tier Stockholders' Equity	$56,590,000	(BOOK)	
Aggregate Dividends Waived by MHC	$0	(WAIVED DIVIDENDS)	
Minority Ownership Interest	45.89%	(PCT)	
Pro Forma Market Value	$44,133,872	(VALUE)	
Market Value of MHC Assets (Other than Stock in Bank)	$261,000	(MHC ASSETS)	(1)

Adjustment for MHC Assets & Waived Diviends - 2 Step Calculation (as required by FDIC & FRB)

Step 1: To Account for Waiver of Dividends = (BOOK - WAIVED DIVIDENDS) x PCT / BOOK

= 45.89%

Step 2: To Account for MHC Assets = (VALUE - MHC ASSETS) x Step 1 / VALUE

= 45.62% (rounded)

Current Ownership

MHC Shares	2,522,013	54.11%
Public Shares	2,138,858	45.89%
Total Shares	4,660,871	100.00%

Pro Forma Ownership (2)

			Appraised Midpoint Value	
			Per Share	Aggregate
Shares Issued in Offering (3)	3,000,000	54.38% (5)	$8.00	$24,000,000
Public Shares (3)	2,516,734	45.62% (5)	$8.00	$20,133,872
Pro Forma Shares (4)	5,516,734	100.00%	$8.00	$44,133,872

(1) Net assets at MHC level, less aggregate dividends paid to MHC
(2) Adjusted for exchange ratio reflecting offering of $8.00 per share
(3) Incorporates adjustment in ownership ratio for MHC assets and waived dividends
(4) Reflects pro forma shares outstanding
(5) Rounded to two decimal points.

The Company's reported earnings equaled $3.4 million for the twelve months ended March 31, 2012. In deriving LaPorte Bancorp's core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of investment securities ($711,000) and loss on other assets (expenses related to problem assets and OREO resolution) ($503,000). As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 38.0% for the earnings adjustments, the Company's core earnings were determined to equal $3.262 million for the twelve months ended March 31, 2012. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	$3,391
Deduct: Gain on sale of loans	(711)
Add: Loss on other assets	503
Tax effect (1)	79
Core earnings estimate	$3,262

(1) Tax effected at 38.0%.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $44.13 million midpoint value equaled 13.65 times and 14.22 times, respectively, indicating discounts of 17.6% and 24.2%, relative to the Peer Group's average reported and core earnings multiples of 16.57 times and 18.76 times, respectively (see Table 4.2). In comparison to the Peer Group's median reported and core earnings multiples of 14.58 times and 16.80 times, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated discounts of 6.4% and 15.4%, respectively. The Company's pro forma P/E ratios based on reported earnings at the minimum and the supermaximum equaled 11.52 times and 18.33 times, respectively, and based on core earnings at the minimum and the supermaximum equaled 11.99 times and 19.10 times, respectively.

Importantly, in evaluating the Company's earnings and pro forma P/E multiple versus the Peer Group, we have given consideration to the fact that approximately one-third of LaPorte Bancorp's income is attributable to the mortgage warehouse financing business. We believe that investors would tend to place a lower valuation multiple on this business line reflecting various risk factors, including the reliance on key individuals to support the business line, susceptibility to competition, and volatility in earnings, being among the most significant factors.

Table 4.2
Public Market Pricing Versus Peer Group
LaPorte Bancorp, Inc.
As of May 25, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core		Offering	Exchange
	Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE	Size	Ratio
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)	(x)
LaPorte Bancorp, Inc.																						
Supermaximum	$8.00	$58.37	$0.44	$11.38	18.33x	70.31%	11.77%	78.73%	19.10x	$0.16	2.00%	36.66%	$496	16.75%	14.96%	1.42%	0.64%	3.84%	0.62%	3.68%	31.74	1.55615
Maximum	$8.00	$50.75	$0.51	$12.52	15.81x	63.87%	10.31%	71.91%	16.47x	$0.16	2.00%	31.61%	$492	16.14%	14.34%	1.43%	0.65%	4.04%	0.63%	3.88%	27.60	1.35317
Midpoint	**$8.00**	**$44.13**	**$0.59**	**$13.84**	**13.65x**	**57.79%**	**9.02%**	**65.39%**	**14.22x**	**$0.16**	**2.00%**	**27.30%**	**$489**	**15.61%**	**13.80%**	**1.44%**	**0.66%**	**4.23%**	**0.63%**	**4.07%**	**24.00**	**1.17667**
Minimum	$8.00	$37.51	$0.69	$15.63	11.52x	51.19%	7.72%	58.25%	11.99x	$0.16	2.00%	23.04%	$486	15.08%	13.25%	1.45%	0.67%	4.44%	0.64%	4.27%	20.40	1.00017
All Public Companies(7)																						
Averages	$12.20	$292.93	$0.13	$14.86	18.84x	79.31%	9.78%	85.86%	19.53x	$0.21	1.67%	25.22%	$2,766	12.56%	11.93%	3.54%	0.20%	1.32%	0.09%	0.17%		
Median	$12.07	$73.35	$0.32	$13.99	17.75x	80.44%	9.79%	82.89%	18.35x	$0.16	1.25%	0.00%	$900	11.62%	10.77%	2.52%	0.40%	3.00%	0.29%	2.21%		
All Non-MHC State of IN(7)																						
Averages	$15.66	$41.86	$0.42	$19.45	18.98x	79.83%	7.84%	84.56%	14.13x	$0.33	1.91%	17.59%	$587	10.59%	10.11%	3.72%	0.25%	1.99%	0.12%	0.65%		
Medians	$17.70	$41.15	$0.36	$18.58	17.56x	74.87%	7.41%	76.37%	14.13x	$0.04	0.74%	0.00%	$441	9.90%	9.90%	3.30%	0.30%	3.64%	0.14%	1.66%		
Comparable Group Averages																						
Averages	$13.99	$55.04	$0.70	$18.50	16.57x	75.08%	7.87%	82.27%	18.76x	$0.31	2.35%	29.00%	$744	11.35%	10.48%	2.43%	0.52%	4.51%	0.40%	3.43%		
Medians	$16.10	$43.64	$0.41	$18.44	14.58x	70.71%	7.33%	80.70%	16.80x	$0.24	2.29%	16.67%	$494	11.44%	10.40%	2.17%	0.39%	3.80%	0.29%	2.98%		
State of Indiana (7)																						
CITZ CFS Bancorp, Inc of Munster IN	$5.38	$57.56	($1.09)	$9.66	NM	55.69%	4.92%	55.69%	NM	$0.04	0.74%	NM	$1,171	8.83%	8.83%	6.31%	-0.91%	-9.51%	-1.01%	-10.57%		
FCAP First Capital, Inc. of IN	$21.00	$58.51	$1.25	$18.30	14.58x	114.75%	13.26%	128.36%	16.80x	$0.76	3.62%	52.78%	$441	11.58%	10.48%	1.97%	0.91%	8.00%	0.79%	6.94%		
FSFG First Savings Fin. Grp. of IN	$18.00	$41.15	$1.57	$27.05	11.32x	66.54%	7.53%	76.37%	11.46x	$0.00	0.00%	0.00%	$546	14.45%	13.19%	2.17%	0.68%	5.24%	0.67%	5.17%		
LSBI LSB Fin. Corp. of Lafayette IN	$17.70	$27.54	$0.01	$23.64	29.50x	74.87%	7.41%	74.87%	NM	$0.00	0.00%	0.00%	$372	9.90%	9.90%	NA	0.26%	2.57%	0.00%	0.04%		
RIVR River Valley Bancorp of IN	$16.22	$24.56	$0.36	$18.58	20.53x	87.30%	6.07%	87.53%	NM	$0.64	5.18%	NM	$404	8.19%	8.17%	4.42%	0.30%	3.64%	0.14%	1.66%		
Comparable Group																						
FCAP First Capital, Inc. of IN	$21.00	$58.51	$1.25	$18.30	14.58x	114.75%	13.26%	128.36%	16.80x	$0.76	3.62%	52.78%	$441	11.58%	10.48%	1.97%	0.91%	8.00%	0.79%	6.94%		
FCLF First Clover Leaf Fin Cp of IL	$6.00	$46.12	$0.14	$10.13	24.00x	59.23%	8.29%	70.18%	NM	$0.24	4.00%	NM	$556	14.00%	12.08%	NA	0.34%	2.46%	0.19%	1.38%		
FDEF First Defiance Fin. Corp of OH	$15.98	$155.45	$1.02	$25.15	10.38x	63.54%	7.26%	87.66%	15.67x	$0.20	1.25%	12.99%	$2,142	13.13%	10.31%	2.45%	0.72%	5.48%	0.48%	3.63%		
FSFG First Savings Fin. Grp. of IN	$18.00	$41.15	$1.57	$27.05	11.32x	66.54%	7.53%	76.37%	11.46x	$0.00	0.00%	NM	$546	14.45%	13.19%	2.17%	0.68%	5.24%	0.67%	5.17%		
HFFC HF Financial Corp. of SD	$12.16	$85.59	$0.33	$13.72	NM	88.63%	7.16%	92.82%	36.85x	$0.45	3.70%	NM	$1,196	8.07%	7.74%	2.17%	0.11%	1.40%	0.19%	2.44%		
HFBC HopFed Bancorp, Inc. of KY	$7.05	$52.83	$0.34	$13.45	11.95x	52.42%	5.01%	52.65%	20.74x	$0.08	1.13%	13.56%	$1,054	11.29%	11.25%	1.81%	0.42%	3.86%	0.24%	2.22%		
JXSB Jacksonville Bancorp Inc of IL	$17.34	$33.31	$1.51	$21.81	9.63x	79.50%	10.50%	85.04%	11.48x	$0.30	1.73%	16.67%	$317	13.21%	12.45%	1.44%	1.12%	8.68%	0.94%	7.28%		
LSBI LSB Fin. Corp. of Lafayette IN	$17.70	$27.54	$0.01	$23.64	29.50x	74.87%	7.41%	74.87%	NM	$0.00	0.00%	NM	$372	9.90%	9.90%	NA	0.26%	2.57%	0.00%	0.04%		
RIVR River Valley Bancorp of IN	$16.22	$24.56	$0.36	$18.58	20.53x	87.30%	6.07%	87.53%	NM	$0.84	5.18%	NM	$404	8.19%	8.17%	4.42%	0.30%	3.64%	0.14%	1.66%		
WAYN Wayne Savings Bancshares of OH	$8.44	$25.35	$0.46	$13.18	17.22x	64.04%	6.20%	67.25%	18.35x	$0.24	2.84%	48.98%	$409	9.68%	9.26%	3.01%	0.36%	3.73%	0.34%	3.51%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $44.13 million midpoint valuation, the Company's pro forma P/B and P/TB ratios equaled 57.79% and 65.39%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 75.08% and 82.27%, the Company's ratios reflected a discount of 23.0% on a P/B basis and a discount of 20.5% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 70.71% and 80.70%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 18.3% and 19.0%, respectively. At the top of the super range, the Company's P/B and P/TB ratios equaled 70.31% and 78.73%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 6.4% and 4.3%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 0.6% and 2.4%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in consideration of the Company's higher pro forma equity ratio and in consideration of the trading of recent conversions, including Cheviot Financial and West End Indiana Bancshares.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio, which is computed herein. At the $44.13 million midpoint of the valuation range, the Company's value equaled 9.02% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 7.87%, which implies a premium of 14.6% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 7.33%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 23.1%.

Comparison to Recent Offerings

As indicated at the beginning of this section, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, one second-step conversion has been completed in 2012 and closed at a pro forma price/tangible book ratio of 65.6% (see Table 4.1). Cheviot Financial's stock price closed 2.6% above its offering price after one week of trading and was up 6.4% from its offering price through May 25, 2012. In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a minimal discount of 0.3% and at the supermaximum of the range, reflects a premium of 20.0%.

We have considered Cheviot Financial to provide important insights into the Company's pro forma value pursuant to a second step conversion. In the determination of the Company's pro forma value, we have considered not only Cheviot Financial's pro forma pricing at conversion and in the aftermarket, but also considered Cheviot Financial's larger size, both in terms of assets and pro forma market capitalization, which would suggest the Company's value should be discounted relative to Cheviot Financial's value at the time of its second step conversion. On the other hand, we believe the Company's value should be at a premium to West End Indiana Bancshares' pro forma P/TB ratio at conversion of 48.9% reflecting in part, the Company's larger size and pro forma market capitalization and post-transaction liquidity of the shares.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 25, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $44,133,872 at the midpoint, equal to 5,516,734 shares at a per share value of $8.00. The resulting range of value and pro forma shares, all based on $8.00 per share, are as follows: $37,513,792 or 4,689,224 shares at the minimum; $50,753,952, or 6,344,244 shares at the maximum; and $58,367,048 or 7,295,881 shares, at the supermaximum (also known as "maximum, as adjusted").

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $24,000,000, equal to 3,000,000 shares at $8.00 per share. The resulting offering range and offering shares, all based on $8.00 per share, are as follows: $20,400,000, or 2,550,000 shares, at the minimum; $27,600,000 or 3,450,000 shares at the maximum; and $31,740,000 or 3,967,500 shares, at the supermaximum. A schedule reflecting a distribution of the shares at each point in the range is reflected in the schedule below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.2 and are detailed in Exhibit IV-7 and Exhibit IV-8.

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares (1)				
Maximum, as Adjusted	7,295,881	3,967,500	3,328,381	1.5561
Maximum	6,344,244	3,450,000	2,894,244	1.3532
Midpoint	5,516,734	3,000,000	2,516,734	1.1767
Minimum	4,689,224	2,550,000	2,139,224	1.0002
Distribution of Shares (2)				
Maximum, as Adjusted	100.00%	54.38%	45.62%	
Maximum	100.00%	54.38%	45.62%	
Midpoint	100.00%	54.38%	45.62%	
Minimum	100.00%	54.38%	45.62%	
Aggregate Market Value at $8 per share				
Maximum, as Adjusted	$ 58,367,048	$ 31,740,000	$ 26,627,044	
Maximum	$ 50,753,952	$ 27,600,000	$ 23,153,951	
Midpoint	$ 44,133,872	$ 24,000,000	$ 20,133,871	
Minimum	$ 37,513,792	$ 20,400,000	$ 17,113,790	

(1) Based on an $8.00 per share IPO price.
(2) Ownership ratios adjusted for dilution for MHC assets.

Establishment of the Exchange Ratio

FRB regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of LaPorte Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal.

Based on the valuation conclusion herein, the resulting offering value and the $8.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1767 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0002 at the minimum, 1.3532 at the maximum and 1.5562 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
LaPorte Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2
LaPorte Bancorp, Inc.
Key Operating Ratios

Exhibit I-2
LaPorte Bancorp, Inc.
Key Operating Ratios

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,				
	2012	2011	2011	2010	2009	2008	2007
Selected Financial Ratios and Other Data:							
Performance Ratios[5]:							
Return on assets (ratio of net income (loss) to average total assets)	0.79%	0.72%	0.72%	0.61%	0.65%	(0.11)%	0.26%
Return on equity (ratio of net income (loss) to average equity)	6.58%	6.16%	6.15%	5.12%	5.25%	(0.86)%	2.32%
Interest rate spread [1]	3.34%	3.13%	3.09%	3.31%	2.89%	2.74%	2.39%
Net interest margin [2]	3.53%	3.36%	3.31%	3.59%	3.21%	3.08%	2.86%
Efficiency ratio [3]	67.83%	74.44%	68.36%	62.06%	74.66%	98.31%	89.47%
Noninterest expense to average total assets	2.53%	2.63%	2.45%	2.56%	2.90%	2.91%	3.22%
Average interest-earning assets to average interest-bearing liabilities	116.60%	114.50%	115.10%	114.97%	113.49%	111.72%	114.57%
Loans to deposits	87.33%	82.87%	89.68%	87.26%	94.75%	94.68%	90.23%
Asset Quality Ratios:							
Nonperforming assets to total assets	1.55%	1.96%	1.55%	1.89%	2.04%	2.08%	0.69%
Nonperforming loans to total loans	2.18%	2.55%	2.13%	2.49%	2.98%	3.04%	0.94%
Allowance for loan losses to nonperforming loans	60.87%	51.64%	59.27%	57.21%	35.98%	37.21%	86.15%
Allowance for loan losses to total loans	1.33%	1.32%	1.26%	1.42%	1.07%	1.13%	0.81%
Capital Ratios:							
Average equity to average assets	12.04%	11.68%	11.70%	11.96%	12.44%	12.75%	11.19%
Equity to total assets at end of period	12.06%	11.62%	11.67%	11.27%	12.29%	12.52%	12.72%
Total capital to risk-weighted assets [4]	15.2%	15.9%	14.9%	15.2%	15.3%	16.5%	17.5%
Tier 1 capital to risk-weighted assets [4]	14.0%	14.7%	13.7%	14.0%	14.3%	15.4%	16.7%
Tier 1 capital to average assets [4]	10.1%	10.5%	9.7%	9.9%	10.4%	10.4%	11.6%
Other Data:							
Number of full service offices	8	8	8	8	8	8	7

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) Represents net interest income as a percent of average interest-earning assets for the period.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income. The efficiency ratio presented above includes other than temporary impairment losses on investments totaling $0 for the first quarters ended March 31, 2012 and 2011 and $0, $0, $0, $1.7 million and $228,000 for the years ended December 31, 2011 through 2007, respectively.
(4) Represents capital ratios of The LaPorte Savings Bank.
(5) Certain ratios for the three months ended March 31, 2012 and 2011 have been annualized, as appropriate.

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-3
LaPorte Bancorp, Inc.
Investment Portfolio Composition

Exhibit I-3
LaPorte Bancorp, Inc.
Investment Portfolio Composition

	At March 31, 2012		At December 31, 2011		2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available-for-sale:								
U.S. Treasury and federal agency	$ 9,154	$ 9,524	$ 12,187	$ 12,601	$ 20,950	$ 21,080	$ 13,112	$ 12,972
State and municipal	39,150	42,284	40,012	43,106	39,779	39,828	24,761	25,264
Mortgage-backed securities - residential	18,950	19,671	30,946	31,789	25,009	25,430	29,732	31,082
Government agency sponsored collateralized mortgage obligations	49,770	50,866	43,491	44,478	32,943	33,009	25,755	26,574
Privately held collateralized mortgage obligations	—	—	—	—	29	30	1,077	1,068
Corporate debt securities	2,808	2,840	—	—	—	—	4,993	5,135
Total securities available-for-sale	$ 119,832	$ 125,185	$ 126,636	$ 131,974	$ 118,710	$ 119,377	$ 99,430	$ 102,095

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)										
Securities available-for-sale:											
U.S. Treasury and federal agency	$ —	—%	$ 8,154	2.40%	$ —	—%	$ 1,000	2.96%	$ 9,154	$ 9,524	2.46%
State and municipal	—	—	3,366	3.27	9,940	3.74	25,844	4.28	39,150	42,284	4.05
Mortgage-backed securities - residential	—	—	—	—	1,342	1.90	17,608	3.06	18,950	19,671	2.98
Government agency sponsored collateralized mortgage obligations	—	—	455	3.78	8,278	1.58	41,037	2.60	49,770	50,866	2.44
Corporate debt securities	—	—	2,808	3.16	—	—	—		2,808	2,840	3.16
Total securities available-for-sale	$ —	—%	$ 14,784	2.79%	$ 19,560	2.70%	$ 85,489	3.20%	$ 119,832	$ 125,185	3.07%

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-4
LaPorte Bancorp, Inc.
Yields and Costs

Exhibit I-4
LaPorte Bancorp, Inc.
Yields and Costs

	At March 31, 2012	For the Three Months Ended March 31,					
		2012			2011		
	Average Yield/Cost	Average Outstanding Balance	Interest	Yield/Cost	Average Outstanding Balance	Interest	Yield/Cost
		(Dollars in thousands)					
Assets:							
Loans	%	$ 291,228	$ 4,109	5.64%	$ 247,078	$ 3,898	6.31%
Taxable securities		89,283	452	2.03	83,837	575	2.74
Tax exempt securities		37,782	403	4.27	36,200	364	4.02
Federal Home Loan Bank of Indianapolis stock		3,817	28	2.93	4,038	26	2.58
Fed funds sold and other interest-earning deposits		5,477	5	0.37	18,620	11	0.24
Total interest-earning assets	%	427,587	4,997	4.67%	389,773	4,874	5.00%
Noninterest-earning assets		40,247			42,749		
Total assets		$ 467,834			$ 432,522		
Liabilities and equity:							
Savings deposits	%	$ 51,515	7	0.05%	$ 47,610	13	0.11%
Money market/NOW accounts		100,857	120	0.48	91,602	169	0.74
CDs and IRAs		141,972	671	1.89	146,338	901	2.46
Total interest bearing deposits		294,344	798	1.08	285,550	1,083	1.52
FHLB advances		64,501	322	2.00	44,766	395	3.53
Subordinated debentures		5,155	70	5.43	5,155	69	5.35
FDIC guaranteed unsecured borrowings		2,464	37	6.01	4,923	50	4.06
Other secured borrowings		259	1	1.54	22	—	0.00
Total interest-bearing liabilities	%	366,723	1,228	1.34%	340,416	1,597	1.88%
Noninterest-bearing demand deposits		38,784			36,376		
Other liabilities		6,017			5,197		
Total liabilities		411,524			381,989		
Equity		56,310			50,533		
Total liabilities and equity		$ 467,834			$ 432,522		
Net interest income			$ 3,769			$ 3,277	
Net interest rate spread				3.34%			3.13%
Net interest-earning assets		$ 60,864			$ 49,357		
Net interest margin				3.53%			3.36%
Average of interest-earning assets to interest-bearing liabilities				116.60%			114.50%

Source: LaPorte Bancorp's Preliminary Prospectus

Exhibit I-4 (continued)
LaPorte Bancorp, Inc.
Yields and Costs

	Years Ended December 31,								
	2011			2010			2009		
	Average Outstanding Balance	Interest	Yield/Cost	Average Outstanding Balance	Interest	Yield/Cost	Average Outstanding Balance	Interest	Yield/Cost
	(Dollars in thousands)								
Assets:									
Loans	$ 260,245	$ 15,406	5.92%	$ 264,594	$ 17,171	6.49%	$ 237,837	$ 14,703	6.18%
Taxable securities	98,986	2,377	2.40	78,287	2,564	3.28	85,033	3,862	4.54
Tax exempt securities	36,493	1,486	4.07	29,320	1,155	3.94	14,005	582	4.16
Federal Home Loan Bank of Indianapolis stock	3,914	99	2.53	4,186	79	1.89	4,206	121	2.88
Fed funds sold and other interest-bearing deposits	9,204	23	0.25	5,183	11	0.21	1,952	4	0.20
Total interest-earning assets	408,842	19,391	4.74%	381,570	20,980	5.50%	343,033	19,272	5.62%
Noninterest-earning assets	41,485			41,332			41,630		
Total assets	$ 450,327			$ 422,902			$ 384,663		
Liabilities and equity:									
Savings deposits	$ 48,660	42	0.09%	$ 45,363	51	0.11%	$ 43,918	52	0.12%
Money market/NOW accounts	100,048	570	0.57	73,119	643	0.88	42,505	352	0.83
CDs and IRAs	143,650	3,304	2.30	148,585	3,985	2.68	141,029	4,568	3.24
Total interest bearing deposits	292,358	3,916	1.34	267,067	4,679	1.75	227,452	4,972	2.19
FHLB advances	52,180	1,467	2.81	53,288	2,096	3.93	62,111	2,833	4.56
Subordinated debentures	5,155	281	5.45	5,155	281	5.45	5,155	267	5.18
FDIC guaranteed unsecured borrowings	4,947	201	4.06	4,883	201	4.12	4,287	177	4.13
Other secured borrowings	552	6	1.09	1,493	11	0.74	3,252	16	0.49
Total interest-bearing liabilities	355,192	5,871	1.65%	331,886	7,268	2.19%	302,257	8,265	2.73%
Noninterest-bearing demand deposits	37,019			35,865			31,081		
Other liabilities	5,416			4,561			3,467		
Total liabilities	397,627			372,312			336,805		
Equity	52,700			50,590			47,858		
Total liabilities and equity	$ 450,327			$ 422,902			$ 384,663		
Net interest income		$ 13,520			$ 13,712			$ 11,007	
Net interest rate spread			3.09%			3.31%			2.89%
Net interest-earning assets	$ 53,650			$ 49,684			$ 40,776		
Net interest margin			3.31%			3.59%			3.21%
Average interest-earning assets to interest-bearing liabilities			115.10%			114.97%			113.49%

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-5
LaPorte Bancorp, Inc.
Loan Loss Allowance Activity

Exhibit I-5
LaPorte Bancorp, Inc.
Loan Loss Allowance Activity

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,				
	2012	2011	2011	2010	2009	2008	2007
			(Dollars in thousands)				
Balance at beginning of period	$ 3,772	$ 3,943	$ 3,943	$ 2,776	$ 2,512	$ 1,797	$ 1,041
Charge-offs:							
Real estate:							
One- to four- family	(21)	(70)	(132)	(172)	(213)	(130)	—
Five or more family	—	—	—	—	—	—	—
Commercial	(6)	(368)	(1,057)	(1,107)	(1)	—	(8)
Construction	—	—	—	(558)	(30)	—	—
Land	—	(1)	(27)	—	—	—	—
Total real estate	(27)	(439)	(1,216)	(1,837)	(244)	(130)	(8)
Consumer and other loans:							
Home equity	—	—	(52)	(105)	(28)	(35)	—
Commercial	(13)	—	—	(313)	(268)	(222)	—
Automobile and other	(6)	(9)	(62)	(78)	(100)	(96)	(157)
Total consumer and other loans	(19)	(9)	(114)	(496)	(396)	(353)	(157)
Total charge-offs	(46)	(448)	(1,330)	(2,333)	(640)	(483)	(165)
Recoveries:							
Real estate:							
One- to four- family	—	—	—	—	—	1	6
Five or more family	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—
Land	—	—	—	—	—	—	—
Total real estate	—	—	—	—	—	1	6
Consumer and other loans:							
Home equity	—	—	2	—	1	2	1
Commercial	—	—	—	—	9	5	15
Automobile and other	10	7	20	28	43	65	59
Total consumer and other loans	10	7	22	28	53	72	75
Total recoveries	10	7		28	53	73	81
Net (charge-offs) recoveries	(36)	(441)	(1,308)	(2,305)	(587)	(410)	(84)
Provision for loan losses	228	28	1,137	3,472	851	1,125	64
Allowance acquired through merger (general reserve only)	—	—	—	—	—	—	776
Balance at end of period	$ 3,964	$ 3,530	$ 3,772	$ 3,943	$ 2,776	$ 2,512	$ 1,797
Ratios:							
Net charge-offs to average loans outstanding(1)	0.01%	0.18%	0.50%	0.87%	0.25%	0.19%	0.05%
Allowance for loan losses to nonperforming loans at end of period	60.87%	51.64%	59.27%	57.21%	35.98%	37.21%	86.15%
Allowance for loan losses to total loans at end of period	1.33%	1.32%	1.26%	1.42%	1.07%	1.13%	0.81%

(1)Annualized.

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-6
LaPorte Bancorp, Inc.
Interest Rate Risk Analysis

Exhibit I-6
LaPorte Bancorp, Inc.
Interest Rate Risk Analysis

Changes in Interest Rates (basis points) (1)	Estimated EVE (2)	Estimated Increase (Decrease) in EVE		EVE as Percentage of Economic Value of Assets (3)	
		Amount	Percent	EVE Ratio	Changes in Basis Points
		(Dollars in thousands)			
+300	$ 61,466	$ (2,396)	(3.75)%	13.55%	0.07%
+200	64,815	953	1.49	14.06	0.58
+100	65,147	1,285	2.01	13.92	0.44
0	63,862	—	—	13.48	—
-100	59,952	(3,910)	(6.12)	12.55	(0.93)

(1) Assumes changes in interest rates over a 12 month non-parallel ramp.
(2) EVE or Economic Value of Equity at Risk measures The LaPorte Savings Bank's exposure to equity due to changes in a forecast interest rate environment.
(3) EVE Ratio represents Economic Value of Equity divided by the economic value of assets which should translate into built in stability for future earnings.

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-7
LaPorte Bancorp, Inc.
Loan Portfolio Composition

Exhibit I-7
LaPorte Bancorp, Inc.
Loan Portfolio Composition

	At March 31, 2012		At December 31,									
			2011		2010		2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
						(Dollars in thousands)						
Real estate:												
One- to four-family	$ 42,605	14.28%	$ 45,576	15.25%	$ 57,144	20.64%	$ 70,126	27.08%	$ 84,706	38.10%	$ 93,439	42.05%
Five or more family	13,001	4.36	17,719	5.93	11,586	4.18	6,743	2.60	5,200	2.34	712	0.32
Commercial	83,275	27.91	80,430	26.90	79,807	28.82	75,506	29.16	65,078	29.27	59,332	26.70
Construction	2,835	0.95	3,806	1.27	6,832	2.47	5,420	2.09	7,736	3.48	11,268	5.07
Land	9,557	3.20	9,634	3.22	10,795	3.90	11,753	4.54	11,016	4.95	4,829	2.17
Total real estate	151,273	50.70	157,165	52.57	166,164	60.01	169,548	65.48	173,736	78.14	169,580	76.32
Mortgage warehouse	105,879	35.48	103,864	34.74	69,600	25.13	43,765	16.90	—	—	—	—
Consumer and other loans:												
Home equity	13,070	4.38	12,966	4.34	14,187	5.12	15,704	6.06	15,579	7.01	16,996	7.65
Commercial	21,487	7.20	18,017	6.03	17,977	6.49	18,122	7.00	19,390	8.72	17,356	7.81
Automobile and other loans [(1)]	6,679	2.24	6,942	2.32	8,985	3.24	11,790	4.55	13,622	6.13	18,276	8.22
Total consumer and other loans	41,236	13.82	37,925	12.69	41,149	14.86	45,616	17.62	48,591	21.86	52,628	23.68
Total loans	$ 298,388	100.00%	$ 298,954	100.00%	$ 276,913	100.00%	$ 258,929	100.00%	$ 222,327	100.00%	$ 222,208	100.00%
Net deferred loan costs	152		177		133		122		111		86	
Allowance for loan losses	(3,964)		(3,772)		(3,943)		(2,776)		(2,512)		(1,797)	
Total loans, net	$ 294,576		$ 295,359		$ 273,103		$ 256,275		$ 219,926		$ 220,497	

(1) Includes $2.0 million, $2.2 million, $3.4 million, $4.8 million, $6.0 million and $9.6 million of indirect automobile loans at March 31, 2012, December 31, 2011, 2010, 2009, 2008 and 2007, respectively. Includes $4.7 million, $4.7 million, $5.6 million, $7.0 million, $7.6 million and $8.7 million of direct automobile loans and other loans at March 31, 2012, December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-8
LaPorte Bancorp, Inc.
Contractual Maturity by Loan Type

Exhibit I-8
LaPorte Bancorp, Inc.
Contractual Maturity by Loan Type

	One- to Four-Family		Five or More Family		Commercial Real Estate		Mortgage Warehouse	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending December 31,								
2012	$ 306	6.57%	$ 1,886	4.34%	$ 8,325	5.14%	$103,864	4.66%
2013	694	5.73	1,167	6.24	15,820	6.01	—	0.00
2014	2,258	5.91	3,026	5.47	14,848	5.97	—	0.00
2015 to 2016	2,527	5.68	11,390	5.77	17,314	6.18	—	0.00
2017 to 2021	7,157	5.81	86	6.19	13,540	6.05	—	0.00
2022 to 2026	4,743	5.66	—	0.00	5,656	5.94	—	0.00
2027 and beyond	27,891	5.98	164	6.63	4,927	5.96	—	0.00
Total	$ 45,576	5.90%	$ 17,719	5.61%	$ 80,430	5.95%	$103,864	4.66%

	Commercial Non-Real Estate		Construction and Land		Home Equity, Automobile and Other		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending December 31,								
2012	$ 5,831	4.60%	$ 6,599	6.07%	$ 1,612	4.40%	$128,423	4.76%
2013	1,429	5.71	713	6.40	2,543	5.12	22,366	5.90
2014	2,960	6.04	1,051	6.46	3,666	5.57	27,809	5.88
2015 to 2016	6,833	6.18	4,053	5.39	5,151	5.56	47,268	5.92
2017 to 2021	745	4.90	574	5.07	5,360	5.47	27,462	5.82
2022 to 2026	219	7.00	267	4.67	1,503	6.77	12,388	5.93
2027 and beyond	—	0.00	183	6.00	73	5.18	33,238	5.98
Total	$ 18,017	5.57%	$ 13,440	5.84%	$ 19,908	5.48%	$298,954	5.41%

The following table sets forth the contractual maturities of fixed- and adjustable-rate loans at December 31, 2011 that are due after December 31, 2012.

	Due After December 31, 2012		
	Fixed	Adjustable	Total
	(In thousands)		
Real Estate:			
One- to four-family	$ 33,253	$ 12,017	$ 45,270
Five or more family	15,545	288	15,833
Commercial	38,115	33,990	72,105
Construction	—	—	—
Land	3,710	3,131	6,841
Total real estate loans	90,623	49,426	140,049
Mortgage warehouse	—	—	—
Consumer and other loans:			
Home equity	2,137	9,711	11,848
Commercial	9,493	2,693	12,186
Automobile and other	6,290	158	6,448
Total consumer and other loans	17,920	12,562	30,482
Total loans	$ 108,543	$ 61,988	$ 170,531

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-9

LaPorte Bancorp, Inc.

Commercial Real Estate and Multi-Family Loans by Activity of Borrower

Exhibit I-9
LaPorte Bancorp, Inc.
Commercial Real Estate and Multi-Family Loans by Activity of Borrower

Industry Type	Number of Loans	Balance
		(Dollars in thousands)
Non-owner occupied real estate:		
Commercial real estate	111	$ 11,408
Five or more family	18	13,001
Owner occupied real estate:		
Development and rental	27	6,571
Health care and social	13	3,985
Retail trade	41	8,636
Accommodation and food	33	16,788
Other services	43	5,718
Manufacturing	37	7,725
Construction	53	9,693
Arts, entertainment and recreation	14	6,673
Other miscellaneous	51	6,078
	441	$ 96,276

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-10
LaPorte Bancorp, Inc.
Commercial Loans by Activity of Borrower

Exhibit I-10
LaPorte Bancorp, Inc.
Commercial Loans by Activity of Borrower

Industry Type	Number of Loans	Balance (Dollars in thousands)
Real estate development and rental	13	$ 3,817
Health care and social	12	4,752
Retail trade	89	1,717
Accommodation and food	8	3,335
Other services	16	794
Manufacturing	19	2,110
Construction	19	429
Public Administration	24	1,828
Other miscellaneous	19	2,705
	236	$ 21,487

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-11
LaPorte Bancorp, Inc.
Loan Originations, Purchases, and Sales

Exhibit I-11
LaPorte Bancorp, Inc.
Loan Originations, Purchases, and Sales

	For the Three Months Ended March 31,		For the Years Ended December 31,		
	2012	2011	2011	2010	2009
			(In thousands)		
Total loans at beginning of period	$ 298,954	$ 276,913	$ 276,913	$ 258,929	$ 222,327
Loans originated:					
Real estate:					
One- to four-family	10,994	6,710	39,244	45,217	58,815
Five or more family	—	99	6,919	5,408	5,033
Commercial	5,671	2,802	13,602	18,778	25,527
Construction	335	258	3,127	6,549	3,916
Land	—	269	2,246	2,558	4,369
Mortgage warehouse	538,161	555,622	1,988,579	2,636,203	604,755
Consumer and other loans:					
Home equity	1,532	451	3,669	2,194	3,825
Commercial	5,126	1,640	6,750	4,072	9,074
Automobile and other	250	443	1,554	2,410	3,911
Total loans originated	562,069	568,294	2,065,690	2,723,389	719,225
Loans purchased:					
Real estate:					
One- to four-family	—	—	—	—	—
Five or more family	—	—	—	—	—
Commercial	—	—	1,007	—	—
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other loans:					
Home equity	—	—	—	—	—
Commercial	—	—	—	—	—
Automobile and other	—	—	—	—	—
Total loans sold	—	—	1,007	—	—
Loans sold:					
Real estate:					
One- to four-family	(10,611)	(10,099)	(39,028)	(40,762)	(53,254)
Five or more family	—	—	—	—	—
Commercial	—	—	—	—	—
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and other loans:					
Home equity	—	—	—	—	—
Commercial	—	—	—	—	—
Automobile and other	—	—	—	—	—
Total loans sold	(10,611)	(10,099)	(39,028)	(40,762)	(53,254)
Deduct:					
Principal repayments	(552,024)	(567,125)	(2,005,628)	(2,664,643)	(629,369)
Net loan activity	(566)	(8,930)	22,041	17,984	36,602
Total loans at end of period (excluding net deferred loan fees and costs)	$ 298,388	$ 267,983	$ 298,954	$ 276,913	$ 258,929

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-12
LaPorte Bancorp, Inc.
Non-Performing Assets

Exhibit I-12
LaPorte Bancorp, Inc.
Non-Performing Assets

	At March 31, 2012	At December 31, 2011	2010	2009	2008	2007
			(Dollars in thousands)			
Nonaccrual loans:						
Real estate:						
One- to four- family (1)	$ 1,320	$ 1,325	$ 1,224	$ 1,059	$ 449	$ 186
Five or more family	—	—	—	—	—	—
Commercial (2)	1,916	1,935	2,819	3,854	3,036	1,061
Construction	—	—	—	858	1,588	—
Land	3,005	2,800	2,468	1,169	—	—
Total real estate	$ 6,241	$ 6,060	$ 6,511	$ 6,940	$ 5,073	$ 1,247
Consumer and other loans:						
Home equity (3)	14	14	377	392	121	299
Commercial (4)	—	28	—	381	1,535	50
Automobile and other	7	8	4	3	21	28
Total consumer and other loans	21	50	381	776	1,677	377
Total troubled debt restructured loans(5)	251	254	—	—	—	$ 462
Total nonaccrual loans	$ 6,513	$ 6,364	$ 6,892	$ 7,716	$ 6,750	$ 1,624
Loans greater than 90 days delinquent and still accruing:						
Real estate:						
One- to four- family	$ —	$ —	$ —	$ —	$ —	$ —
Five or more family	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Land	—	—	—	—	—	—
Total real estate	$ —	$ —	$ —	$ —	$ —	$ —
Consumer and other loans:						
Home equity	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Automobile and other	—	—	—	—	—	—
Total consumer and other loans	$ —	$ —	$ —	$ —	$ —	$ —
Total nonperforming loans	$ 6,513	$ 6,364	$ 6,892	$ 7,716	$ 6,750	$ 2,086
Foreclosed assets:						
One- to four- family	$ 163	$ 140	$ 596	$ 399	$ 917	$ —
Five or more family	—	—	—	—	—	—
Commercial	178	365	530	155	—	268
Construction	—	—	—	—	—	150
Land	415	507	390	—	4	36
Consumer	—	—	—	—	—	—
Business assets	—	—	—	—	—	—
Total foreclosed assets	$ 756	$ 1,012	$ 1,516	$ 554	$ 921	$ 454
Total nonperforming assets	$ 7,269	$ 7,376	$ 8,408	$ 8,270	$ 7,671	$ 2,540
Ratios:						
Nonperforming loans to total loans	2.18%	2.13%	2.49%	2.98%	3.04%	0.94%
Nonperforming assets to total assets	1.55%	1.55%	1.89%	2.04%	2.08%	0.69%

(1) $0, $0, $0, $120,000, $135,000 and $134,000 of the nonaccrual one- to four-family loans at March 31, 2012, December 31, 2011, 2010, 2009, 2008 and 2007 were loans acquired with credit deterioration from the acquisition of City Savings Bank.

(2) $159,000, $159,000, $155,000, $0, $191,000 and $523,000 of the nonaccrual commercial real estate loans at March 31, 2012, December 31, 2011, 2010, 2009, 2008 and 2007 were loans acquired with credit deterioration from the acquisition of City Savings Bank.

(3) $0, $0, $0, $16,000, $21,000 and $0 of the nonaccrual home equity loans at March 31, 2012, December 31, 2011, 2010, 2009, 2008 and 2007 were loans acquired with credit deterioration from the acquisition of City Savings Bank.

(4) $0, $0, $0, $0, $0 and $50,000 of the nonaccrual commercial loans at March 31, 2012, December 31, 2011, 2010, 2009, 2008 and 2007 were loans acquired with credit deterioration from the acquisition of City Savings Bank.

(5) At March 31, 2012, $128,000 of one- to four-family loans, $91,000 commercial real estate loans and $32,000 commercial loans were classified as troubled debt restructured loans. At December 31, 2011, $129,000 of one- to four-family loans, $92,000 commercial real estate loans and $33,000 commercial loans were classified as troubled debt restructured loans.

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-13
LaPorte Bancorp, Inc.
Deposit Composition

Exhibit I-13
LaPorte Bancorp, Inc.
Deposit Composition

	At March 31, 2012			At December 31, 2011		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
			(Dollars in thousands)			
Noninterest-bearing demand	$ 42,114	12.32%	—%	$ 38,977	11.68%	—%
Money market/NOW accounts	104,467	30.55	0.47	109,913	32.95	0.42
Regular savings	52,879	15.47	0.05	50,395	15.11	0.05
Total transaction accounts	199,460	58.34	0.26	199,285	59.74	0.24
CDs and IRAs	142,411	41.66	1.68	134,275	40.26	1.88
Total deposits	$ 341,871	100.00%	0.85%	$ 333,560	100.00%	0.90%

	At December 31,					
	2010			2009		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
			(Dollars in thousands)			
Noninterest-bearing demand	$ 34,999	11.03%	—%	$ 34,066	12.46%	—%
Money market/NOW accounts	87,271	27.50	0.74	51,099	18.69	0.84
Regular savings	46,563	14.67	0.11	43,832	16.03	0.11
Total transaction accounts	168,833	53.20	0.41	128,997	47.18	0.37
CDs and IRAs	148,505	46.80	2.38	144,411	52.82	2.92
Total deposits	$ 317,338	100.00%	1.33%	$ 273,408	100.00%	1.72%

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-14
LaPorte Bancorp, Inc.
Time Deposit Rate/Maturity

Exhibit I-14
LaPorte Bancorp, Inc.
Time Deposit Rate/Maturity

	At March 31, 2012					
	Less Than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
Interest Rate:						
Less than 2.00%	$ 52,352	$ 15,823	$ 7,124	$ 9,710	$ 85,009	59.69%
2.00% - 2.99%	15,807	1,926	2,642	3,060	23,435	16.46%
3.00% - 3.99%	7,547	3,499	19,226	362	30,634	21.51%
4.00% - 4.99%	45	369	202	95	711	0.50%
5.00% - 5.99%	1,187	789	6	573	2,555	1.79%
6.00% - 6.99%	—	67	—	—	67	0.05%
7.00% - 7.99%	—	—	—	—	—	0.00%
8.00% and over	—	—	—	—	—	0.00%
Total	$ 76,938	$ 22,473	$ 29,200	$ 13,800	$ 142,411	100.00%

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT I-15
LaPorte Bancorp, Inc.
Borrowings Activity

Exhibit I-15
LaPorte Bancorp, Inc.
Borrowings Activity

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,		
	2012	2011	2011	2010	2009
	(Dollars in thousands)				
FHLB Advances:					
Balance at end of period	$ 60,007	$ 52,844	$ 72,021	$ 61,675	$ 52,773
Average balance during period	64,501	44,766	52,180	53,288	62,111
Maximum outstanding at any month end	74,040	53,833	74,688	78,946	70,429
Weighted average interest rate at end of period	1.40%	2.18%	1.18%	1.94%	4.47%
Average interest rate during period	2.00%	3.53%	2.81%	3.93%	4.56%
FRB Discount Window:					
Balance at end of period	$ —	$ —	$ —	$ —	$ 16,675
Average balance during period	—	—	—	1,457	3,252
Maximum outstanding at any month end	—	—	—	15,655	17,740
Weighted average interest rate at end of period	0.00%	0.00%	0.00%	0.00%	0.50%
Average interest rate during period	0.00%	0.00%	0.00%	0.74%	0.49%
FTN Borrowings:					
Balance at end of period	$ —	$ —	$ —	$ —	$ —
Average balance during period	259	22	552	36	—
Maximum outstanding at any month end	8,986	2,000	11,000	4,150	—
Weighted average interest rate at end of period	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest rate during period	1.54%	0.00%	1.09%	0.00%	0.00%

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT II-1
LaPorte Bancorp, Inc.
Description of Office Facilities

Exhibit II-1
LaPorte Bancorp, Inc.
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (In thousands)
Main Office: (including land)				
710 Indiana Avenue La Porte, Indiana 46350	Owned	1916	57,000	$ 3,055
Full Service Branches: (including land)				
6959 W. Johnson Road La Porte, Indiana 46350	Owned	1987	3,500	282
301 Boyd Blvd. La Porte, Indiana 46350	Owned	1997	4,000	1,100
1222 W. State Road #2 La Porte, Indiana 46350	Owned	1999	2,200	383
2000 Franklin Street Michigan City, Indiana 46360	Owned	2007	5,589	817
851 Indian Boundary Road Chesterton, Indiana 46304	Owned	2007	7,475	1,165
101 Michigan Street Rolling Prairie, Indiana 46371	Owned	2007	1,850	103
1 Parkman Drive Westville, Indiana 46390	Owned	2006	4,000	1,346
Lots Owned:				
1201 E. Lincolnway Valparaiso, Indiana 46383	Owned	2006	N/A	385

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT II-2
LaPorte Bancorp, Inc.
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.18%	0.32%	2.97%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
	Quarter 2	3.25%	0.03%	0.19%	3.18%
	Quarter 3	3.25%	0.02%	0.13%	1.92%
	Quarter 4	3.25%	0.02%	0.12%	1.89%
2012:	Quarter 1	3.25%	0.07%	0.19%	2.23%
As of May 25, 2012		3.25%	0.09%	0.20%	1.75%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1
LaPorte Bancorp, Inc.
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 25, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	2,278	1	06-30	03/05	18.48	211
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,320 S	14	06-30	06/96	10.82	119
BANC	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	1,083	9	12-31	08/02	11.10	129
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	945	9	06-30	11/10	14.00	128
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	413	5	12-31	01/96	1.35	2
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	PortLauderdaleFL	M.B.	3,741 S	101	12-31	11/83	5.12	80
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	44,136	135	12-31	06/05	6.33	3,343
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	43,039	281	12-31	11/93	12.70	5,515
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,111	85	12-31	11/93	9.05	891
ISBC	Investors Bcrp MHC of NJ(42.5)	NASDAQ	Short Hills, NJ	Thrift	11,262	83	06-30	10/05	15.07	1,686
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,069	172	06-30	12/09	11.74	1,146
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	7,097 D	83	12-31	01/03	14.36	864
BNCL	Beneficial Mut MHC of PA(43.3)	NASDAQ	Philadelphia, PA	Thrift	4,596	65	12-31	07/07	8.63	692
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,374	133	12-31	/	5.27	493
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,358	19	12-31	11/95	13.07	404
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	4,327	38	12-31	11/86	37.68	328
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,019	25	12-31	06/96	13.34	469
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	3,211	37	09-30	01/04	7.93	301
KRNY	Kearny Fin Cp MHC of NJ (25.0)	NASDAQ	Fairfield, NJ	Thrift	2,910	40	06-30	02/05	9.32	624
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,647	23	06-30	06/10	13.95	634
NFBK	Northfield Bcp MHC of NY(41.8)	NASDAQ	Avenel, NY	Thrift	2,377 D	19	12-31	11/07	13.54	543
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,261	23	12-31	07/96	14.35	267
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,979	24	12-31	06/90	12.63	185
ROMA	Roma Fin Corp MHC of NJ (25.5)	NASDAQ	Robbinsville, NJ	Thrift	1,896	27	12-31	07/06	8.05	244
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,117 D	12	03-31	03/04	10.07	263
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,114	18	09-30	04/07	10.41	124
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,059	17	12-31	02/08	8.19	109
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,025	8	12-31	10/07	13.75	85
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,008	11	12-31	06/10	12.85	164
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	1,003	10	12-31	12/09	11.97	86
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	900	4	12-31	/	2.69	27
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	842	8	09-30	08/87	17.99	67
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	700	13	12-31	07/10	9.91	69
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	693	14	12-31	07/94	25.20	71
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	671 D	9	03-31	10/94	4.28	16
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	666	13	09-30	06/88	11.39	35
MLVF	Malvern Fed Bncp MHC PA(44.5)	NASDAQ	Paoli, PA	Thrift	652	9	09-30	05/08	8.00	49
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	639	9	12-31	07/10	13.23	52
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	579	14	06-30	12/98	18.09	75
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	NW Brunswick, NJ	Thrift	520	6	09-30	01/06	4.15	24
NECB	NE Comm Bncrp MHC of NY (43.2)	NASDAQ	White Plains, NY	Thrift	507	7	12-31	07/06	5.78	73
PBIP	Prudential Bncp MHC PA (25.4)	NASDAQ	Philadelphia, PA	Thrift	500	7	09-30	03/05	5.32	53
LSBK	Lake Shore Bnp MHC of NY(38.8)	NASDAQ	Dunkirk, NY	Thrift	494	10	12-31	04/06	10.00	59
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	484	9	12-31	01/11	11.88	65
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	468	14	12-31	11/95	9.00	24
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	449	12	09-30	10/10	16.75	57
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	392	5	06-30	01/10	15.05	63
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	376	5	12-31	08/88	2.85	23
MSBF	MSB Fin Corp MHC of NJ (40.3)	NASDAQ	Millington, NJ	Thrift	350 D	5	06-30	01/07	5.41	28
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	343	9	12-31	09/10	14.25	41
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	307	6	06-30	11/93	7.72	16
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	247	6	09-30	04/07	7.00	13

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 25, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	13,733 S	176	12-31	04/97	0.76	423
TFSL	TFS Fin Corp MHC of OH (26.4)	NASDAQ	Cleveland, OH	Thrift	11,288	39	09-30	04/07	9.62	2,972
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,450 S	47	09-30	12/10	11.69	1,932
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,610	80	12-31	10/03	3.52	163
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,142	33	12-31	10/95	15.98	155
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,042	38	12-31	07/98	2.05	67
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,699	10	12-31	10/05	3.99	125
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,598	12	09-30	09/93	20.50	66
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,549	21	12-31	06/05	6.94	146
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,317	12	09-30	12/98	7.28	78
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,196	33	06-30	04/92	12.16	86
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,192	9	09-30	09/85	16.15	127
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,171	22	12-31	07/98	5.38	58
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,054	18	12-31	02/98	7.05	53
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	807	18	06-30	12/92	1.81	46
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	706	15	12-31	06/94	3.28	15
CHEV	Cheviot Financial Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	639	6	12-31	01/12	8.51	65
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	556	4	12-31	07/06	6.00	46
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	546	12	09-30	12/08	18.00	41
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	529	27	09-30	11/06	6.15	32
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	504	9	06-30	03/06	5.77	45
IROQ	IF Bancorp, Inc. of IL (3)	NASDAQ	Watseka, IL	Thrift	490	5	06-30	07/11	12.31	59
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	469	8	12-31	10/07	9.26	42
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	441	13	12-31	01/99	21.00	59
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	409	11	03-31	01/03	8.44	25
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	404	10	12-31	12/96	16.22	25
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	372	5	12-31	02/95	17.70	28
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	317	7	12-31	07/10	17.34	33
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	292	5	12-31	01/11	16.00	40
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	241	4	12-31	12/98	1.50	1
KFFB	KY Fst Fed Bp MHC of KY (38.9)	NASDAQ	Hazard, KY	Thrift	222	4	06-30	03/05	8.62	67
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	216	8	12-31	04/05	3.46	10
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	197	11	06-30	12/93	6.00	9
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	27,809	340	12-31	04/07	11.93	4,215
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	4,877	20	12-31	07/02	8.95	627
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	4,029	44	12-31	06/00	22.36	474
EBSB	Meridian Fn Serv MHC MA (40.8)	NASDAQ	East Boston, MA	Thrift	2,034	25	12-31	01/08	13.13	291
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,855	22	12-31	03/11	11.13	321
FBNK	First Connecticut Bncorp of CT (3)	NASDAQ	Farmington, CT	Thrift	1,677	19	12-31	06/11	13.02	233
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,660	24	12-31	12/07	15.23	238
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,263 S	11	12-31	01/07	7.15	190
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,150	10	12-31	12/88	58.20	124
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,094	27	12-31	05/86	12.57	73
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	974	21	12-31	01/11	11.27	119
BLMT	BSB Bancorp, Inc. of MA (3)	NASDAQ	Belmont, MA	Thrift	719	4	12-31	10/11	12.34	113
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	611	9	06-30	01/07	13.00	79
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	605	8	12-31	07/06	14.50	81
NVSL	Naugatuck Valley Fin Crp of CT (3)	NASDAQ	Naugatuck, CT	Thrift	572	10	12-31	06/11	7.65	54
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	558	6	09-30	07/10	16.05	112
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	521 D	11	03-31	10/86	30.50	52
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	468	6	12-31	07/06	13.50	47
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	452	8	06-30	10/04	4.45	29
WEBK	Wellesley Bancorp, Inc. of MA (3)	NASDAQ	Wellesley, MA	Thrift	314	2	12-31	01/12	14.50	35
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	252	8	04-30	12/87	10.50	22
North-West Companies										
WAFD	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,441 S	163	09-30	11/82	16.75	1,790
HMST	HomeStreet, Inc. of WA (3)	NASDAQ	Seattle, WA	Undefined	4,812 P	21	12-31	/	34.52	244
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,037	1	12-31	10/07	7.57	140

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 25, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	856	17	03-31	10/97	1.40	31
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	743	22	09-30	01/98	4.85	34
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	488	15	06-30	01/11	10.74	27
South-East Companies										
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,100	9	09-30	04/11	15.07	216
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	1,075	16	12-31	11/10	12.35	107
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,074	21	12-31	10/02	6.30	72
CHFN	Charter Fin Corp MHC GA (38.4)	NASDAQ	West Point, GA	Thrift	1,071	17	09-30	09/10	8.79	160
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	980	18	12-31	10/08	16.69	130
ASBB	ASB Bancorp, Inc. of NC (3)	NASDAQ	Asheville, NC	Thrift	797	13	12-31	10/11	13.85	77
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	777	12	12-31	02/11	2.18	6
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	579 D	18	12-31	05/96	7.65	148
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	534	12	06-30	07/03	1.94	13
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	510 D	11	03-31	03/88	3.90	17
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	377	5	06-30	01/11	12.00	76
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	319	3	12-31	07/07	16.10	52
PBSK	Poage Bankshares, Inc. of KY (3)	NASDAQ	Ashland, KY	Thrift	319	6	09-30	09/11	12.07	41
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	294	7	12-31	01/10	15.00	40
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	266	5	06-30	12/10	14.60	43
SIBC	State Investors Bancorp of LA (3)	NASDAQ	Metairie, LA	Thrift	248	4	12-31	07/11	12.32	36
South-West Companies										
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,366	16	12-31	01/10	19.77	221
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	273	8	12-31	11/10	12.75	22
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,538 D	25	12-31	07/09	21.44	236
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	332	6	06-30	04/10	10.20	40
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 05/25/12

EXHIBIT III-2
LaPorte Bancorp, Inc.
Peer Group Summary Demographic and Deposit Market Share Data

Exhibit III-2
LaPorte Bancorp, Inc.
Peer Group Market Area Comparative Analysis

Company	County	Population 2010 (000)	Population 2011 (000)	Proj. Pop. 2016 (000)	2010-2011 % Change (%)	2011-2016 % Change (%)	Per Capita Income Amount ($)	Per Capita Income % State Average (%)	Deposit Market Share(1) (%)	Unemployment Rate 03/31/2012 (%)
First Capital, Inc. of IN	Harrison	39	40	42	0.8%	5.0%	$21,462	92.75%	36.01%	8.5%
First Clover Leaf Fin. Corp. of IL	Madison	269	270	274	0.2%	1.7%	24,825	89.32%	9.81%	9.4%
First Defiance Fin. Corp. of OH	Defiance	39	39	39	0.2%	0.1%	23,333	95.57%	42.81%	8.5%
First Savings Fin. Group of IN	Clark	110	111	118	1.0%	5.5%	21,817	94.28%	12.12%	7.5%
HF Financial Corp. of SD	Minnehaha	169	172	182	1.3%	6.0%	26,847	113.11%	0.86%	4.9%
HopFed Bancorp, Inc. of KY	Christian	74	75	76	0.8%	2.4%	17,657	80.24%	25.41%	10.0%
Jacksonville Bancorp Inc. of IL	Morgan	36	35	35	-0.4%	-1.4%	22,569	81.20%	26.18%	9.0%
LSB Fin. Corp. of Lafayette IN	Tippecanoe	173	175	186	1.1%	6.2%	23,883	103.21%	14.97%	7.5%
River Valley Bancorp of IN	Jefferson	32	32	33	0.1%	0.7%	19,705	85.16%	57.09%	8.8%
Wayne Savings Bancshares of OH	Wayne	115	115	116	0.3%	1.3%	21,432	87.78%	13.38%	6.6%
	Averages:	**106**	**106**	**110**	**0.5%**	**2.8%**	**$22,353**	**92.26%**	**23.86%**	**8.1%**
	Medians:	**92**	**93**	**96**	**0.6%**	**2.0%**	**$22,193**	**91.03%**	**20.19%**	**8.5%**
LaPorte Bancorp, Inc.	**LaPorte**	**111**	**112**	**113**	**0.4%**	**1.0%**	**$34,943**	**151.01%**	**18.10%**	**10.7%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2011.

Source: SNL Financial, LC.

EXHIBIT IV-1
LaPorte Bancorp, Inc.
Stock Prices: As of May 25, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	12.20	32,550	292.9	13.77	9.36	12.15	0.01	2.88	11.40	0.28	0.13	14.86	13.99	139.81
NYSE Traded Companies(5)	9.22	287,503	1,923.4	11.89	7.07	9.07	1.47	-24.61	16.38	0.61	0.44	10.80	7.40	103.88
NASDAQ Listed OTC Companies(104)	12.32	22,649	229.6	13.84	9.44	12.27	-0.04	3.95	11.21	0.26	0.11	15.02	14.25	141.21
California Companies(5)	11.15	8,994	118.0	12.88	8.11	11.08	0.47	0.70	6.77	-0.46	-0.92	12.47	12.38	150.47
Mid-Atlantic Companies(32)	12.18	50,531	500.7	14.29	9.67	12.16	-0.93	-4.12	3.54	0.50	0.49	14.38	13.10	134.28
Mid-West Companies(28)	9.76	34,124	138.9	11.25	7.35	9.67	0.39	4.85	17.57	0.11	-0.22	13.76	13.05	144.89
New England Companies(19)	16.02	31,394	379.4	17.05	12.39	16.04	-0.59	11.22	14.08	0.70	0.66	15.92	14.53	137.63
North-West Companies(6)	12.64	27,417	377.8	13.85	7.89	12.54	-0.33	-6.44	13.60	-0.64	-0.70	18.41	17.68	199.67
South-East Companies(14)	10.95	5,893	65.4	12.51	8.57	10.83	2.07	6.41	13.09	0.07	-0.09	15.33	15.22	118.04
South-West Companies(2)	16.26	6,456	121.6	16.73	11.46	16.22	0.77	19.73	24.92	0.48	0.03	18.56	18.56	140.57
Western Companies (Excl CA)(2)	15.82	7,443	137.8	16.50	14.05	15.60	1.32	1.93	6.06	0.85	0.70	16.61	16.60	112.66
Thrift Strategy(103)	11.85	30,168	258.7	13.38	9.12	11.81	0.03	3.09	11.81	0.27	0.13	14.44	13.62	132.86
Mortgage Banker Strategy(2)	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
Real Estate Strategy(1)	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
Diversified Strategy(2)	24.81	181,028	2,271.7	29.24	20.20	24.33	2.12	-8.69	-1.19	1.56	1.34	27.09	22.06	287.90
Companies Issuing Dividends(68)	13.43	39,393	424.0	15.02	10.44	13.34	0.39	4.67	10.55	0.66	0.51	15.19	13.91	141.68
Companies Without Dividends(41)	10.13	21,087	73.5	11.66	7.53	10.14	-0.61	-0.11	12.84	-0.36	-0.51	14.32	14.12	136.69
Equity/Assets <6%(7)	5.52	2,753	17.5	10.61	3.24	5.62	-2.10	-27.18	-7.46	-3.17	-3.75	10.44	10.32	277.75
Equity/Assets 6-12%(50)	12.37	34,802	191.5	13.76	9.07	12.26	0.28	1.94	14.29	0.51	0.36	14.77	13.99	166.62
Equity/Assets >12%(52)	12.81	33,865	420.3	14.13	10.33	12.79	0.00	7.24	10.86	0.46	0.35	15.46	14.41	98.63
Actively Traded Companies(3)	35.15	36,895	655.1	36.27	24.64	34.74	0.44	30.44	40.12	2.50	2.18	26.13	24.89	325.08
Market Value Below $20 Million(11)	3.87	2,970	10.7	7.23	2.81	3.88	0.30	-27.38	-4.90	-2.27	-2.48	8.87	8.82	168.06
Holding Company Structure(100)	11.51	34,916	309.7	13.12	8.84	11.48	0.00	1.80	11.16	0.22	0.07	14.24	13.29	132.15
Assets Over $1 Billion(51)	13.47	63,980	574.9	15.11	10.28	13.40	0.29	3.69	11.89	0.69	0.55	14.96	13.59	144.21
Assets $500 Million-$1 Billion(29)	10.45	7,127	58.1	12.03	7.77	10.47	-0.91	0.42	10.04	-0.08	-0.22	13.64	13.02	134.70
Assets $250-$500 Million(24)	12.87	3,093	37.7	14.11	10.15	12.78	0.30	7.96	14.90	0.21	0.02	17.08	16.78	135.99
Assets less than $250 Million(5)	6.06	2,006	13.9	8.36	5.13	5.95	1.07	-15.71	-2.60	-1.50	-1.63	10.06	10.02	142.83
Goodwill Companies(67)	11.38	48,707	420.4	13.01	8.72	11.29	0.43	0.11	10.40	0.39	0.21	14.06	12.63	136.72
Non-Goodwill Companies(41)	12.96	7,557	92.0	14.44	10.04	12.98	-0.73	7.88	13.80	0.13	0.03	15.32	15.32	131.51
Acquirors of FSLIC Cases(1)	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
NASDAQ Listed OTC Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Mid-Atlantic Companies(14)	9.32	29,138	129.6	10.80	7.89	9.37	-1.20	-5.80	10.31	0.39	0.37	8.63	8.23	80.18
Mid-West Companies(5)	7.45	72,062	175.7	8.20	5.63	7.28	2.26	5.19	26.49	0.25	-0.01	7.67	6.81	57.30
New England Companies(2)	8.79	14,337	68.3	9.77	7.36	8.78	0.04	-10.66	2.18	0.31	0.35	8.73	7.88	80.51
South-East Companies(2)	10.40	12,294	63.7	11.79	9.25	10.38	0.23	-10.02	-2.54	0.39	0.41	10.23	10.07	59.04
Thrift Strategy(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Companies Issuing Dividends(16)	9.13	15,707	57.9	10.52	7.85	9.11	0.16	-6.17	4.11	0.40	0.39	9.08	8.50	75.48
Companies Without Dividends(7)	8.56	81,456	290.0	9.57	6.60	8.59	-1.08	0.31	30.05	0.23	0.05	7.39	7.01	68.64
Equity/Assets <6%(1)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
Equity/Assets 6-12%(11)	8.31	21,918	100.2	9.70	6.82	8.35	-1.22	-4.30	22.73	0.33	0.23	8.19	7.95	81.56
Equity/Assets >12%(11)	9.60	52,526	167.9	10.76	8.07	9.55	0.77	-4.00	2.29	0.33	0.33	8.86	8.14	55.65
Holding Company Structure(21)	9.08	37,401	135.4	10.36	7.53	9.06	-0.06	-3.69	12.62	0.36	0.28	8.77	8.20	75.96
Assets Over $1 Billion(10)	10.02	73,618	269.3	11.39	8.30	10.01	0.20	-0.38	11.79	0.26	0.15	7.68	7.17	60.74
Assets $500 Million-$1 Billion(5)	8.36	7,311	23.6	9.99	6.99	8.31	-0.22	-8.36	23.60	0.40	0.34	9.16	9.04	87.92
Assets $250-$500 Million(7)	7.92	5,862	16.9	8.88	6.82	7.97	-1.12	-7.64	6.61	0.46	0.45	9.55	8.90	87.49
Assets less than $250 Million(1)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
Goodwill Companies(15)	8.87	50,132	181.1	10.12	7.35	8.81	0.81	-3.15	8.42	0.31	0.21	8.14	7.34	69.89
Non-Goodwill Companies(8)	9.13	8,691	30.1	10.44	7.69	9.21	-2.14	-6.16	18.73	0.44	0.42	9.38	9.38	79.97
MHC Institutions(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.05	98,442	890.9	14.59	6.58	8.99	0.67	-35.50	6.60	0.51	0.48	12.90	11.02	173.82
BBX	BankAtlantic Bancorp Inc of FL(8)*	5.12	15,560	79.7	7.00	1.82	5.01	2.20	23.37	51.48	-3.70	-2.30	0.45	-0.43	240.40
FBC	Flagstar Bancorp, Inc. of MI*	0.76	557,133	423.4	1.44	0.45	0.75	1.33	-45.71	49.02	-0.10	-0.59	1.63	1.61	24.65
NYB	New York Community Bcrp of NY*	12.70	434,255	5,515.0	16.29	11.13	12.48	1.76	-20.97	2.67	1.09	0.94	12.85	7.13	99.11
PFS	Provident Fin. Serv. Inc of NJ*	14.36	60,183	864.2	15.23	10.12	14.06	2.13	3.76	7.24	0.95	0.93	15.83	9.86	117.93
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	13.85	5,585	77.4	14.55	11.30	13.81	0.29	38.50	18.38	0.16	-0.17	20.66	20.66	142.69
ALLB	Alliance Bancorp, Inc. of PA*	11.88	5,474	65.0	11.89	9.31	11.85	0.25	8.00	10.31	0.18	0.18	15.14	15.14	88.41
ANCB	Anchor Bancorp of Aberdeen, WA*	10.74	2,550	27.4	11.48	3.95	10.74	0.00	12.23	73.23	-2.39	-2.49	21.32	21.32	191.39
AFCB	Athens Bancshares, Inc. of TN*	15.00	2,666	40.0	16.00	9.56	14.20	5.63	11.11	25.00	0.73	0.31	19.00	18.87	110.24
ACFC	Atlantic Coast Fin. Corp of GA*	2.18	2,629	5.7	7.98	0.87	2.04	6.86	-72.58	-23.51	-3.26	-4.56	17.24	17.22	295.49
BLMT	BSB Bancorp, Inc. of MA*	12.34	9,173	113.2	13.37	9.76	12.68	-2.68	23.40	17.08	-0.09	-0.01	14.39	14.39	78.35
BKMU	Bank Mutual Corp of WI*	3.52	46,326	163.1	4.55	2.42	3.44	2.33	-11.56	10.69	-1.03	-1.14	5.80	5.79	56.34
BFIN	BankFinancial Corp. of IL*	6.94	21,073	146.2	8.89	5.25	7.17	-3.21	-15.57	25.72	-2.16	-2.17	9.59	9.42	73.51
BFED	Beacon Federal Bancorp of NY*	13.75	6,199	85.2	14.50	12.67	13.60	1.10	3.38	-0.87	0.88	1.24	18.38	18.38	165.31
BNCL	Beneficial Mut MHC of PA(43.3)	8.63	80,218	311.2	9.29	7.12	8.72	-1.03	2.74	3.23	0.20	0.20	7.89	6.36	57.30
BHLB	Berkshire Hills Bancorp of MA*	22.36	21,192	473.9	24.49	17.11	22.14	0.99	3.95	0.77	0.97	1.72	26.28	15.80	190.13
BOFI	Bofi Holding, Inc. Of CA*	18.48	11,430	211.2	19.00	11.46	18.61	-0.70	20.94	13.72	2.23	1.60	15.64	15.64	199.30
BYFC	Broadway Financial Corp. of CA*	1.35	1,745	2.4	2.42	1.20	1.37	-1.46	-42.55	-13.46	-6.06	-6.04	3.55	3.55	236.90
BRKL	Brookline Bancorp, Inc. of MA*	8.95	70,041	626.9	9.78	7.12	8.96	-0.11	3.95	6.04	0.40	0.45	8.53	6.18	69.63
CITZ	CFS Bancorp, Inc of Munster IN*	5.38	10,699	57.6	6.29	4.11	5.46	-1.47	-2.54	24.83	-0.98	-1.09	9.66	9.66	109.41
CMSB	CMS Bancorp Inc of W Plains NY*	7.00	1,863	13.0	9.90	6.86	7.20	-2.78	-28.57	-14.00	-0.08	-0.30	11.75	11.75	132.67
CBNJ	Cape Bancorp, Inc. of NJ*	8.19	13,314	109.0	10.40	6.44	8.23	-0.49	-19.86	4.33	0.10	0.24	11.09	9.37	79.54
CFFN	Capitol Federal Fin Inc. of KS*	11.69	165,299	1,932.3	12.16	10.28	11.72	-0.26	-0.51	1.30	0.23	0.39	11.73	11.73	57.17
CARV	Carver Bancorp, Inc. of NY*	4.28	3,697	15.8	18.30	1.10	4.95	-13.54	-49.94	-48.37	-5.68	-5.65	4.20	4.20	181.43
CEBK	Central Bncrp of Somerville MA*	30.50	1,691	51.6	30.95	16.02	30.50	0.00	71.83	78.89	0.62	-0.29	20.60	19.28	308.31
CFBK	Central Federal Corp. of OH*	1.50	821	1.2	5.45	1.36	1.58	-5.06	-71.15	-51.61	-5.95	-6.47	2.54	2.45	294.08
CHFN	Charter Fin Corp MHC GA (38.4)	8.79	18,239	100.7	10.95	7.60	8.75	0.46	-18.00	-5.08	0.19	0.24	7.52	7.20	58.71
CHEV	Cheviot Financial Corp. of OH*	8.51	7,597	64.7	11.09	8.01	8.55	-0.47	-21.49	-1.96	0.49	0.38	13.94	12.46	84.17
CBNK	Chicopee Bancorp, Inc. of MA*	14.50	5,553	80.5	14.96	11.71	14.64	-0.96	0.69	2.84	0.26	0.24	16.16	16.16	108.96
CZWI	Citizens Comm Bncorp Inc of WI*	6.15	5,133	31.6	6.77	4.51	6.05	1.65	18.04	19.88	0.00	0.02	10.36	10.29	103.02
CSBC	Citizens South Bnkg Corp of NC*	6.30	11,506	72.5	6.44	2.90	6.14	2.61	39.07	80.00	-0.16	0.09	6.04	5.93	93.33
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.07	26,138	96.7	11.38	8.88	9.95	1.21	-4.91	8.51	0.32	0.31	7.09	7.09	42.74
COBK	Colonial Financial Serv. of NJ*	13.23	3,901	51.6	13.40	10.54	12.92	2.40	3.85	6.18	0.70	0.64	18.34	18.34	163.79
CFFC	Community Fin. Corp. of VA*	3.90	4,362	17.0	4.11	2.26	3.56	9.55	4.56	18.90	0.41	0.23	8.62	8.62	116.81
DCOM	Dime Community Bancshars of NY*	13.34	35,170	469.2	15.17	9.61	13.50	-1.19	-1.26	5.87	1.32	1.34	10.47	8.89	114.27
ESBF	ESB Financial Corp. of PA*	12.63	14,641	184.9	14.71	9.85	12.84	-1.64	13.48	-10.23	1.08	1.05	12.76	9.88	135.19
ESSA	ESSA Bancorp, Inc. of PA*	10.41	11,875	123.6	12.65	9.34	10.42	-0.10	-8.44	-0.57	0.39	0.36	13.64	13.50	93.83
EBMT	Eagle Bancorp Montanta of MT*	10.20	3,879	39.6	10.98	9.48	10.10	0.99	-6.42	3.55	0.53	0.24	13.78	13.78	85.63
FFCO	FedFirst Financial Corp of PA*	14.25	2,912	41.5	16.50	12.66	14.05	1.42	-4.23	4.01	0.36	0.29	20.05	19.64	117.82
FSBI	Fidelity Bancorp, Inc. of PA*	11.39	3,065	34.9	12.11	8.00	11.00	3.55	41.14	13.33	0.42	0.43	14.76	13.90	217.23
FBSI	First Bancshares, Inc. of MO*	6.00	1,551	9.3	9.49	4.80	5.30	13.21	0.50	18.81	-2.25	-2.27	10.69	10.66	127.07
FCAP	First Capital, Inc. of IN*	21.00	2,786	58.5	21.95	16.65	20.57	2.09	23.89	13.33	1.44	1.25	18.30	16.36	158.43
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,687	46.1	7.15	5.74	6.00	0.00	-14.29	-1.64	0.25	0.14	10.13	8.55	72.38
FBNK	First Connecticut Bncorp of CT*	13.02	17,880	232.8	14.21	10.24	13.04	-0.15	30.20	0.08	-0.23	0.00	13.99	13.99	93.80
FDEF	First Defiance Fin. Corp of OH*	15.98	9,728	155.5	17.76	12.60	15.97	0.06	10.21	9.53	1.54	1.02	25.15	18.23	220.22
FFNM	First Fed of N. Michigan of MI*	3.46	2,884	10.0	4.29	2.52	3.51	-1.42	-2.54	20.98	0.41	0.32	8.71	8.62	74.94
FFBH	First Fed. Bancshares of AR(8)*	7.65	19,303	147.7	10.33	4.30	8.24	-7.16	-23.50	77.08	-0.99	-1.01	3.57	3.56	30.00
FFNW	First Fin NW, Inc of Renton WA*	7.57	18,501	140.1	8.15	4.06	7.85	-3.57	34.70	28.31	0.19	0.12	9.87	9.87	56.07
BANC	First PacTrust Bancorp of CA*	11.10	11,610	128.9	16.73	10.00	10.72	3.54	-28.11	8.29	-0.34	-0.38	13.10	13.10	93.29
FSFG	First Savings Fin. Grp. of IN*	18.00	2,286	41.1	19.04	14.79	17.61	2.21	10.91	6.38	1.59	1.57	27.05	23.57	238.95
FFIC	Flushing Fin. Corp. of NY*	13.07	30,920	404.1	14.48	10.00	13.04	0.23	0.08	3.48	1.12	1.12	13.68	13.13	140.94
FXCB	Fox Chase Bancorp, Inc. of PA*	12.85	12,754	163.9	13.99	11.85	13.10	-1.91	-3.75	1.74	0.37	0.33	14.55	14.55	79.04
FRNK	Franklin Financial Corp. of VA*	15.07	14,303	215.5	15.39	10.69	15.08	-0.07	25.79	27.28	0.14	0.32	18.38	18.38	76.90
GCBC	Green Co Bcrp MHC of NY (44.4)	18.09	4,167	32.8	19.50	16.65	17.56	3.02	2.78	6.35	1.41	1.41	12.42	12.42	138.87
HFFC	HF Financial Corp. of SD*	12.16	7,039	85.6	12.99	7.76	12.14	0.16	12.07	12.91	0.19	0.33	13.72	13.10	169.93
HMNF	HMN Financial, Inc. of MN*	3.28	4,424	14.5	3.50	1.50	3.26	0.61	20.15	69.07	-2.49	-2.71	7.81	7.81	159.68
HBNK	Hampden Bancorp, Inc. of MA*	13.00	6,086	79.1	13.49	10.77	13.39	-2.91	-2.99	10.17	0.35	0.30	14.37	14.37	100.41
HARL	Harleysville Svgs Fin Cp of PA*	17.99	3,728	67.1	19.48	11.57	17.99	0.00	19.30	25.45	1.52	1.71	15.56	15.56	225.93
HBOS	Heritage Fin Group, Inc of GA*	12.35	8,669	107.1	12.59	10.01	12.06	2.40	4.22	4.66	0.41	0.51	14.43	13.89	124.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HIFS	Hingham Inst. for Sav. of MA*	58.20	2,126	123.7	59.44	45.75	56.75	2.56	11.92	21.76	5.84	5.84	39.94	39.94	541.15
HBCP	Home Bancorp Inc. Lafayette LA*	16.69	7,762	129.5	17.70	13.66	17.03	-2.00	15.98	7.68	0.82	0.93	17.74	17.42	126.20
HFBL	Home Federal Bancorp Inc of LA*	14.60	2,969	43.3	22.00	12.76	14.76	-1.08	12.31	2.89	0.86	0.30	16.97	16.97	89.69
HMST	HomeStreet, Inc. of WA*	34.52	7,064	243.8	35.55	22.66	33.45	3.20	-21.55	-21.55	-1.24	-1.24	47.87	47.87	681.25
HFBC	HopFed Bancorp, Inc. of KY*	7.05	7,494	52.8	9.05	4.98	7.50	-6.00	-10.08	9.30	0.59	0.34	13.45	13.39	140.68
HCBK	Hudson City Bancorp, Inc of NJ*	6.33	528,133	3,343.1	9.16	5.09	6.08	4.11	-29.82	1.28	-0.20	0.71	8.74	8.45	83.57
IROQ	IF Bancorp, Inc. of IL*	12.31	4,811	59.2	13.49	10.70	12.50	-1.52	23.10	9.71	0.22	0.13	17.66	17.66	101.87
ISBC	Investors Bcrp MHC of NJ(42.5)	15.07	111,908	754.2	15.63	12.02	14.88	1.28	3.36	11.80	0.71	0.70	8.90	8.50	100.64
JXSB	Jacksonville Bancorp Inc of IL*	17.34	1,921	33.3	17.98	12.50	16.85	2.91	36.00	26.11	1.80	1.51	21.81	20.39	165.16
JFBI	Jefferson Bancshares Inc of TN*	1.94	6,632	12.9	3.59	1.84	1.94	0.00	-44.73	-16.02	-0.77	-0.70	7.85	7.60	80.52
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
KFFG	Kaiser Federal Fin Group of CA*	14.00	9,173	128.4	14.70	11.00	13.88	0.86	15.04	9.20	0.89	0.89	17.02	16.59	103.02
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.32	66,972	167.0	10.16	7.99	9.24	0.87	0.65	-1.89	0.12	0.10	7.26	5.63	43.45
LSBI	LSB Fin. Corp. of Lafayette IN*	17.70	1,556	27.5	20.90	11.31	17.70	0.00	14.49	31.11	0.60	0.01	23.64	23.64	238.79
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.26	4,572	19.1	9.75	7.50	8.98	3.12	-3.54	15.75	0.74	0.53	12.38	10.44	102.65
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.00	5,929	24.5	10.85	8.29	10.00	0.00	-6.98	4.71	0.63	0.68	10.85	10.85	83.34
LABC	Louisiana Bancorp, Inc. of LA*	16.10	3,239	52.1	16.66	14.75	16.20	-0.62	5.23	1.58	0.64	0.52	17.98	17.98	98.59
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.41	5,087	11.6	6.84	4.23	5.75	-5.91	-1.64	23.23	0.14	0.14	8.01	8.01	68.87
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.15	5,807	10.7	7.00	2.29	4.39	-5.47	-27.70	68.70	0.00	-0.09	7.69	7.69	89.60
MLVF	Malvern Fed Bncp MHC PA(44.5)	8.00	6,103	21.8	9.00	5.51	8.43	-5.10	5.26	35.59	0.13	0.06	10.14	10.14	106.77
MFLR	Mayflower Bancorp, Inc. of MA*	10.50	2,063	21.7	10.90	6.50	10.81	-2.87	21.25	34.44	0.59	0.38	10.61	10.61	121.94
EBSB	Meridian Fn Serv MHC MA (40.8)	13.13	22,145	124.1	13.95	10.68	13.09	0.31	-1.35	5.46	0.49	0.26	10.14	9.52	91.84
CASH	Meta Financial Group of IA*	20.50	3,202	65.6	25.99	13.40	20.50	0.00	52.99	23.12	4.45	2.96	27.28	26.71	498.94
NASB	NASB Fin, Inc. of Grandview MO*	16.15	7,868	127.1	19.00	9.25	15.32	5.42	40.19	50.79	2.11	-0.61	19.89	19.59	151.53
NECB	NE Comm Bncrp MHC of NY (43.2)	5.78	12,645	34.4	7.29	5.19	5.64	2.48	-9.97	3.03	0.14	0.14	8.48	8.34	40.06
NHTB	NH Thrift Bancshares of NH*	12.57	5,835	73.3	13.79	9.78	12.30	2.20	-4.27	11.24	1.18	0.64	15.20	10.02	187.55
NVSL	Naugatuck Valley Fin Crp of CT*	7.65	7,002	53.6	8.50	6.73	7.62	0.39	-4.85	12.67	0.16	0.00	11.66	11.66	81.71
NFSB	Newport Bancorp, Inc. of RI*	13.50	3,506	47.3	14.60	12.00	13.95	-3.23	-4.05	7.40	0.44	0.44	14.89	14.89	133.35
NFBK	Northfield Bcp MHC of NY(41.8)	13.54	40,071	258.4	16.49	11.68	13.86	-2.31	-1.17	-4.38	0.42	0.48	9.55	9.15	59.32
NWBI	Northwest Bancshares Inc of PA*	11.74	97,593	1,145.7	13.36	10.74	11.78	-0.34	-3.77	-5.63	0.64	0.64	11.91	10.13	82.68
OBAF	OBA Financial Serv. Inc of MD*	15.05	4,177	62.9	15.25	13.50	15.10	-0.33	1.07	4.95	0.07	0.07	18.15	18.15	93.80
OSHC	Ocean Shore Holding Co. of NJ*	11.97	7,212	86.3	12.55	9.80	11.99	-0.17	-3.62	16.67	0.72	0.82	14.64	13.80	139.03
OCFC	OceanFirst Fin. Corp of NJ*	14.35	18,594	266.8	15.00	10.78	14.40	-0.35	7.65	9.79	1.14	1.04	11.86	11.86	121.61
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.00	6,348	26.7	12.62	10.90	12.00	0.00	-2.04	0.00	0.59	0.58	12.94	12.94	59.37
OABC	OmniAmerican Bancorp Inc of TX*	19.77	11,194	221.3	20.71	13.01	20.06	-1.45	33.04	25.92	0.38	0.27	17.92	17.92	122.04
ONFC	Oneida Financial Corp. of NY*	9.91	6,913	68.5	11.05	8.30	9.96	-0.50	14.30	4.32	0.93	0.84	12.86	9.26	101.22
ORIT	Oritani Financial Corp of NJ*	13.95	45,452	634.1	15.13	11.57	13.92	0.22	12.50	9.24	0.67	0.69	11.24	11.24	58.23
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.45	6,529	12.5	5.59	4.04	4.46	-0.22	-19.96	-1.11	0.12	0.43	7.33	6.23	69.18
PVFC	PVF Capital Corp. of Solon OH*	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
PBHC	Pathfinder BC MHC of NY (36.3)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
PEOP	Peoples Fed Bancshrs Inc of MA*	16.05	6,965	111.8	16.75	12.50	16.39	-2.07	15.30	12.63	0.39	0.38	16.28	16.28	80.10
PBCT	Peoples United Financial of CT*	11.93	353,350	4,215.5	13.96	10.50	11.65	2.40	-10.23	-7.16	0.58	0.62	14.66	8.52	78.70
PBSK	Poage Bankshares, Inc. of KY*	12.07	3,372	40.7	12.95	10.76	11.84	1.94	20.70	10.53	0.53	0.41	17.72	17.72	94.60
PROV	Provident Fin. Holdings of CA*	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
PBNY	Provident NY Bncrp, Inc. of NY*	7.93	37,899	300.5	9.23	5.47	8.15	-2.70	-11.30	19.43	0.34	0.22	11.60	7.25	84.72
PBIP	Prudential Bncp MHC PA (25.4)	5.32	9,951	16.1	6.29	4.80	5.59	-4.83	-14.05	2.70	0.26	0.28	5.86	5.86	50.23
PULB	Pulaski Fin Cp of St. Louis MO*	7.28	10,756	78.3	8.07	6.15	7.31	-0.41	1.11	3.12	0.58	0.23	8.45	8.08	122.47
RIVR	River Valley Bancorp of IN*	16.22	1,514	24.6	17.13	13.34	15.70	3.31	1.31	4.65	0.79	0.36	18.58	18.53	267.09
RVSB	Riverview Bancorp, Inc. of WA*	1.40	22,472	31.5	3.18	1.27	1.42	-1.41	-54.10	-40.93	-1.41	-1.41	3.36	2.22	38.09
RCKB	Rockville Fin New, Inc. of CT*	11.13	28,840	321.0	11.99	8.89	11.44	-2.71	16.79	7.43	0.42	0.43	11.36	11.32	64.33
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.05	30,321	67.0	11.22	7.80	8.13	-0.98	-24.27	-18.19	0.22	0.20	7.17	7.11	62.52
SIFI	SI Financial Group, Inc. of CT*	11.27	10,576	119.2	11.75	8.76	11.38	-0.97	8.68	14.42	0.25	0.13	12.44	12.11	92.10
SPBC	SP Bancorp, Inc. of Plano, TX*	12.75	1,717	21.9	12.75	9.91	12.38	2.99	6.43	23.91	0.58	-0.21	19.19	19.19	159.10
SVBI	Severn Bancorp, Inc. of MD*	2.69	10,067	27.1	4.25	2.09	3.39	-20.65	-36.71	9.35	-0.05	-0.11	7.80	7.77	89.45
STND	Standard Financial Corp. of PA*	16.75	3,413	57.2	16.75	13.49	16.52	1.39	9.05	9.48	0.94	0.91	23.12	20.38	131.64
SIBC	State Investors Bancorp of LA*	12.32	2,910	35.9	12.65	10.10	12.15	1.40	23.20	12.82	0.36	0.59	16.63	16.63	85.37
THRD	TF Fin. Corp. of Newtown PA*	25.20	2,834	71.4	26.50	18.54	24.50	2.86	15.44	10.92	1.58	1.29	27.71	26.18	244.68
TFSL	TFS Fin Corp MHC of OH (26.4)	9.62	308,916	781.1	10.28	7.56	9.46	1.69	-3.32	7.37	0.08	0.08	5.83	5.79	36.54
TBNK	Territorial Bancorp, Inc of HI*	21.44	11,007	236.0	22.01	18.62	21.09	1.66	10.29	8.56	1.16	1.16	19.44	19.42	139.69
TSBK	Timberland Bancorp, Inc. of WA*	4.85	7,045	34.2	6.29	3.25	4.80	1.04	-17.52	22.78	-0.05	-0.18	10.20	9.35	105.42
TRST	TrustCo Bank Corp NY of NY*	5.27	93,549	493.0	5.93	3.93	5.26	0.19	-7.38	-6.06	0.37	0.36	3.68	3.68	46.76
UCBA	United Comm Bncp MHC IN (40.7)	5.77	7,835	18.4	7.14	5.29	5.55	3.96	-12.18	4.34	0.31	0.19	7.07	6.63	64.28
UCFC	United Community Fin. of OH*	2.05	32,876	67.4	2.54	0.87	1.97	4.06	62.70	61.42	0.03	-0.17	5.78	5.77	62.11
UBNK	United Financial Bncrp of MA*	15.23	15,598	237.6	17.02	13.49	15.83	-3.79	-0.65	-5.34	0.74	0.73	14.57	14.02	106.44
WSB	WSB Holdings, Inc. of Bowie MD*	2.85	7,995	22.8	4.60	2.08	2.99	-4.68	1.79	22.32	0.16	0.00	6.78	6.78	47.09

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/ Share(1)	Shares Outst-anding	Market Capital-ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	MostRcnt YrEnd(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Book Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
WSFS	WSFS Financial Corp. of DE*	37.68	8,705	328.0	44.51	29.90	37.00	1.84	-7.15	4.78	2.54	2.06	39.51	35.59	497.09
WVFC	WVS Financial Corp. of PA*	7.72	2,058	15.9	10.51	6.63	7.93	-2.65	-14.32	-14.70	0.78	0.82	14.57	14.57	149.03
WAFD	Washington Federal, Inc. of WA*	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77
WSBF	Waterstone Fin MHC of WI(26.2)	3.99	31,250	32.7	4.56	1.72	3.97	0.50	42.50	111.11	-0.12	-1.10	5.40	5.38	54.36
WAYN	Wayne Savings Bancshares of OH*	8.44	3,004	25.4	9.48	7.11	8.50	-0.71	0.48	8.76	0.49	0.46	13.18	12.55	136.11
WEBK	Wellesley Bancorp, Inc. of MA*	14.50	2,407	34.9	15.20	11.45	14.25	1.75	45.00	45.00	0.27	0.27	17.92	17.92	130.53
WFD	Westfield Fin. Inc. of MA*	7.15	26,602	190.2	8.71	6.29	7.08	0.99	-12.80	-2.85	0.21	0.21	8.64	8.63	47.47
WBKC	Wolverine Bancorp, Inc. of MI*	16.00	2,504	40.1	16.29	12.11	15.75	1.59	9.22	13.48	0.48	0.28	26.05	26.05	116.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(109)	12.16	11.53	0.20	1.32	3.56	0.09	0.17	3.54	46.96	1.55	18.84	79.31	9.78	85.86	19.53	0.21	1.67	25.22
NYSE Traded Companies(5)	10.11	7.35	0.46	3.44	1.92	-0.08	-2.83	3.48	34.25	1.45	14.84	76.58	8.32	113.27	15.94	0.42	3.32	43.05
NASDAQ Listed OTC Companies(104)	12.24	11.69	0.19	1.24	3.63	0.10	0.29	3.54	47.49	1.55	19.02	79.42	9.84	84.79	19.73	0.20	1.61	24.70
California Companies(5)	10.16	10.09	0.02	-2.86	6.15	-0.33	-6.38	5.83	31.17	1.96	11.61	81.23	8.87	81.67	13.64	0.19	2.15	15.82
Mid-Atlantic Companies(32)	11.82	10.85	0.42	4.73	5.07	0.43	4.83	3.31	38.84	1.40	17.82	85.27	9.95	96.01	18.25	0.29	2.33	33.07
Mid-West Companies(28)	10.73	10.33	-0.04	-1.53	2.55	-0.32	-4.53	4.13	36.00	1.92	15.54	67.08	7.37	70.34	19.43	0.20	1.63	22.01
New England Companies(19)	13.71	12.72	0.43	3.51	3.48	0.42	3.27	1.63	69.61	1.08	23.03	95.66	12.69	106.97	22.08	0.27	1.83	28.88
North-West Companies(6)	11.41	10.54	-0.66	-7.07	-3.63	-0.72	-7.57	9.11	18.58	2.19	27.97	63.72	7.63	70.42	16.92	0.05	0.32	15.38
South-East Companies(14)	14.32	14.23	0.22	0.25	3.67	0.14	-0.45	3.42	77.25	1.56	22.46	70.18	10.70	70.82	23.40	0.06	0.48	12.45
South-West Companies(2)	13.37	13.37	0.35	2.58	3.24	0.05	0.20	2.88	22.99	1.00	21.98	88.38	12.11	88.38	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	15.00	15.00	0.73	4.92	5.30	0.56	3.86	0.97	30.99	0.55	18.86	92.15	13.63	92.21	18.48	0.37	2.45	46.32
Thrift Strategy(103)	12.24	11.65	0.20	1.27	3.67	0.11	0.33	3.46	47.47	1.52	19.00	79.30	9.84	85.49	19.56	0.21	1.67	25.45
Mortgage Banker Strategy(2)	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
Real Estate Strategy(1)	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.29	9.48	0.65	4.84	5.80	0.63	4.43	2.23	44.74	1.45	17.70	88.37	11.37	122.95	18.77	0.56	3.32	18.90
Companies Issuing Dividends(68)	12.25	11.35	0.43	3.44	4.69	0.34	2.69	2.71	53.60	1.36	17.97	86.93	10.58	96.55	19.30	0.34	2.67	38.39
Companies Without Dividends(41)	12.01	11.82	-0.18	-2.41	1.32	-0.33	-4.27	4.89	36.13	1.85	22.10	66.55	8.45	67.94	20.61	0.00	0.00	0.00
Equity/Assets <6%(7)	3.48	3.45	-1.44	-19.91	21.71	-1.62	-23.48	9.15	27.79	3.39	4.61	54.80	1.72	55.43	6.93	0.09	0.92	11.69
Equity/Assets 6-12%(50)	9.16	8.73	0.15	1.87	2.82	0.01	0.39	3.74	36.37	1.56	15.26	78.37	7.06	83.30	17.45	0.21	1.57	26.30
Equity/Assets >12%(52)	15.99	15.10	0.44	2.86	3.86	0.36	2.24	2.68	58.59	1.33	22.41	83.02	13.28	91.78	22.42	0.23	1.85	24.66
Actively Traded Companies(3)	9.42	8.73	0.72	7.92	6.09	0.61	6.72	1.87	50.05	1.20	13.04	129.22	11.32	137.44	13.44	0.51	1.43	26.72
Market Value Below $20 Million(11)	6.47	6.43	-0.99	-13.30	7.83	-1.09	-14.84	6.85	29.70	2.52	9.28	48.36	2.89	48.69	12.39	0.02	0.46	6.84
Holding Company Structure(100)	12.09	11.40	0.18	1.01	3.53	0.07	-0.15	3.54	46.99	1.56	18.97	78.88	9.75	86.02	19.50	0.22	1.77	26.46
Assets Over $1 Billion(51)	12.08	11.10	0.39	3.73	3.71	0.29	2.56	3.17	45.02	1.46	17.55	88.33	10.72	99.37	19.86	0.31	2.44	31.99
Assets $500 Million-$1 Billion(29)	11.22	10.72	-0.09	-0.60	3.21	-0.20	-1.81	4.59	33.94	1.70	18.32	71.70	8.26	75.68	17.35	0.11	0.90	22.42
Assets $250-$500 Million(24)	13.91	13.72	0.30	1.17	3.45	0.14	0.06	3.16	70.12	1.51	21.39	73.90	10.40	75.33	21.46	0.17	1.32	19.17
Assets less than $250 Million(5)	9.85	9.82	-0.53	-11.09	4.54	-0.57	-12.10	3.13	36.11	1.74	21.33	57.71	5.91	58.26	15.85	0.00	0.00	0.00
Goodwill Companies(67)	11.43	10.38	0.24	1.37	4.17	0.12	0.08	3.28	42.86	1.53	17.35	78.18	9.07	88.96	19.30	0.27	2.16	33.98
Non-Goodwill Companies(41)	13.45	13.45	0.15	1.24	2.79	0.05	0.31	3.77	54.42	1.55	21.68	81.28	11.02	81.28	20.18	0.13	0.94	13.55
Acquirors of FSLIC Cases(1)	14.18	12.52	0.83	5.98	6.21	0.79	5.70	0.00	0.00	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
NASDAQ Listed OTC Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Mid-Atlantic Companies(14)	12.38	11.83	0.48	4.07	3.64	0.46	3.87	3.65	39.79	1.34	24.65	106.81	13.27	113.75	23.17	0.18	1.72	23.99
Mid-West Companies(5)	15.13	13.62	0.41	2.61	2.79	-0.02	-1.70	4.60	27.71	1.44	22.35	101.57	16.35	112.98	27.92	0.20	2.80	10.81
New England Companies(2)	10.82	9.79	0.36	3.31	3.21	0.45	4.33	2.99	22.59	1.10	31.94	95.10	10.36	104.67	10.35	0.08	1.80	0.00
South-East Companies(2)	17.30	17.06	0.66	3.57	3.54	0.70	3.86	0.91	23.89	1.43	20.34	104.81	17.59	107.41	28.66	0.30	2.80	67.80
Thrift Strategy(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Companies Issuing Dividends(16)	14.09	13.19	0.54	4.02	4.06	0.53	3.99	3.18	35.19	1.29	25.38	100.70	14.39	109.11	24.69	0.26	2.95	42.89
Companies Without Dividends(7)	11.40	10.90	0.31	2.80	1.92	0.01	-0.25	4.56	31.85	1.48	22.83	113.12	13.32	119.42	20.26	0.00	0.00	0.00
Equity/Assets <6%(1)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
Equity/Assets 6-12%(11)	10.29	10.00	0.36	3.62	3.01	0.19	1.83	4.84	30.40	1.43	26.53	96.74	9.86	99.81	22.12	0.17	2.07	12.41
Equity/Assets >12%(11)	16.97	15.71	0.57	3.53	3.39	0.57	3.48	2.54	34.32	1.27	24.72	113.08	19.08	124.66	26.59	0.20	2.10	31.83
Holding Company Structure(21)	13.19	12.34	0.45	3.56	3.35	0.35	2.51	3.73	34.70	1.40	24.70	103.34	13.78	111.85	23.78	0.19	2.14	25.73
Assets Over $1 Billion(10)	13.32	12.54	0.41	3.11	2.10	0.21	1.12	3.82	39.02	1.50	29.66	128.84	17.37	138.21	29.71	0.12	1.26	11.43
Assets $500 Million-$1 Billion(5)	11.84	11.66	0.41	3.86	3.44	0.34	3.14	5.33	30.82	1.70	15.72	85.66	9.71	86.97	21.60	0.28	3.01	49.65
Assets $250-$500 Million(7)	12.29	11.73	0.54	4.32	5.34	0.57	4.57	2.59	34.48	1.01	22.49	81.97	10.16	87.98	19.84	0.18	2.14	30.11
Assets less than $250 Million(1)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	0.00
Goodwill Companies(15)	13.56	12.38	0.42	3.27	3.14	0.29	1.90	3.66	36.01	1.51	25.94	109.28	14.94	121.19	24.81	0.16	2.08	13.63
Non-Goodwill Companies(8)	12.72	12.72	0.55	4.36	3.91	0.54	4.20	3.74	30.46	1.04	23.27	95.47	12.42	95.47	23.06	0.23	2.01	40.47
MHC Institutions(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	7.42	6.41	0.29	3.95	5.64	0.27	3.72	2.78	31.48	1.12	17.75	70.16	5.21	82.12	18.85	0.16	1.77	31.37
BBX	BankAtlantic Bancorp Inc of FL(8)*	0.19	-0.18	-1.38	NM	NM	-0.86	NM	11.42	1.63	1.57	NM	NM	2.13	NM	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	6.61	6.54	-0.41	-4.81	-13.16	-2.39	-28.37	7.52	26.63	2.52	NM	46.63	3.08	47.20	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.97	7.63	1.13	8.51	8.58	0.98	7.34	1.02	38.83	0.55	11.65	98.83	12.81	178.12	13.51	1.00	7.87	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.42	8.81	0.83	6.10	6.62	0.81	5.97	2.59	40.07	1.59	15.12	90.71	12.18	145.64	15.44	0.52	3.62	54.74
	NASDAQ Listed OTC Companies																		
ASBB	ASB Bancorp, Inc. of NC*	14.48	14.48	0.11	0.98	1.16	-0.12	-1.04	3.67	36.15	2.50	NM	67.04	9.71	67.04	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.12	17.12	0.21	1.17	1.52	0.21	1.17	4.38	19.44	1.35	NM	78.47	13.44	78.47	NM	0.20	1.68	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.14	11.14	-1.24	-10.70	-22.25	-1.29	-11.15	NA	NA	1.92	NM	50.38	5.61	50.38	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.24	17.14	0.68	3.87	4.87	0.29	1.64	3.41	43.12	1.91	20.55	78.95	13.61	79.49	NM	0.20	1.33	27.40
ACFC	Atlantic Coast Fin. Corp of GA*	5.83	5.83	-1.08	-17.06	NM	-1.51	-23.86	8.53	20.40	2.42	NM	12.65	0.74	12.66	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	18.37	18.37	-0.13	-0.92	-0.73	-0.01	-0.10	0.65	110.50	0.92	NM	85.75	15.75	85.75	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.29	10.28	-1.88	-17.05	-29.26	-2.09	-18.87	4.46	25.05	1.86	NM	60.69	6.25	60.79	NM	0.04	1.14	NM
BFIN	BankFinancial Corp. of IL*	13.05	12.84	-2.80	-19.78	NM	-2.82	-19.87	7.24	28.20	2.61	NM	72.37	9.44	73.67	NM	0.04	0.58	NM
BFED	Beacon Federal Bancorp of NY*	11.12	11.12	0.52	4.83	6.40	0.74	6.81	4.00	33.70	1.81	15.63	74.81	8.32	74.81	11.09	0.28	2.04	31.82
BNCL	Beneficial Mut MHC of PA(43.3)	13.77	11.40	0.34	2.57	2.32	0.34	2.57	2.67	44.95	2.16	NM	109.38	15.06	135.69	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	13.82	8.79	0.56	4.12	4.34	1.00	7.31	0.94	86.33	1.07	23.05	85.08	11.76	141.52	13.00	0.68	3.04	70.10
BOFI	Bofi Holding, Inc. Of CA*	7.85	7.85	1.24	14.94	12.07	0.89	10.72	1.11	33.13	0.49	8.29	118.16	9.27	118.16	11.55	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.50	1.50	-2.43	-40.03	NM	-2.42	-39.89	16.79	23.04	4.53	NM	38.03	0.57	38.03	NM	0.04	2.96	NM
BRKL	Brookline Bancorp, Inc. of MA*	12.25	9.19	0.80	5.35	4.47	0.90	6.02	0.81	87.13	0.87	22.38	104.92	12.85	144.82	19.89	0.34	3.80	NM
CITZ	CFS Bancorp, Inc of Munster IN*	8.83	8.83	-0.91	-9.51	-18.22	-1.01	-10.57	6.31	15.93	1.66	NM	55.69	4.92	55.69	NM	0.04	0.74	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.86	8.86	-0.06	-0.68	-1.14	-0.22	-2.54	2.45	24.60	0.83	NM	59.57	5.28	59.57	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	13.94	12.04	0.12	0.92	1.22	0.30	2.20	3.99	29.27	1.69	NM	73.85	10.30	87.41	34.13	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.52	20.52	0.40	2.17	1.97	0.68	3.67	0.87	19.15	0.24	NM	99.66	20.45	99.66	29.97	0.30	2.57	NM
CARV	Carver Bancorp, Inc. of NY*	2.31	2.31	-3.02	NM	NM	-3.00	NM	14.07	21.63	4.25	NM	101.90	2.36	101.90	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	6.68	6.28	0.21	2.26	2.03	-0.10	-1.05	2.82	27.76	0.95	NM	148.06	9.89	158.20	NM	0.20	0.66	32.26
CFBK	Central Federal Corp. of OH*	0.86	0.83	-1.84	-42.84	NM	-2.00	-46.58	6.01	38.86	3.84	NM	59.06	0.51	61.22	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (38.4)	12.81	12.33	0.33	2.52	2.16	0.41	3.18	NA	NA	2.53	NM	116.89	14.97	122.08	36.63	0.20	2.28	NM
CHEV	Cheviot Financial Corp. of OH*	16.56	15.07	0.61	4.75	5.76	0.47	3.68	3.46	6.79	0.39	17.37	61.05	10.11	68.30	22.39	0.32	3.76	65.31
CBNK	Chicopee Bancorp, Inc. of MA*	14.83	14.83	0.24	1.59	1.79	0.22	1.47	1.36	54.44	0.98	NM	89.73	13.31	89.73	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.06	10.00	0.00	0.00	0.00	0.02	0.19	1.92	55.78	1.33	NM	59.36	5.97	59.77	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.47	6.36	-0.17	-1.98	-2.54	0.10	1.12	3.62	29.81	1.58	NM	104.30	6.75	106.24	NM	0.04	0.63	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	16.59	16.59	0.74	4.60	3.18	0.72	4.46	NA	NA	0.48	31.47	142.03	23.56	142.03	32.48	0.24	2.38	NM
COBK	Colonial Financial Serv. of NJ*	11.20	11.20	0.45	3.82	5.29	0.41	3.49	4.40	10.19	0.96	18.90	72.14	8.08	72.14	20.67	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.38	7.38	0.34	3.58	10.51	0.19	2.01	7.87	24.15	1.97	9.51	45.24	3.34	45.24	16.96	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.16	7.89	1.14	13.12	9.90	1.16	13.32	1.86	27.04	0.57	10.11	127.41	11.67	150.06	9.96	0.56	4.20	42.42
ESBF	ESB Financial Corp. of PA*	9.44	7.47	0.80	8.84	8.55	0.78	8.59	1.00	33.50	0.99	11.69	98.98	9.34	127.83	12.03	0.40	3.17	37.04
ESSA	ESSA Bancorp, Inc. of PA*	14.54	14.41	0.42	2.85	3.75	0.39	2.63	2.20	33.08	1.08	26.69	76.32	11.09	77.11	28.92	0.20	1.92	51.28
EBMT	Eagle Bancorp Montanta of MT*	16.09	16.09	0.62	3.87	5.20	0.28	1.75	1.62	31.65	0.89	19.25	74.02	11.91	74.02	NM	0.29	2.84	54.72
FFCO	FedFirst Financial Corp of PA*	17.02	16.73	0.31	1.77	2.53	0.25	1.43	1.33	67.81	1.25	39.58	71.07	12.09	72.56	NM	0.16	1.12	44.44
FSBI	Fidelity Bancorp, Inc. of PA*	6.79	6.42	0.19	2.53	3.69	0.20	2.59	4.27	16.84	1.12	27.12	77.17	5.24	81.94	26.49	0.08	0.70	19.05
FBSI	First Bancshares, Inc. of MO*	8.41	8.39	-1.72	-19.60	NM	-1.74	-19.77	1.46	66.03	1.96	NM	56.13	4.72	56.29	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	11.55	10.45	0.91	8.00	6.86	0.79	6.94	1.97	48.51	1.52	14.58	114.75	13.26	128.36	16.80	0.76	3.62	52.78
FCLF	First Clover Leaf Fin Cp of IL*	14.00	12.08	0.34	2.46	4.17	0.19	1.38	NA	NA	1.40	24.00	59.23	8.29	70.18	NM	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	14.91	14.91	-0.25	-1.84	-1.77	0.00	0.00	2.28	46.45	1.32	NM	93.07	13.88	93.07	NM	0.12	0.92	NM
FDEF	First Defiance Fin. Corp of OH*	11.42	8.55	0.72	5.48	9.64	0.48	3.63	2.45	54.84	1.94	10.38	63.54	7.26	87.66	15.67	0.20	1.25	12.99
FFNM	First Fed of N. Michigan of MI*	11.62	11.52	0.54	4.85	11.85	0.42	3.79	3.75	18.64	1.18	8.44	39.72	4.62	40.14	10.81	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR(8)*	11.90	11.87	-3.21	-31.33	-12.94	-3.28	-31.96	10.34	30.94	5.23	NM	214.29	25.50	214.89	NM	0.20	2.61	NM
FFNW	First Fin NW, Inc of Renton WA*	17.60	17.60	0.32	1.95	2.51	0.20	1.23	11.03	12.97	2.13	39.84	76.70	13.50	76.70	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	14.04	14.04	-0.42	-2.31	-3.06	-0.47	-2.58	4.39	23.50	1.33	NM	84.73	11.90	84.73	NM	0.48	4.32	NM
FSFG	First Savings Fin. Grp. of IN*	11.32	10.01	0.68	5.24	8.83	0.67	5.17	2.17	41.50	1.37	11.32	66.54	7.53	76.37	11.46	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.71	9.35	0.80	8.41	8.57	0.80	8.41	3.20	21.96	0.95	11.67	95.54	9.27	99.54	11.67	0.52	3.98	46.43
FXCB	Fox Chase Bancorp, Inc. of PA*	18.41	18.41	0.45	2.39	2.88	0.40	2.13	3.37	33.22	1.72	34.73	88.32	16.26	88.32	38.94	0.16	1.25	43.24
FRNK	Franklin Financial Corp. of VA*	23.90	23.90	0.18	0.87	0.93	0.41	1.98	4.78	22.73	2.38	NM	81.99	19.60	81.99	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.4)	8.94	8.94	1.05	11.91	7.79	1.05	11.91	1.36	74.03	1.88	12.83	145.65	13.03	145.65	12.83	0.70	3.87	49.65
HFFC	HF Financial Corp. of SD*	8.07	7.74	0.11	1.40	1.56	0.19	2.44	2.17	40.58	1.46	NM	88.63	7.16	92.82	36.85	0.45	3.70	NM
HMNF	HMN Financial, Inc. of MN*	4.89	4.89	-1.38	-17.27	NM	-1.50	-18.79	8.34	36.37	3.81	NM	42.00	2.05	42.00	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.31	14.31	0.37	2.35	2.69	0.32	2.02	2.61	32.51	1.27	37.14	90.47	12.95	90.47	NM	0.16	1.23	45.71
HARL	Harleysville Svgs Fin Cp of PA*	6.89	6.89	0.67	9.95	8.45	0.75	11.20	1.05	43.06	0.74	11.84	115.62	7.96	115.62	10.52	0.80	4.45	52.63
HBOS	Heritage Fin Group, Inc of GA*	11.63	11.24	0.34	2.88	3.32	0.43	3.59	1.60	44.42	1.34	30.12	85.59	9.95	88.91	24.22	0.16	1.30	39.02
HIFS	Hingham Inst. for Sav. of MA*	7.38	7.38	1.14	15.52	10.03	1.14	15.52	0.92	72.33	0.87	9.97	145.72	10.75	145.72	9.97	1.00	1.72	17.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.84	0.73	4.74	4.91	0.83	5.38	1.94	30.63	0.85	20.35	94.08	13.23	95.81	17.95	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.92	18.92	1.05	4.97	5.89	0.37	1.74	0.08	549.75	0.80	16.98	86.03	16.28	86.03	NM	0.24	1.64	27.91
HMST	HomeStreet, Inc. of WA*	7.03	7.03	-0.18	NM	-3.59	-0.18	NM	10.60	14.03	2.17	NM	72.11	5.07	72.11	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.56	9.52	0.42	3.86	8.37	0.24	2.22	1.81	55.64	1.89	11.95	52.42	5.01	52.65	20.74	0.08	1.13	13.56
HCBK	Hudson City Bancorp, Inc of NJ*	10.46	10.15	-0.22	-2.22	-3.16	0.77	7.89	2.64	24.13	0.97	NM	72.43	7.57	74.91	8.92	0.32	5.06	NM
IROQ	IF Bancorp, Inc. of IL*	17.34	17.34	0.22	1.61	1.79	0.13	0.95	1.45	46.72	1.31	NM	69.71	12.08	69.71	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(42.5)	8.84	8.48	0.76	8.32	4.71	0.75	8.21	1.45	75.51	1.35	21.23	169.33	14.97	177.29	21.53	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.21	12.45	1.12	8.68	10.38	0.94	7.28	1.44	72.79	1.95	9.63	79.50	10.50	85.04	11.48	0.30	1.73	16.67
JFBI	Jefferson Bancshares Inc of TN*	9.75	9.47	-0.93	-9.42	NM	-0.84	-8.57	5.51	23.14	1.95	NM	24.71	2.41	25.53	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	NM
KFFG	Kaiser Federal Fin Group of CA*	16.52	16.17	0.90	5.18	6.36	0.90	5.18	2.82	29.78	1.11	15.73	82.26	13.59	84.39	15.73	0.28	2.00	31.46
KRNY	Kearny Fin Cp MHC of NJ (25.0)	16.71	13.46	0.28	1.65	1.29	0.23	1.38	NA	NA	0.72	NM	128.37	21.45	165.54	NM	0.20	2.15	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.90	9.90	0.26	2.57	3.39	0.00	0.04	NA	NA	1.76	29.50	74.87	7.41	74.87	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	12.06	10.37	0.72	6.24	7.99	0.52	4.47	1.55	54.53	1.31	12.51	74.80	9.02	88.70	17.47	0.16	1.73	21.62
LSBK	Lake Shore Bnp MHC of NY(38.8)	13.02	13.02	0.76	6.08	6.30	0.82	6.56	0.62	43.05	0.49	15.87	92.17	12.00	92.17	14.71	0.28	2.80	44.44
LABC	Louisiana Bancorp, Inc. of LA*	18.24	18.24	0.65	3.55	3.98	0.53	2.88	0.60	90.95	0.85	25.16	89.54	16.33	89.54	30.96	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.63	11.63	0.20	1.75	2.59	0.20	1.75	7.72	10.71	1.17	38.64	67.54	7.86	67.54	38.64	0.12	2.22	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.58	8.58	0.00	0.00	0.00	-0.10	-1.18	8.81	8.30	1.04	NM	53.97	4.63	53.97	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.5)	9.50	9.50	0.12	1.30	1.63	0.05	0.60	3.80	32.59	1.70	NM	78.90	7.49	78.90	NM	0.12	1.50	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.70	8.70	0.49	5.62	5.62	0.31	3.62	NA	NA	0.90	17.80	98.96	8.61	98.96	27.63	0.24	2.29	40.68
EBSB	Meridian Fn Serv MHC MA (40.8)	11.04	10.44	0.55	4.93	3.73	0.29	2.62	2.98	23.29	0.99	26.80	129.49	14.30	137.92	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.47	5.36	1.10	17.62	21.71	0.73	11.72	1.13	26.46	1.46	4.61	75.15	4.11	76.75	6.93	0.52	2.54	11.69
NASB	NASB Fin, Inc. of Grandview MO*	13.13	12.95	1.34	11.11	13.07	-0.39	-3.21	10.23	30.18	3.68	7.65	81.20	10.66	82.44	NM	0.90	5.57	42.65
NECB	NE Comm Bncrp MHC of NY (43.2)	21.17	20.89	0.38	1.65	2.42	0.38	1.65	6.61	21.15	1.97	NM	68.16	14.43	69.30	NM	0.12	2.08	NM
NHTB	NH Thrift Bancshares of NH*	8.10	5.49	0.66	6.69	9.39	0.36	3.63	1.58	52.05	1.20	10.65	82.70	6.70	125.45	19.64	0.52	4.14	44.07
NVSL	Naugatuck Valley Fin Crp of CT*	14.27	14.27	0.19	1.47	2.09	0.00	0.00	4.81	26.21	1.57	NM	65.61	9.36	65.61	NM	0.12	1.57	NM
NFSB	Newport Bancorp, Inc. of RI*	11.17	11.17	0.34	3.01	3.26	0.34	3.01	0.76	103.40	1.03	30.68	90.66	10.12	90.66	30.68	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(41.8)	16.10	15.53	0.72	4.29	3.10	0.83	4.90	2.81	40.06	2.60	32.24	141.78	22.83	147.98	28.21	0.24	1.77	57.14
NWBI	Northwest Bancshares Inc of PA*	14.40	12.52	0.78	5.21	5.45	0.78	5.21	2.38	37.91	1.30	18.34	98.57	14.20	115.89	18.34	0.48	4.09	NM
OBAF	OBA Financial Serv. Inc of MD*	19.35	19.35	0.08	0.37	0.47	0.08	0.37	2.99	22.76	0.94	NM	82.92	16.04	82.92	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.99	0.55	5.01	6.02	0.62	5.71	NA	NA	0.54	16.63	81.76	8.61	86.74	14.60	0.24	2.01	33.33
OCFC	OceanFirst Fin. Corp of NJ*	9.75	9.75	0.93	9.88	7.94	0.85	9.01	2.62	30.76	1.16	12.59	120.99	11.80	120.99	13.80	0.48	3.34	42.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.80	21.80	1.00	4.63	4.92	0.98	4.55	0.91	23.89	0.32	20.34	92.74	20.21	92.74	20.69	0.40	3.33	67.80
OABC	OmniAmerican Bancorp Inc of TX*	14.68	14.68	0.32	2.12	1.92	0.23	1.51	2.36	23.94	1.07	NM	110.32	16.20	110.32	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.70	9.48	0.95	7.25	9.38	0.86	6.55	0.79	55.32	1.04	10.66	77.06	9.79	107.02	11.80	0.48	4.84	51.61
ORIT	Oritani Financial Corp of NJ*	19.30	19.30	1.17	5.37	4.80	1.20	5.53	0.89	124.25	1.56	20.82	124.11	23.96	124.11	20.22	0.60	4.30	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.60	9.15	0.17	1.69	2.70	0.60	6.04	3.00	21.88	1.20	37.08	60.71	6.43	71.43	10.35	0.16	3.60	NM
PVFC	PVF Capital Corp. of Solon OH*	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
PEOP	Peoples Fed Bancshrs Inc of MA*	20.32	20.32	0.50	2.35	2.43	0.48	2.29	1.61	39.35	0.84	NM	98.59	20.04	98.59	NM	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	18.63	11.74	0.77	3.93	4.86	0.82	4.21	2.36	27.88	0.89	20.57	81.38	15.16	140.02	19.24	0.64	5.36	NM
PBSK	Poage Bankshares, Inc. of KY*	18.73	18.73	0.57	3.44	4.39	0.44	2.66	0.85	56.61	0.86	22.77	68.12	12.76	68.12	29.44	0.16	1.33	30.19
PROV	Provident Fin. Holdings of CA*	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
PBNY	Provident NY Bncrp, Inc. of NY*	13.69	9.02	0.42	2.99	4.29	0.27	1.93	2.05	42.28	1.54	23.32	68.36	9.36	109.38	36.05	0.24	3.03	70.59
PBIP	Prudential Bncp MHC PA (25.4)	11.67	11.67	0.52	4.57	4.89	0.56	4.92	2.96	20.62	1.26	20.46	90.78	10.59	90.78	19.00	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.90	6.62	0.47	5.17	7.97	0.19	2.05	5.03	27.56	1.56	12.55	86.15	5.94	90.10	31.65	0.38	5.22	65.52
RIVR	River Valley Bancorp of IN*	6.96	6.94	0.30	3.64	4.87	0.14	1.66	4.42	17.78	1.25	20.53	87.30	6.07	87.53	NM	0.84	5.18	NM
RVSB	Riverview Bancorp, Inc. of WA*	8.82	6.01	-3.65	-32.19	NM	-3.65	-32.19	7.26	25.44	2.91	NM	41.67	3.68	63.06	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	17.66	17.61	0.67	3.64	3.77	0.69	3.73	0.89	102.61	1.09	26.50	97.98	17.30	98.32	25.88	0.36	3.23	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.47	11.38	0.35	3.07	2.73	0.32	2.79	NA	NA	0.64	36.59	112.27	12.88	113.22	NM	0.32	3.98	NM
SIFI	SI Financial Group, Inc. of CT*	13.51	13.20	0.28	2.03	2.22	0.14	1.06	1.68	32.85	0.84	NM	90.59	12.24	93.06	NM	0.12	1.06	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.06	12.06	0.37	3.04	4.55	-0.14	-1.10	3.39	22.03	0.93	21.98	66.44	8.01	66.44	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.69	-0.05	-0.48	-1.86	-0.12	-1.05	12.47	22.97	3.65	NM	34.49	3.01	34.62	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.56	15.81	0.73	4.12	5.61	0.71	3.99	1.15	82.30	1.44	17.82	72.45	12.72	82.19	18.41	0.18	1.07	19.15
SIBC	State Investors Bancorp of LA*	19.48	19.48	0.42	2.80	2.92	0.69	4.58	1.97	32.41	0.90	34.22	74.08	14.43	74.08	20.88	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.32	10.77	0.65	5.84	6.27	0.53	4.77	NA	NA	1.40	15.95	90.94	10.30	96.26	19.53	0.20	0.79	12.66
TFSL	TFS Fin Corp MHC of OH (26.4)	15.96	15.86	0.22	1.39	0.83	0.22	1.39	2.80	31.25	0.99	NM	165.01	26.33	166.15	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.92	13.90	0.84	5.96	5.41	0.84	5.96	0.32	30.33	0.21	18.48	110.29	15.35	110.40	18.48	0.44	2.05	37.93
TSBK	Timberland Bancorp, Inc. of WA*	9.68	8.94	-0.05	-0.40	-1.03	-0.17	-1.46	7.54	21.89	2.24	NM	47.55	4.60	51.87	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	7.87	7.87	0.83	11.18	7.02	0.81	10.88	1.25	88.47	1.92	14.24	143.21	11.27	143.21	14.64	0.26	4.93	70.27
UCBA	United Comm Bncp MHC IN (40.7)	11.00	10.39	0.51	4.45	5.37	0.31	2.73	6.08	18.02	1.90	18.61	81.61	8.98	87.03	30.37	0.44	7.63	NM
UCFC	United Community Fin. of OH*	9.31	9.29	0.05	0.53	1.46	-0.27	-3.03	8.55	19.77	2.51	NM	35.47	3.30	35.53	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.69	13.24	0.71	5.09	4.86	0.70	5.02	0.67	102.75	0.99	20.58	104.53	14.31	108.63	20.86	0.36	2.36	48.65
WSB	WSB Holdings, Inc. of Bowie MD*	14.40	14.40	0.33	2.39	5.61	0.00	0.00	9.39	16.94	1.82	17.81	42.04	6.05	42.04	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	7.95	7.22	0.53	5.75	6.74	0.43	4.66	2.09	61.60	2.00	14.83	95.37	7.58	105.87	18.29	0.48	1.27	18.90
WVFC	WVS Financial Corp. of PA*	9.78	9.78	0.64	5.51	10.10	0.67	5.79	0.60	29.79	0.99	9.90	52.99	5.18	52.99	9.41	0.16	2.07	20.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WAFD Washington Federal, Inc. of WA*	14.18	12.52	0.83	5.98	6.21	0.79	5.70	NA	NA	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77
WSBF Waterstone Fin MHC of WI(26.2)	9.93	9.90	-0.22	-2.21	-3.01	-1.99	-20.26	10.22	19.04	2.56	NM	73.89	7.34	74.16	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.68	9.26	0.36	3.73	5.81	0.34	3.51	3.01	31.25	1.94	17.22	64.04	6.20	67.25	18.35	0.24	2.84	48.98
WEBK Wellesley Bancorp, Inc. of MA*	13.73	13.73	0.21	1.97	1.86	0.21	1.97	2.35	47.72	1.48	NM	80.92	11.11	80.92	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	18.20	18.18	0.45	2.47	2.94	0.45	2.47	0.30	200.64	1.40	34.05	82.75	15.06	82.85	34.05	0.24	3.36	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.36	22.36	0.40	1.86	3.00	0.23	1.09	4.46	48.14	2.50	33.33	61.42	13.73	61.42	NM	0.00	0.00	0.00

EXHIBIT IV-2
LaPorte Bancorp, Inc.
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended	DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000: Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001: Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002: Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
Quarter 3	7591.9	815.3	1172.1	984.3	396.80
Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003: Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004: Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005: Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006: Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007: Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008: Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009: Quarter 1	7608.9	797.9	1528.6	542.8	170.1
Quarter 2	8447.0	919.3	1835.0	538.8	227.6
Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010: Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011: Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
Quarter 2	12414.3	1320.6	2773.5	540.8	266.8
Quarter 3	10913.4	1131.4	2415.4	443.2	198.9
Quarter 4	12217.6	1257.6	2605.2	481.4	221.3
2012: Quarter 1	13212.0	1408.5	3091.6	529.3	284.9
As of May 25, 2012	12454.8	1317.8	2837.5	505.5	244.7

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
LaPorte Bancorp, Inc.
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	Apr 30, 12	Mar 30, 12	Dec 30, 11	Apr 29, 11	1 Month	YTD	LTM
All Pub. Traded Thrifts	523.3	529.3	481.4	575.9	-1.13	8.71	-9.14
MHC Index	2,871.5	2,832.0	2,658.7	3,015.8	1.39	8.00	-4.78
Stock Exchange Indexes							
NYSE Thrifts	99.3	101.5	89.1	123.9	-2.21	11.48	-19.85
OTC Thrifts	1,433.9	1,446.1	1,327.9	1,511.7	-0.84	7.98	-5.15
Geographic Indexes							
Mid-Atlantic Thrifts	2,146.9	2,190.1	1,977.7	2,465.2	-1.97	8.56	-12.91
Midwestern Thrifts	1,586.3	1,573.4	1,405.3	1,718.2	0.82	12.88	-7.68
New England Thrifts	1,593.9	1,662.9	1,589.1	1,686.0	-4.15	0.31	-5.46
Southeastern Thrifts	212.5	194.4	183.5	232.3	9.27	15.76	-8.52
Southwestern Thrifts	450.3	441.1	383.4	374.1	2.09	17.45	20.38
Western Thrifts	58.8	56.4	47.9	54.5	4.41	22.84	8.03
Asset Size Indexes							
Less than $250M	786.5	798.3	755.2	746.0	-1.47	4.15	5.44
$250M to $500M	2,858.1	2,836.4	2,647.7	2,835.1	0.77	7.95	0.81
$500M to $1B	1,266.1	1,233.9	1,095.0	1,284.0	2.61	15.63	-1.39
$1B to $5B	1,571.8	1,577.0	1,437.5	1,558.9	-0.33	9.34	0.83
Over $5B	239.0	243.6	221.3	277.3	-1.87	8.03	-13.80
Pink Indexes							
Pink Thrifts	153.3	151.4	138.5	150.4	1.22	10.63	1.94
Less than $75M	384.3	379.9	372.4	413.7	1.16	3.21	-7.10
Over $75M	154.6	152.7	139.5	151.3	1.22	10.80	2.15
Comparative Indexes							
Dow Jones Industrials	13,213.6	13,212.0	12,217.6	12,810.5	0.01	8.15	3.15
S&P 500	1,397.9	1,408.5	1,257.6	1,363.6	-0.75	11.16	2.52

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4
LaPorte Bancorp, Inc.
Market Area Acquisition Activity

Exhibit IV-4
Indiana Thrift Acquisitions 2007-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
7/28/2011	2/17/2012	First Berne Financial Corp.	IN	AmericanTrust Federal SB (MHC)	IN	97,395	8.70	8.69	-0.76	-8.70	4.78	21.31	NA	NA	NA	NA	NA	NA	NA
3/24/2011	1/1/2012	United Federal Credit Union	MI	Griffith Savings Bank	IN	86,471	6.39	NA	NA	NA	NA	NA	0.3	NA	6.0	NA	NA	0.38	NA
1/7/2008	7/18/2008	MutualFirst Financial Inc.	IN	MFB Corp.	IN	510,448	8.04	7.34	0.65	8.08	1.02	104.83	52.8	37.08	118.7	131.1	15.7	10.35	5.50
8/16/2007	1/26/2008	First Security Inc.	KY	Warrick Loan & Savings Assoc.	IN	943	NM	NA	NA	NA	NA	NA	1.0	NA	106.0	NA	NM	106.04	NA
3/8/2007	10/12/2007	LaPorte Bancorp Inc	IN	City Savings Financial Corp.	IN	137,023	9.27	9.27	0.25	2.97	NA	NA	19.8	34.00	151.5	151.5	50.0	14.48	11.75
				Averages:		166,456	8.10	8.43	0.05	0.78	2.90	63.07	18.50	35.542	95.54	141.29	32.83	32.81	8.63
				Medians:		97,395	8.37	8.69	0.25	2.97	2.90	63.07	10.4	35.542	112.36	141.29	32.83	12.42	8.63

Source: SNL Financial, LC.

EXHIBIT IV-5
LaPorte Bancorp, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5
LaPorte Bancorp, Inc.
Director and Senior Management Resumes

Directors

Lee A. Brady serves as Chief Executive Officer of LaPorte-Federal and as Chairman of the Board and Chief Executive Officer of The LaPorte Savings Bank. He had served as Chief Executive Officer and President of LaPorte Savings Bank since 1989 and LaPorte-Federal since its formation in 2007. Mr. Brady began his career at The LaPorte Savings Bank in 1974. Mr. Brady is a graduate of Indiana University and the Graduate School of Banking at the University of Wisconsin-Madison. We believe Mr. Brady's long experience as a successful chief executive officer in both favorable and unfavorable economic climates makes him a valuable director.

Paul G. Fenker joined The LaPorte Savings Bank Board in 1979. In 2007, he was appointed to the Boards of LaPorte Savings Bank, MHC and LaPorte-Federal Mr. Fenker is the owner of Fenker's Finer Furniture in LaPorte. Mr. Fenker attended Ball State University. We believe Mr. Fenker's long experience with the local business community gives him unique insights into the challenges and opportunities that we face and makes him a valuable director.

Ralph F. Howes joined The LaPorte Savings Bank Board in 2003. In 2007, he was appointed to the Boards of LaPorte Savings Bank, MHC and LaPorte-Federal .He is a senior partner in the law firm of Howes & Howes, LLP. Mr. Howes is a graduate of Indiana University and received his Juris Doctorate degree from Valparaiso University. We believe Mr. Howes background as a business lawyer provides the Board of Directors with a unique perspective in addressing the legal requirements that we must satisfy and makes him a valuable director.

Mark A. Krentz joined The LaPorte Savings Bank Board in 2001. In 2007, he was appointed to the Boards of LaPorte Savings Bank, MHC and LaPorte-Federal. Mr. Krentz is the Chief Executive Officer of Thanhardt Burger, a local manufacturing company that works nationally with framing and fine art clients. Mr. Krentz is a graduate of Purdue University and received a certificate in Business Administration from Notre Dame. We believe Mr. Krentz's long experience with the local business community and as a successful chief executive officer makes him a valuable director.

L. Charles Lukmann, III was appointed to the Boards of LaPorte Savings Bank, MHC, LaPorte-Federal, and The LaPorte Savings Bank in 2007. Mr. Lukmann served as a director of City Savings Financial from 2004 to 2007. Mr. Lukmann has served as partner of Harris, Welsh & Lukmann, a law firm based in Chesterton, Indiana, since 1979. He is also a member of Woodlake Springs LLC and of Ennis Builders LLC. We believe Mr. Lukmann's long experience in banking, law and the Chesterton business community makes him a valuable director.

Jerry L. Mayes joined The LaPorte Savings Bank Board in 1991. In 2007, he was appointed to the Boards of LaPorte Savings Bank, MHC and LaPorte-Federal. Mr. Mayes is retired from Mayes Management, which manages rental properties. Mr. Mayes is a graduate of Indiana University. We believe Mr. Mayes long experience in real estate and business in the local community makes him a valuable director.

Dale A. Parkison, C.P.A. was appointed to the Boards of LaPorte Savings Bank, MHC, LaPorte-Federal, and The LaPorte Savings Bank in 2007. Mr. Parkison served as a director of City Savings Financial from 2004 to 2007. Mr. Parkison has served as President of Parkison & Hinton, Inc. P.C., a certified public auditing firm, since 1992. We believe Mr. Parkison's long experience in public accounting and in banking makes him a valuable director.

Exhibit IV-5
LaPorte Bancorp, Inc.
Director and Senior Management Resumes

Robert P. Rose was appointed to the Boards of LaPorte Savings Bank, MHC, LaPorte-Federal, and The LaPorte Savings Bank in August 2010. Mr. Rose has more than twenty-five years of financial industry experience, with an emphasis on strategic planning and investment and trust management. He is the President of Harbour Trust & Investment Management Company in Michigan City, Indiana, and is a Notre Dame graduate with a Bachelor's of Science degree in Business Administration and a concentration in Accounting. We believe Mr. Rose's many years of experience in the financial services industry and his knowledge of our community make him a valuable director.

Michele M. Thompson serves as President and Chief Financial Officer of LaPorte-Federal and LaPorte Savings Bank. Ms. Thompson joined us in 2003 as Chief Financial Officer and was named Vice President in 2004, Executive Vice President in 2007, and President and Chief Financial Officer in 2011. Ms. Thompson has more than 30 years of banking experience. Ms. Thompson is a graduate of Ball State University and holds a Master's of Business Administration from Indiana University South Bend. We believe Ms. Thompson's experience in banking and as a chief financial officer provides the Board of Directors with the unique perspective of someone experienced in financial, accounting and banking and makes her a valuable director.

Executive Officers who are not Directors

Information regarding our executive officers that are not also directors is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years.

Kevin N. Beres serves as Senior Vice President/Lending. He joined us in 2007 as Vice President/Commercial Lending and was promoted to Senior Vice President in 2009. Mr. Beres had more than 17 years of banking experience prior to joining The LaPorte Savings Bank. Mr. Beres is a graduate of Indiana University School of Business with a degree in Marketing and Management. Mr. Beres has completed numerous courses through Indiana Bankers Association and Community Bankers Association and is currently attending the Graduate School of Banking at the University of Wisconsin–Madison.

Daniel P. Carroll joined The LaPorte Savings Bank in 2011 as Executive Vice President/Chief Credit Officer with more than fifteen years of commercial lending and management experience as well as experience in loan review with an audit firm. Mr. Carroll is a graduate of the University of Notre Dame with a degree in Accounting and of the Graduate School of Commercial Lending at the University of Oklahoma.

Patrick W. Collins serves in the role of Senior Vice President/Mortgage Warehouse Lending. Mr. Collins joined The LaPorte Savings Bank in April 2009 as Vice President/Mortgage Warehouse Lending and was promoted to Senior Vice President in 2010. He has more than fourteen years of warehouse lending experience. Mr. Collins is a graduate of DeVry University in Columbus, Ohio, with a Bachelor's degree in Accounting.

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT IV-6
LaPorte Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
LaPorte Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	The LaPorte Savings Bank Historical at March 31, 2012		Pro Forma at March 31, 2012, Based Upon the Sale in the Offering of (1)							
			2,550,000 Shares		3,000,000 Shares		3,450,000 Shares		3,967,500 Shares (2)	
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
					(Dollars in thousands)					
Equity	$ 57,232	12.27%	$ 64,222	13.50%	$ 65,551	13.73%	$ 66,880	13.95%	$ 68,408	14.21%
Core capital	$ 46,103	10.08%	$ 53,093	11.37%	$ 54,422	11.61%	$ 55,751	11.85%	$ 57,279	12.12%
Core requirement (4)	22,873	5.00	23,345	5.00	23,433	5.00	23,521	5.00	23,622	5.00
Excess	$ 23,230	5.08%	$ 29,748	6.37%	$ 30,989	6.61%	$ 32,230	6.85%	$ 33,657	7.12%
Tier 1 risk-based capital (5)	$ 46,103	14.01%	$ 53,093	16.04%	$ 54,422	16.42%	$ 55,751	16.80%	$ 57,279	17.24%
Risk-based requirement	19,751	6.00	19,864	6.00	19,885	6.00	19,906	6.00	19,930	6.00
Excess	$ 26,353	8.01%	$ 33,229	10.04%	$ 34,537	10.42%	$ 35,845	10.80%	$ 37,349	11.24%
Total risk-based capital (5)	$ 50,067	15.21%	$ 57,057	17.23%	$ 58,386	17.62%	$ 59,715	18.00%	$ 61,243	18.44%
Risk-based requirement	32,918	10.00	33,106	10.00	33,141	10.00	33,177	10.00	33,217	10.00
Excess	$ 17,150	5.21%	$ 23,951	7.23%	$ 25,245	7.62%	$ 26,538	8.00%	$ 28,026	8.44%
Reconciliation of capital infused into The LaPorte Savings Bank:										
Net proceeds			$ 9,438		$ 11,199		$ 12,960		$ 14,985	
Less: Common stock acquired by stock-based benefit plan			(816)		(960)		(1,104)		(1,270)	
Less: Common stock acquired by employee stock ownership plan			(1,632)		(1,920)		(2,208)		(2,539)	
Pro forma increase			$ 6,990		$ 8,319		$ 9,648		$ 11,176	

(1) Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock sold in the stock offering with funds we lend. Pro forma generally accepted accounting principles ("GAAP") and regulatory capital have been reduced by the amount required to fund this plan. See "Management" for a discussion of the employee stock ownership plan.
(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.
(3) Tangible and core capital levels are shown as a percentage of total adjusted assets of $____ million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $_____ million.
(4) The current core capital requirement is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.
(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Source: LaPorte Bancorp's Preliminary Prospectus

EXHIBIT IV-7
LaPorte Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS AND ASSUMPTIONS SHEET
LaPorte Bancorp, Inc.
Prices as of May 25, 2012

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Indiana Companies Mean	Indiana Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	13.65 x	16.57x	14.58x	18.98x	17.56x	18.84x	17.75x
Price-core earnings multiple	=	P/CE	14.22 x	18.76x	16.80x	14.13x	14.13x	19.53x	18.35x
Price-book ratio	=	P/B	57.79%	75.08%	70.71%	79.83%	74.87%	79.31%	80.44%
Price-tangible book ratio	=	P/TB	65.39%	82.27%	80.70%	84.56%	76.37%	85.86%	82.89%
Price-assets ratio	=	P/A	9.02%	7.87%	7.33%	7.84%	7.41%	9.78%	9.79%

Valuation Parameters

				Adjusted
Pre-Conversion Earnings (Y) (Annualized	**$3,391,000**	(12 Mths 03/12)	ESOP Stock (% of Offering + Foundation) (E)	8.00%
Pre-Conversion Core Earnings (YC) (Ann	$3,262,000	(12 Mths 03/12)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)	**$56,590,000**	(2)	ESOP Amortization (T)	20.00 Years
Pre-Conv. Tang. Book Value (B)	$47,715,000	(2)	Stock Program (% of Offering + Foundation (M)	4.00%
Pre-Conversion Assets (A)	**$469,310,000**		Stock Programs Vesting (N)	5.00 Years
Reinvestment Rate (R)	1.04%		Fixed Expenses	$1,083,000
Tax rate (TAX)	39.05%		Percentage Sold (PCT)	54.3800%
After Tax Reinvest. Rate (R)	0.63%		MHC Assets (MHC1)	$261,000
Est. Conversion Expenses (1)(X)	6.67%		MHC Assets as a % of Offering (MHC2)	1.09%
Insider Purchases	$216,000		Options as % of Offering (O1)	10.00%
Price/Share	$8.00		Estimated Option Value (O2)	24.75%
Foundation Cash Contribution (FC)	0.00%		Option Vesting Period (O3)	5.00
Foundation Stock Contribution (FS)	0.00%	Shares	% of Options taxable (O4)	25.00%
Foundation Tax Benefit (FT)	$0			

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $44,133,872

2. $V = \frac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $44,133,872

3. $V = \frac{P/B * (B+FT+MHC1)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $44,133,872

4. $V = \frac{P/TB * (B+FT+MHC1)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $44,133,872

5. $V = \frac{P/A * (A+FT+MHC1)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $44,133,872

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	3,967,500	3,328,381	7,295,881	0	7,295,881	1.55615
Maximum	3,450,000	2,894,244	6,344,244	0	6,344,244	1.35317
Midpoint	3,000,000	2,516,734	5,516,734	0	5,516,734	1.17667
Minimum	2,550,000	2,139,224	4,689,224	0	4,689,224	1.00017

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$31,740,000	$26,627,048	$58,367,048	$0	$58,367,048
Maximum	$27,600,000	$23,153,952	$50,753,952	0	$50,753,952
Midpoint	**$24,000,000**	$20,133,872	$44,133,872	0	$44,133,872
Minimum	$20,400,000	$17,113,791	$37,513,792	0	$37,513,792

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8
LaPorte Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
LaPorte Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$37,513,792
Exchange Ratio	1.00017
2nd Step Offering Proceeds	$20,400,000
Less: Estimated Offering Expenses	1,523,520
Plus: MHC Assets	261,000
2nd Step Net Conversion Proceeds	$19,137,480

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$19,137,480
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,632,000)
Less: Restricted Stock Purchases (2)	(816,000)
Net Proceeds to be Reinvested	$16,689,480
Estimated after-tax net incremental rate of return	0.63%
Earnings Increase	$105,791
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(49,735)
Less: Stock Programs Vesting (3)	(99,470)
Less: Option Plan Vesting (4)	(91,122)
Net Earnings Increase	($134,536)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$3,391,000	($134,536)	$3,256,464
12 Months ended March 31, 2012 (core)	$3,262,000	($134,536)	$3,127,464

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundatior	After Conversion
March 31, 2012	$56,590,000	$16,689,480	$0	$73,279,480
March 31, 2012 (Tangible)	$47,715,000	$16,689,480	$0	$64,404,480

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
March 31, 2012	$469,310,000	$16,689,480	$0	$485,999,480

(1) Includes ESOP purchases of 8.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 4.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax eff 39.05%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
LaPorte Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$44,133,872
Exchange Ratio	1.17667
2nd Step Offering Proceeds	$24,000,000
Less: Estimated Offering Expenses	1,601,640
Plus: MHC Assets	261,000
2nd Step Net Conversion Proceeds	$22,659,360

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$22,659,360
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,920,000)
Less: Restricted Stock Purchases (2)	(960,000)
Net Proceeds to be Reinvested	$19,779,360
Estimated after-tax net incremental rate of return	0.63%
Earnings Increase	$125,377
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(58,512)
Less: Stock Programs Vesting (3)	(117,024)
Less: Option Plan Vesting (4)	(107,202)
Net Earnings Increase	($157,361)

3. Pro Forma Earnings

	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$3,391,000	($157,361)	$3,233,639
12 Months ended March 31, 2012 (core)	$3,262,000	($157,361)	$3,104,639

4. Pro Forma Net Worth

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
March 31, 2012	$56,590,000	$19,779,360	$0	$76,369,360
March 31, 2012 (Tangible)	$47,715,000	$19,779,360	$0	$67,494,360

5. Pro Forma Assets

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
March 31, 2012	$469,310,000	$19,779,360	$0	$489,089,360

(1) Includes ESOP purchases of 8.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 4.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax e1 39.05%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
LaPorte Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$50,753,952
Exchange Ratio	1.35317
2nd Step Offering Proceeds	$27,600,000
Less: Estimated Offering Expenses	1,679,760
Plus: MHC Assets	261,000
2nd Step Net Conversion Proceeds	$26,181,240

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$26,181,240
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,208,000)
Less: Restricted Stock Purchases (2)	(1,104,000)
Net Proceeds to be Reinvested	$22,869,240
Estimated after-tax net incremental rate of return	0.63%
Earnings Increase	$144,964
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(67,289)
Less: Stock Programs Vesting (3)	(134,578)
Less: Option Plan Vesting (4)	(123,282)
Net Earnings Increase	($180,185)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$3,391,000	($180,185)	$3,210,815
12 Months ended March 31, 2012 (core)	$3,262,000	($180,185)	$3,081,815

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
March 31, 2012	$56,590,000	$22,869,240	$0	$79,459,240
March 31, 2012 (Tangible)	$47,715,000	$22,869,240	$0	$70,584,240

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
March 31, 2012	$469,310,000	$22,869,240	$0	$492,179,240

(1) Includes ESOP purchases of 8.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 4.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, ta 39.05%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
LaPorte Bancorp, Inc.
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$58,367,048
Exchange Ratio	1.55615
2nd Step Offering Proceeds	$31,740,000
Less: Estimated Offering Expenses	1,769,598
Plus: MHC Assets	261,000
2nd Step Net Conversion Proceeds	$30,231,402

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$30,231,402
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,539,200)
Less: Restricted Stock Purchases (2)	(1,269,600)
Net Proceeds to be Reinvested	$26,422,602
Estimated after-tax net incremental rate of return	0.63%
Earnings Increase	$167,488
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(77,382)
Less: Stock Programs Vesting (3)	(154,764)
Less: Option Plan Vesting (4)	(141,775)
Net Earnings Increase	($206,434)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$3,391,000	($206,434)	$3,184,566
12 Months ended March 31, 2012 (core)	$3,262,000	($206,434)	$3,055,566

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
March 31, 2012	$56,590,000	$26,422,602	$0	$83,012,602
March 31, 2012 (Tangible)	$47,715,000	$26,422,602	$0	$74,137,602

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
March 31, 2012	$469,310,000	$26,422,602	$0	$495,732,602

(1) Includes ESOP purchases of 8.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 4.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax 39.05%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
LaPorte Bancorp, Inc.
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2012

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
FCAP	First Capital, Inc. of IN	4,008	-779	265	0	3,494	2,786	1.25
FCLF	First Clover Leaf Fin Cp of IL	1,912	-1,248	424	0	1,088	7,687	0.14
FDEF	First Defiance Fin. Corp of OH	14,997	-7,669	2,607	0	9,935	9,728	1.02
FSFG	First Savings Fin. Grp. of IN	3,633	-50	17	0	3,600	2,286	1.57
HFFC	HF Financial Corp. of SD	1,355	1,463	-497	0	2,321	7,039	0.33
HFBC	HopFed Bancorp, Inc. of KY	4,457	-2,917	992	0	2,532	7,494	0.34
JXSB	Jacksonville Bancorp Inc of IL	3,466	-869	295	0	2,892	1,921	1.51
LSBI	LSB Fin. Corp. of Lafayette IN	929	-1,376	468	0	21	1,556	0.01
RIVR	River Valley Bancorp of IN	1,199	-982	334	0	551	1,514	0.36
WAYN	Wayne Savings Bancshares of OH	1,486	-148	50	0	1,388	3,004	0.46

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Marcus Faust, Senior Vice President (23)	(703) 647-6553	mfaust@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com